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08000705

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Canadian Western Bank

*CURRENT ADDRESS

BEST AVAILABLE COPY

**FORMER NAME

PROCESSED

**NEW ADDRESS

FEB 15 2008

THOMSON FINANCIAL

FILE NO. 82- 04478 FISCAL YEAR 10-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dee

DAT : 2/13/08


NAME
NOM
No.
NAME
NOM
No.
NAME
No.
NAME
No.
NAME
NOM PURPOSE DRIVEN
No.

CANADIAN WESTERN BANK 2007 ANNUAL REPORT

CANADIAN WESTERN BANK GROUP
Bank · Trust · Insurance

PERFORMANCE TARGETS

Canadian Western Bank (CWB or the Bank) surpassed all fiscal 2007 performance targets by considerable margins. Record earnings benefited from excellent loan growth of 28% and reflect the ongoing success of every business within the CWB Group. Performance targets for fiscal 2008 reflect expectations for continued strong results supported by the Bank's expanding market presence and ongoing economic strength in CWB's chosen markets. Management will maintain its disciplined approach to growth and plans to deliver continued strong financial performance for shareholders by taking care of what matters most: customers and employees.

	2007 Target	**2007 Performance**	2008 Target
Net income growth	20%	**34%**	15%
Total revenue (teb) growth	15%	**23%**	17%
Loan growth	14%	**28%**	15%
Provision for credit losses as a percentage of average loans	0.20% or less	**0.16%**	0.15%
Efficiency ratio (teb)	46%	**44.6%**	45%
Return on equity	15%	**17.4%**	17%
Return on assets	1.10%	**1.18%**	1.10%

Highlights of 2007

- Achieved organic loan growth of 28%, marking the Bank's 18th consecutive year of double-digit loan growth.
- Increased net income 34% to a record $96 million and a corresponding improvement in return on equity (ROE) of 260 basis points to 17.4%.
- Opened new branches in Abbotsford, British Columbia and Medicine Hat, Alberta.
- Established a new benchmark efficiency ratio, which measures non-interest expenses against total revenues, of 44.6%.
- Surpassed $9.5 billion in total assets and $4.0 billion in trust assets under administration.
- Named one of the "50 Best Employers in Canada", as recognized by the Globe & Mail Report on Business magazine.
- Celebrated the 20th anniversary of Canadian Western Trust.
- Expanded Internet service capabilities for Canadian Direct Insurance.

FIVE YEAR FINANCIAL SUMMARY

($ thousands, except per share amounts)

	2007	2006	2005	2004	2003
Results of Operations					
Net interest income (teb) [(1)]	$ 210,659	$ 168,684	$ 140,320	$ 117,236	$ 107,655
Less teb adjustment	5,410	4,078	3,975	3,898	2,992
Net interest income per financial statements	205,249	164,606	136,345	113,338	104,663
Other income	62,821	53,086	45,561	35,052	25,326
Total revenues (teb)	273,480	221,770	185,881	152,288	132,981
Total revenues	268,070	217,692	181,906	148,390	129,989
Net income	96,282	72,007	54,391	44,161	38,193
Return on common shareholders' equity [(2)]	17.4%	14.8%	12.7%	12.9%	12.9%
Return on average total assets [(3)]	1.18	1.12	1.03	0.97	0.95
Per Common Share [(4)]					
Average common shares outstanding (thousands)	62,354	61,514	60,394	53,564	51,232
Earnings per share					
Basic	$ 1.54	$ 1.17	$ 0.90	$ 0.83	$ 0.75
Diluted	1.50	1.13	0.87	0.75	0.67
Dividends [(5)]	0.3400	0.2500	0.1900	0.1875	0.1150
Book value	9.48	8.39	7.48	6.73	6.08
Market price					
High	30.86	22.78	20.35	12.07	10.00
Low	20.78	16.64	11.04	9.57	5.82
Close	30.77	21.15	17.60	11.92	9.99
Balance Sheet and Off-Balance Sheet Summary					
Assets	$ 9,525,040	$ 7,268,360	$ 5,705,028	$ 4,918,895	$ 4,343,972
Cash resources, securities and repurchase agreements	1,961,241	1,332,987	976,000	848,179	766,699
Loans	7,405,580	5,781,837	4,590,263	3,930,114	3,529,003
Deposits	8,256,918	6,297,007	4,913,307	4,267,788	3,819,750
Subordinated debentures	390,000	198,126	128,126	110,600	121,951
Shareholders' equity	595,493	519,530	457,990	367,589	316,231
Assets under administration	4,283,900	3,344,414	2,649,065	1,759,473	1,474,964
Capital Adequacy					
Tangible common equity to risk-weighted assets [(6)]	7.7%	8.6%	9.7%	9.0%	8.9%
Tier 1 ratio [(7)]	9.1	10.1	9.7	9.0	8.9
Total ratio [(7)]	13.7	13.7	12.4	11.8	13.1
Other Information					
Efficiency ratio (teb) [(8)]	44.6%	46.0%	48.6%	49.5%	46.3%
Efficiency ratio	45.5	46.9	49.7	50.8	47.4
Net interest margin (teb) [(9)]	2.58	2.62	2.66	2.57	2.68
Net interest margin	2.51	2.56	2.59	2.48	2.60
Provision for credit losses					
as a percentage of average loans	0.16	0.20	0.24	0.25	0.25
Net impaired loans as a percentage of total loans	(0.57)	(0.75)	(0.68)	(0.36)	(0.37)
Number of full-time equivalent staff [(10)]	1,185	1,097	999	936	632
Number of bank branches	35	33	31	29	27

(1) Most banks analyze revenue on a taxable equivalent basis (teb) to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statements of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and, therefore, may not be comparable to similar measures presented by other banks.

(2) Return on shareholders' equity is calculated as net income divided by average shareholders' equity.

(3) Return on assets is calculated as net income divided by average total assets.

(4) Stock dividends effecting a two-for-one split of the Bank's common shares were paid in 2005 and 2007. All prior period common share and per common share information has been restated to reflect these effective splits.

(5) The dividend policy was amended to be quarterly instead of semi-annually during the first quarter of fiscal 2004. The dividend rate for fiscal 2004 appears unusually high as it includes the last semi-annual dividend of $0.0750 per share paid in the first quarter and quarterly dividends of $0.0375 paid in subsequent quarters.

(6) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less trust subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(7) Tier 1 and total capital adequacy ratios are calculated in accordance with guidelines issued by OSFI.

(8) Efficiency ratio is calculated as non-interest expenses divided by total revenues.

(9) Net interest margin is calculated as net interest income divided by average total assets.

(10) The increase in staff in 2004 reflects the acquisitions of Canadian Direct Insurance Incorporated and Valiant Trust Company.

OUR HISTORY OF FINANCIAL PERFORMANCE

Total Assets ($ millions)


10,000
8,000
6,000
4,000
2,000
0
4,344
4,919
5,705
7,268
9,525
2003
2004
2005
2006
2007

Total Loans ($ millions)


8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,529
3,930
4,590
5,782
7,406
2003
2004
2005
2006
2007

Total Revenues (teb) ($ millions)


300
250
200
150
100
50
0
133
152
186
222
273
2003
2004
2005
2006
2007

Net Income ($ millions)


100
80
60
40
20
0
38
44
54
72
96
2003
2004
2005
2006
2007

Provision for Credit Losses
(as a percentage of average loans)


1.00
0.75
0.50
0.25
0.00
0.25%
0.25%
0.24%
0.20%
0.16%
2003
2004
2005
2006
2007

Efficiency Ratio (teb)
(expenses to revenues)


100
75
50
25
0
46.3%
49.5%
48.6%
46.0%
44.6%
2003
2004
2005
2006
2007

About our organization

Since 1984, we've grown from a small bank to a significant financial force in Western Canada. Our common sense strategies and unwavering commitment to deliver exceptional service continue to set us apart. Customers choose us to experience our *Think Western®* way of doing business. The Canadian Western Bank Group (CWB Group) now has more than $9.5 billion in total assets.

Canadian Western Bank (CWB). Our flagship company offers a full range of business and personal banking services and is the largest Schedule I bank headquartered in Western Canada. With 35 branches in strategically selected markets in the four western provinces, we serve people who want friendly, relationship-based banking.

Canadian Western Trust Company (CWT). We provide clients with solutions in retirement, trustee and custodial financial services. With over twenty years of service and more than $4.0 billion in assets under administration, we offer innovative product solutions supported by our commitment to provide superior customer experiences.

Valiant Trust Company (Valiant). Specializing in corporate trust, stock transfer and employee plan services to public and private corporations and trusts, we offer the highest quality of service and flexibility to meet our clients' needs.

Canadian Direct Insurance Incorporated (CDI). We offer auto and home insurance to individuals in Alberta and British Columbia (BC). Our focus is delivering friendly and informed service at competitive rates to customers via the Internet or telephone, as well as through select auto insurance brokers in BC.

Message to Shareholders

Canadian Western Bank (CWB or the Bank) has a history of meeting or exceeding expectations and our growth this year was excellent. We are very pleased to report that your Bank achieved record annual earnings and revenues led by unprecedented 28% loan growth. We surpassed all 2007 performance targets by considerable margins. New targets for 2008 reflect our expectations for continued strong performance, driven by more sustainable double-digit growth levels. CWB shares closed at $30.77 at year-end, which, including reinvested dividends and adjusted for a two-for-one stock dividend paid in January 2007, represented a twelve-month total return to shareholders of 47%.

While we have benefited from robust economic conditions in our chosen markets, our success would not have been possible without the continued dedication and hard work of everyone within the CWB Group. Our talented team of employees has continually risen to the demands of building a successful, high-growth organization and we would like to personally thank everyone for their ongoing efforts. Among our financial highlights, total assets surpassed $9.5 billion thanks to excellent contributions from all business lines. Western Canada's economic strength, coupled with the Bank's growing market presence, led to record earnings growth of 34%. Very strong operating performance supported by our more efficient capital structure also contributed to a 260 basis point year-over-year improvement in return on equity (ROE), to a record 17.4%.

Although it was a great year, we will not rest on our past success. We must continually challenge ourselves to find new and better ways to do things as we expand within our markets. The theme of the 2007 Annual Report is "Purpose Driven", a phrase that sums up our culture as well as our ongoing commitment to maximize value for both our shareholders and our customers. Through this theme, we highlight four essential foundations for CWB's ongoing success and the focus of our strategic direction: People, Infrastructure, Process and Business Enhancement.

BANKING SERVICES

Loan growth was double our 14% annual target and continued to be the primary driver of the Bank's earnings. We maintained our focus on high quality assets within Western Canada's robust economies and non-performing loans continued to be very low in comparison to the total portfolio. As always, we are monitoring the portfolio closely for signs of a material shift in economic fundamentals. The Bank's strong balance sheet, combined with our consistent provisions for loan losses, have us well positioned to manage turns in the credit cycle. Building on CWB's relationship-based banking strategy remains key for ongoing success and we will continually enhance this focus as we further expand in our markets.

In line with our infrastructure strategy, we opened new branches in Abbotsford, British Columbia and Medicine Hat, Alberta in 2007. Our confirmed infrastructure objectives for the near future include three new full-service branches in Alberta located in Sherwood Park, Leduc and Airdrie. Other plans currently in progress also include two additional branches in British Columbia.

Our strategies to increase internal funding sources showed excellent results, with 27% growth in branch-raised deposits keeping pace with loan growth. The demand and notice component of branch-raised deposits increased 34%, partially due to the success of our recently launched high-interest savings account branded *Summit Savings*®. Generating continued growth in branch-raised deposits is a key focus of our retail strategy, as success in this area provides important diversification of funding sources.

Another highlight in 2007 was the ongoing success of our alternative mortgage business, Optimum Mortgage. This business has produced very strong returns and we remain comfortable with its overall risk profile. Optimum's portfolio increased 64% this year to comprise approximately 5% of total loans and we are optimistic about opportunities for continued strong growth in this business.

TRUST SERVICES

Canadian Western Trust Company (CWT) marked its 20th anniversary this year with several notable accomplishments. CWT's trust assets under administration grew 28% to surpass a new milestone of more than $4.0 billion. These assets have more than doubled in the past three years, reflecting the success of our growing customer base as well as customers' appreciation of our innovative, customized services.

Several exciting new product features were introduced as CWT continued to build on its commitment to provide superior customer experiences.

Valiant Trust Company (Valiant) exceeded our expectations despite challenges related to ongoing uncertainty for income trusts and fewer initial public offerings. Valiant made excellent strides in enhancing its systems capability and overall business efficiencies. Products were also expanded through a strategic partnership with another service provider. Valiant is currently seeking incorporation as a federal trust company and growth plans for 2008 include opening an office in Toronto.

INSURANCE

Canadian Direct Insurance Incorporated (CDI) exceeded $104 million in gross written premiums as we continued to increase our brand awareness throughout Alberta and British Columbia. In Alberta, we achieved double-digit growth in policies outstanding in both the home and auto product lines. Our most recent customer surveys also reflect enviable customer satisfaction rates for claims servicing. Sales over the Internet have been a great success and more and more of our customers are choosing to purchase their policies this way. We continue to enhance our web-based delivery channel and now have the ability to deliver auto policy documents to our customers electronically.

We are pleased with the progress of this business despite ongoing regulatory and competitive challenges. Insurance operations provide a solid contribution and support our strategies to diversify revenues and increase ROE. Future initiatives include continued enhancements to our Internet-based technology platform, which will help facilitate new growth opportunities, including the ability to sell our home product online.

THINK WESTERN®

CWB's selection as one of the "50 Best Employers in Canada" was a highlight in the year. Results were based on employee surveys and we used the feedback to further enhance our position as an employer of choice within our markets. The introduction of our *cwbalance®* program further confirmed our commitment to provide employees with a more rewarding work/life balance. We recognize that the Bank's future success rests on a continued ability to retain and recruit top-quality talent and this will remain a key management priority. Offering friendly, *Think Western* service is a major element that sets us apart from our competition and employees are directly charged with the most important role in our company – taking care of customers.

GOVERNANCE

Our Board of Directors and senior management remain committed to developing the best business strategies for the Bank within an effective governance framework. We continually evaluate changing standards and best practices with the goal of implementing ideas that promote the collective best interests of CWB's stakeholders.

OUTLOOK

Our proven strategies for responsible growth and conservative risk management will remain top-of-mind as we build on 2007's excellent results. Strong earnings will contribute to our growing capital base and we will also remain flexible regarding the addition of further non-dilutive sources of capital. We will maintain higher liquidity raised in response to increased uncertainties in the financial markets. Although this strategy has a negative effect on net interest margin, it is consistent with our conservative risk tolerance and augments our position to manage future unexpected events. We will also remain well positioned to capitalize on strategic opportunities, including accretive acquisitions that may become available. Higher credit spreads and a corresponding increase in loan yields are ultimately expected to help offset margin compression once financial markets normalize.

Achieving high quality growth has always been a focal point of the Bank's success, but operating within Western Canada's robust economies also presents some unique challenges. Supporting career development for our existing staff and the recruitment of more first-rate performers remains a top priority. We will also capitalize on economies of scale and ongoing process improvements to help mitigate cost pressures in our markets. Economic activity in Western Canada has moderated from the very high levels observed over the recent past and softness is apparent within certain industries, particularly forestry and natural gas. Our portfolio continues to be well secured with a very low level of impaired assets. Strong loan growth is expected to continue, but at more sustainable double-digit levels than have been achieved over the past two fiscal years.

Our commitment to add value for shareholders will be accomplished through taking care of what matters most – our customers and employees. Our expectations for growth in loans, revenues and income reflect confidence in our strategic direction and ongoing opportunities in our chosen markets. We look forward to celebrating continued success in 2008 as we take the Bank to the next level of its development.

Jack C. Donald
CHAIRMAN

Larry M. Pollock
PRESIDENT AND CEO

Everything has a purpose...

At Canadian Western Bank Group, we offer banking, trust and insurance services in a way that is thoughtful, responsive and forward-looking. Throughout almost a quarter of a century, we've grown and prospered by staying connected to our core purpose.

Our fundamental purpose is to provide shareholders with a sound and profitable return; clients with value, service and stability; and employees with a positive and rewarding work environment – while contributing to the communities in which we operate.

We work hard to be known and respected as Canada's western bank, providing western Canadians and other select markets with a preferred source of individual and commercial financial services.

Maintaining clarity of focus is the key to making the best business decisions and providing value to our customers, shareholders and employees.

By defining ourselves through the customers and markets we serve, we've built our organization on relationships and exceptional service delivery. This priority permeates every aspect of our decision-making and is the bar we measure all decisions against.

Strategy is a road map to achieve our goals. We concentrate our strategic efforts in four main areas – people, infrastructure, process and business enhancement. A fifth facet, community investment, is how we deepen our relationship with the places and people that have welcomed us.

In each of these areas, we know exactly where we're going and why we're headed in that direction. People come first – always. Our services are offered to meet our customers' needs and help them achieve their financial goals. We step into the future with confidence knowing our relationships are strong enough to give us insight into their needs.

When you act with purpose, you become a powerful force.

NAME
NOM PURPOSE DRIVEN | No.





PEOPLE

Let's be clear about why we exist...

People trust us with something very important: financial growth, stability and protection. We deliver common sense advice and impeccable service as we work to meet the needs of customers as circumstances change and their goals evolve.

There's no substitute for getting to know a person face-to-face. We are set apart by our commitment to serving organizations and individuals by nurturing strong relationships.

We engage with customers to uncover the purpose behind their needs – goals like expanding their business, creating more financial flexibility, buying a house, safeguarding their assets or sending kids to college. By gaining this understanding, we forge deeper connections with customers and ensure we're delivering the best options for them.

As a service organization, employees are the foundation of our company. Key factors in attracting and keeping good people include maintaining a strong workplace culture, competitive benefits and compensation packages, and flexible career tracks.

Our *Think Western*® culture – accessible, optimistic, knowledgeable, respectful and sensible – embodies our attitude. It's reflected in all our relationships, including interactions with customers, suppliers, shareholders and each other.

Benefits and compensation packages are comprehensive and strengthened by employee feedback. We have been recognized as one of the "50 Best Employers in Canada", confirming our people strategy and further identifying us as an employer of choice.

As a thriving company, we have plenty of room for career advancement and exploration. There are visible opportunities for career progression and for people to initiate projects and contribute ideas. Diversification allows growth through many avenues and career development is supported throughout our organization, from entry level to senior management.

When you take care of people, they look out for you. The purpose of creating a dynamic workplace is to attract and retain people who'll enhance customer experience and fuel our continued success.



INFRASTRUCTURE

The right tools to get things done...

Clarity of purpose is key to determining need. This certainty drives our infrastructure – our physical premises, technological systems, capital and brand are all focused on delivering *Think Western* service. The strength of these four factors is critical to our growth.

Branches are opened only in markets we are confident will support them and are generally profitable in the first year. Programs for upgrades and expansions to existing facilities are ongoing, keeping our physical premises welcoming and current. Open building plans give us flexibility to reconfigure space to remain responsive to the communities we serve.

Technology is used to improve processes and add value to customer experiences. We choose proven and efficient technology, and implement something new when we fully understand the impact and benefits of our choices and can integrate it seamlessly into our services. Banking and insurance technology initiatives – like adding more ABMs or the ability to deliver auto insurance policies electronically – are offered with greater customer convenience in mind.

Strong capital supports growth and gives us flexibility to act on strategic opportunities while appropriately managing risks. In addition to growing retained earnings with strong profitability, we add value for shareholders by utilizing efficient sources of non-dilutive capital, including Innovative Tier 1 and subordinated debentures.

Brand may seem the least tangible of our infrastructure elements, but it serves a function vital to our success – it reflects the *Think Western* values and culture on which we base our relationships.

Together, these four facets of infrastructure create an operating environment that supports our processes and helps us better serve customers.







PROCESS

We do what makes sense...

Process is about taking the best course of action to achieve our purpose. Successful processes depend on policies, regulations, risk management, operations and procedures.

Customers trust us to help them achieve their financial goals. To get them on the best road, we act with "intelligent flexibility". Processes without clear motives are frustrating and mire an organization in bureaucracy.

One reason we strive to hire the right people is that we need them to be the human element in our policies. Employees understand the purpose behind policies and are empowered to make appropriate, common sense decisions. Our feedback programs gather ideas from all levels on what we can do better.

Intelligent flexibility also keeps us agile while managing risk. We choose to maintain a conservative risk profile as part of our overall growth strategy, based on our market knowledge and business expertise. Our strong credit culture responds to market changes with confident action, closely monitoring circumstances and taking advantage of positive developments. We continually evaluate and improve processes to ensure we are maximizing efficiencies and adding value for our stakeholders.

We engage in continual reassessment to ensure our policies and procedures keep pace with customer needs and the world around us. We look for opportunities to share technology and processes to become more effective and efficient. And we always ask ourselves the most important question: does it serve our purpose?





BUSINESS ENHANCEMENT

Driving our growth...

We're always on the lookout for opportunities that fit our purpose and better serve our customers, shareholders and employees. Our future is about building on these founding principles. Following this rule of thumb, we'll explore new avenues of growth that continue our tradition of offering commercial and personal financial services with a difference, in Western Canada and beyond.

We started out as a small bank in an underserved niche and we maintain our "small bank" values as we grow. We still believe in the things that made us a better choice for western Canadian customers in the first place and we still serve the same purpose. Our focus and determination continues to build on our history of excellence.

Our strategy will take us into the next era of Canadian Western Bank Group and sustain our growth without compromising quality or security. We'll maintain our commercial lending and retail banking focus and build on our strengths to add value for customers, shareholders and employees.

Our strategy includes enhancing product distribution, identifying new stable and cost-effective funding sources, sharing resources and looking for opportunities for cross-promotion to increase awareness. We also remain ready to capitalize on strategic acquisitions.

Over almost 25 years serving western Canadians, we've learned that forward thinking, balanced by prudence and informed by experience, works as well for our customers as it does for us. We'll continue to explore new avenues of development because a strong core purpose opens up endless opportunities.



COMMUNITY INVESTMENT

A shared purpose and future...

Communities welcome us and provide us the opportunity to grow and succeed. We strengthen our relationships by supporting causes that build a better future in neighbourhoods we call home.

CWB's values are reflected in our activities and our involvement doesn't stop at financial contributions. Our people are active community members who donate time, energy and expertise to their chosen causes.

We've enhanced our community investment program to maximize benefits and allow branches to respond to priorities in their regions. We review all requests to ensure projects we support are aligned with our *Think Western* values. Areas of focus include community programs, education, health and caregiving.

Like everything else we do, our community investment makes sense. We direct our help to complement the need and purpose of causes. We can have a larger impact with a flexible approach that supports novel ways of meeting community investment needs.

One example is the Alberta Diabetes Foundation (ADF). We have worked alongside the ADF as it has grown from a small organization into a recognized charitable foundation with resources to support its strong purpose. Edmonton is acknowledged worldwide as a centre of innovative discovery and care for this serious illness and the ADF plays a vital role in fundraising efforts for research to prevent and treat this disease. Our relationship has been built over many years, and we've established that we can work creatively to help meet its goals. We've supported the ADF with funds, people, expertise and other initiatives. Most recently, we donated office furniture to the ADF that will be used in the Alberta Diabetes Institute at the University of Alberta.

As we continue to prosper, our community involvement will also grow.



2007 Highlights

THE YEAR IN REVIEW

AWARDS OF EXCELLENCE RECIPIENTS FOR 2007

Awards of Excellence recognize employees who display qualities for which CWB is known and that are inherent under the brand *Think Western*. When staff *Think Western*, they exceed expectations in the areas of client service (both internal and external), peer relationships, innovation and initiative. They are enthusiastic about their work and their employer, reliable, respectful and responsive to both customers and co-workers.

Alma Bonneau, CWB Corporate
Ann Brandson, CWB Calgary Foothills
Barbara Walker, CWB Grande Prairie
Brad Swanson, CWT Vancouver
Candace Speck, Valiant Calgary
Carol Hunt, CWB Calgary Northeast
Hue Nguyen, CWB Park Place
Kelly Jones, CWB Coquitlam
Lana Moritz, CWB Grande Prairie
Lisa Poitras, CDI BC
Lynne Kunz, CDI BC
Tanis Poshtar, CWB Edmonton Main
Terri Todd, CWB Corporate

CANADIAN WESTERN BANK

Recognized as one of the "50 Best Employers in Canada" through input provided by our employees.
Purpose: Confirm strategy and provide valuable feedback to further improve and differentiate CWB as an employer of choice.
Area: People

Opened new branches in Abbotsford, BC and Medicine Hat, AB. Confirmed plans to open three additional branches in Alberta and started plans for at least two additional branches in BC.
Purpose: Continued expansion into markets with identified demand for the Bank's services.
Area: Infrastructure

Launched *cwbalance* initiative in support of the Bank's commitment to offer employees a strong work/life balance.
Purpose: Help promote a healthy work environment and improve employee morale.
Area: People

Significantly enhanced employee benefit program.
Purpose: Take care of existing employees and provide additional incentives for recruiting more high quality people with strong *Think Western* attitudes.
Area: People

Completed systems and process improvements across several business units. Created a business improvement team to critically and independently assess ways to improve our businesses.
Purpose: Improve efficiencies and increase operating capacity.
Area: Process

Increased brand awareness and diversified funding sources with the successful launch of a high-interest *Summit Savings* account.
Purpose: Meet customer needs while increasing funding sources and brand awareness.
Area: Business Enhancement

Expanded scope of in-house training programs and built a dedicated training centre at Corporate Office.
Purpose: Cultivate the next generation of leaders in commercial and retail banking.
Area: People/Infrastructure

Initiated an expansion of the Bank's ABM network.
Purpose: Provide added convenience for customers.
Area: Business Enhancement/Infrastructure

Goals for 2008 include

- Ongoing expansion of the branch network.
- Continuous improvements to the retail banking platform with a goal of improving customer relationship management capabilities.
- Launch of online account opening capability to further diversify and enhance deposit sources.
- Increase brand awareness through expanded cross-marketing initiatives.
- Further development of the *cwbalance* program.

VALIANT TRUST COMPANY

Completed major systems upgrade.
Purpose: Add greater stability and control, particularly in a high-growth environment.
Area: Infrastructure/Process

Entered a strategic partnership with another specialized service provider.
Purpose: Enhance product offerings and expand client base.
Area: Business Enhancement

Accepted as an approved transfer agent for the New York Stock Exchange.
Purpose: Expand client base and improve service options for existing customers.
Area: Business Enhancement

Goals for 2008 include

- Finalize incorporation as a federal trust company and open an office in Toronto.
- Expand and diversify operations with a targeted business development focus in BC and Ontario.
- Integrate further systems upgrades to improve product offerings and risk management capabilities.
- Ongoing review of all major business processes and controls to identify areas for further process and efficiency improvements.

CANADIAN WESTERN TRUST COMPANY

Worked with other service providers to develop a unique mutual fund service and pricing model.
Purpose: Enhanced product offering that allows selected financial advisor customers to improve their corporate branding and increase profitability.
Area: Business Enhancement

Improved Group RRSP recordkeeping system and developed preferred institutional pricing with select investment managers.
Purpose: Expand reach into new markets.
Area: Business Enhancement

Implemented new business practices and documentation for the valuation of mortgages held in self-directed registered plans.
Purpose: Integrate changing regulations into processes.
Area: Process

Goals for 2008 include

- Convert paper record keeping to document imaging – improve security and efficiencies.
- Leverage technology to increase lead generations and optimize upselling opportunities.
- Offer low-cost, personalized Group RRSP to small-to-medium sized companies.
- Launch the next phase of our client and advisor online query (Cweb2) tool to provide customers enhanced online capabilities.
- Expand inside sales and telesales to optimize performance.

CANADIAN DIRECT INSURANCE INCORPORATED

Introduced quarterly "Town Hall" meetings for employees.
Purpose: Keep staff informed on current issues and provide increased interaction with senior management.
Area: People

Improved internal training programs.
Purpose: Update training for better performance and job satisfaction.
Area: People/Business Enhancement

Launched new online auto quote and sales system for BC and AB customers.
Purpose: Provide further product differentiation, efficiencies and added customer convenience.
Area: Infrastructure/Business Enhancement

Added Human Resource home page and access to CWB intranet.
Purpose: Provide staff convenient access to company information, including policies, forms, benefits, etc.
Area: People

Commenced project to replace imaging system in Claims Department.
Purpose: Enhance process management and improve productivity and customer visibility.
Area: Process/Infrastructure

Initiated pilot program to distribute white-labelled BC auto optional product through a broker network.
Purpose: Alternate distribution model to leverage existing technology.
Area: Business Enhancement

Goals for 2008 include

- Formalize employee orientation program and *Think Western* customer service training.
- Enhance CDI.com career page.
- Migrate all major systems to new databases to improve security.
- Install a new call recording system at the Alberta call centre.
- Complete next phase of Internet-based technology platform.

Management's Discussion and Analysis

CORPORATE GOVERNANCE

INTRODUCTION

Sound and effective corporate governance has always been a priority for Canadian Western Bank (the Bank). The Board of Directors (the Board) and management of the Bank are committed to govern and maintain the Bank's operations effectively and efficiently within its regulatory environment. Corporate governance policies are reviewed regularly for improvement and are designed to strengthen the ability of the Board to effectively supervise management and enhance long-term shareholder value.

The Board's Corporate Governance & Human Resources Committee provides direction, monitors compliance and makes recommendations to the Board to enhance corporate performance and promote ongoing improvement in Board effectiveness.

THE BOARD OF DIRECTORS

The Board has reviewed the status of each of its directors to determine whether such director is independent as defined in National Instrument 58-101 *Disclosure of Corporate Governance Practices* (NI58-101) and affiliated as defined by the affiliation regulations set forth in the Bank Act. The review included the completion of self-assessment questionnaires by each of the directors and a detailed review of such questionnaires by the Conduct Review Committee. As a result of this review and after consideration of all business, charitable and family relationships among the directors and the Bank, the Board has determined that all of the directors, except Mr. Pollock, (or 92% of the Board) are both independent and not affiliated with the Bank. Mr. Pollock is not independent and is affiliated with the Bank as a result of his position as President and Chief Executive Officer (CEO) of the Bank. It is a requirement under the Bank Act that the CEO be a director of the Bank.

The Board holds four regular meetings each year, as well as additional meetings as required. At the end of every regularly scheduled Board meeting, a session is held without any management, including the CEO, present. In the year ended October 31, 2007, the Board had four sessions at which the CEO and other members of management were not in attendance.

Mr. Jack Donald is the Chairman of the Board. Mr. Donald is an independent director as defined in NI58-101. As Chairman of the Board, his responsibilities include ensuring that the Board functions effectively and independently of management and that it meets its obligations and responsibilities as set out in its mandate.

BOARD MANDATE

The Board's mandate sets out the Board's purpose, organization, duties and responsibilities. Its written mandate is summarized as follows.

The Board has responsibility for stewardship of the Bank, including

- to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers (as defined in National Instrument 51-102 *Continuous Disclosure Obligations*) and that the CEO and other executive officers create a culture of integrity throughout the organization;
- adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
- the identification of the principal risks of the Bank's business and ensuring the implementation of appropriate systems to manage these risks;
- overseeing succession planning (including appointing, training and monitoring senior management);
- adopting a communication and disclosure policy for the Bank;
- overseeing the Bank's internal control and management information systems;
- developing the Bank's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Bank; and
- reviewing and disclosing, no less than annually, measures for receiving feedback from stakeholders.

In addition to the above, the Board shall

- with the assistance of the Corporate Governance & Human Resources Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Bank and approve all senior officer appointments (Vice President and higher);
- with the assistance of the Corporate Governance & Human Resources Committee, develop a position description for the CEO, which, together with other board-approved policies and practices, should provide for a definition of the limits to management's responsibilities, approve the objectives of the Bank to be met by the CEO, and ensure the performance of the CEO is evaluated at least annually;
- with the assistance of the Corporate Governance & Human Resources Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than a biennial basis;
- review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operation budget, including capital expenditures;
- approve material divestitures, acquisitions and financial commitments;
- with the assistance of the Audit Committee, approve the annual audited and quarterly unaudited financial statements, the annual and quarterly Management's Discussion and Analysis (MD&A), the Annual Information Form, the Management Information Circular and other annual public documents of the Bank;

- determine the content and frequency of management reports;
- review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work;
- ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls; and
- with the assistance of the Audit Committee and Loans Committee, approve loan write-offs.

The Board has developed written position descriptions for the Chairman of the Board as well as the Chair of each board committee. The Board has also developed a written position description for the CEO.

ORIENTATION AND CONTINUING EDUCATION

The Bank has not adopted a formalized process of orientation for new Board members although all directors are provided with a Directors' Manual, which includes a copy of all Board and committee mandates and policies, the Bank's bylaws and other reference material. New directors are also provided the opportunity to meet with senior management and other directors.

Directors are kept informed as to matters impacting, or which may impact, the Bank's operations through reports and presentations at the quarterly Board meetings. Special presentations on specific business operations are also provided to the Board. In 2007, presentations were made to the Board on the liquidity issues associated with the asset-backed commercial paper market, the Bank's business strategy and the Bank's information technology strategy. In addition, a presentation was made to the Audit Committee on International Financial Reporting Standards.

ETHICAL BUSINESS CONDUCT

The Bank has a written code of conduct for its directors and a written code of conduct for its officers and employees. A copy of both of these codes may be found on the Bank's website at www.cwbankgroup.com. The Board monitors compliance with the codes by requiring each director, officer and employee to annually sign a certificate confirming his/her compliance with the applicable code. To the knowledge of the Board, there have been no departures from the code during fiscal 2007 that would have required the filing of a material change report.

In the event a director or executive officer has a material interest in any transaction or agreement considered by the Board, or any committee of the Board, such interest must be declared and recorded in the minutes of the meeting, and the director or executive officer must vacate the meeting while the transaction or agreement is being discussed. The responsibilities of the Conduct Review Committee include establishing procedures to ensure disclosure and review of related party transactions in accordance with the requirements under the Bank Act. These procedures include obtaining an annual certificate from each director and officer of the Bank, which discloses all related parties of the director or officer and any related party transactions with the Bank.

The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The codes of conduct address many areas of business conduct. A whistleblower procedure for the Bank has been established through which complaints or concerns regarding questionable audit or accounting matters can be made.

The Bank has adopted a corporate disclosure policy which is reviewed annually. Quarterly and annual financial packages are reviewed by an internal Disclosure Committee prior to being recommended for Board approval and CEO/CFO certification of annual and interim filings. Inquiries and requests for information from shareholders and potential investors receive prompt attention from an appropriate officer. The Bank's quarterly earnings conference calls with analysts and institutional investors are broadcast live, via the Internet, and archived on the Bank's website for 60 days. The calls are also accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public. The Bank also includes all significant disclosure documents on its website at www.cwbankgroup.com.

The Bank has engaged an independent Ombudsman to receive complaints from banking clients who are unable to obtain satisfaction from the internal complaint handling process.

NOMINATION OF DIRECTORS

The Corporate Governance & Human Resources Committee has responsibility for identifying new candidates for board nomination. This committee is comprised of six directors, all of whom are independent. The mandate of this committee in respect of nomination and board assessment matters specifically sets out the following duties and responsibilities

- identify and recommend to the Board qualified candidates to be considered for Board membership;
- review, monitor and make recommendations regarding new director orientation and the ongoing development and education of existing Board members;
- evaluate biennially Board effectiveness, membership, selection criteria, composition and size and make recommendations to the Board and, on alternate years, evaluate the involvement and contribution of individual members; and
- make recommendations to the Board regarding revisions to the Board of Directors' Manual.

The Corporate Governance & Human Resources Committee annually reviews both the size and composition of the Board in accordance with the Bank's policy "Board and Member Review and Assessment". The Board is comprised of 12 directors, which is large enough to permit a diversity of views and staff the committees, without being so large as to detract from its efficiency and effectiveness. In considering new nominees for the Board, the Committee assesses the skills, expertise and experience of the incumbent directors in order to determine the skills, expertise and experience it should seek in new board members to add value to the Board. As each director is expected to participate on one or more of the Board's four committees, expertise and experience related to a particular committee may be considered by the Committee. The Committee also considers such matters as a candidate's integrity, independence and residency. The Committee then assesses each potential nominee against the criteria developed by the Committee.

COMPENSATION

The Corporate Governance & Human Resources Committee has responsibility for determining the compensation of the Bank's directors and officers. This committee is comprised of six directors, all of whom are independent. The mandate of this committee in respect of compensation matters specifically sets out the following duties and responsibilities

- review and recommend to the Board the fees and other benefits to be paid to directors;
- review and recommend to the Board the employment and appointment of the executive officers;
- review the position descriptions for the executive officers, ensuring such descriptions remain current and appropriate;
- establish an executive compensation structure for the CEO and, in conjunction with the CEO, establish an executive compensation structure for all other executive officers of the Bank and its affiliates;
- ensure an annual performance appraisal is completed for the CEO and that it is reviewed with him by the Chairman of the Board;
- review and recommend to the Board any written employment-related contract entered into between the Bank or one of its affiliates and an officer;
- establish, amend, monitor and, where appropriate, terminate all compensation plans and arrangements for officers and employees of the Bank and its affiliates; and
- review the human resource succession plan as prepared by senior management for all officers of the Bank and its affiliates.

The remuneration paid to the Bank's directors and officers is reviewed each year by the Corporate Governance & Human Resources Committee. The level of remuneration is designed to provide a competitive level of remuneration relative to comparable positions in the marketplace. A comparator group is developed by identifying companies, primarily within the Bank's market, of similar size considering value of assets, number of employees and revenue. The aggregate annual remuneration payable to all directors is set out in the Bank's bylaws. Any increase to this total amount requires shareholder approval.

The Corporate Governance & Human Resources Committee has the power to retain consultants, including compensation consultants or advisors, as the Committee may determine necessary or advisable to carry out its responsibilities. No outside advisors were retained by the Committee during the year ended October 31, 2007.

BOARD COMMITTEES

The Board has four standing committees: the Audit Committee, the Conduct Review Committee, the Corporate Governance & Human Resources Committee and the Loans Committee. The Audit Committee and Conduct Review Committee are required committees under the Bank Act. All directors currently participate in at least one standing committee.

Audit Committee

Members: Robert Manning (Chair), Wendy Leaney, Gerald McGavin, Robert Phillips, Alan Rowe

This committee is comprised of five financially literate and independent directors. Its written mandate is summarized as follows:

- review the earnings press releases, the annual audited and quarterly unaudited financial statements, the annual and quarterly MD&A, the Annual Information Form and other annual public documents of the Bank containing financial information and report thereon to the directors before approval is given;
- discuss major issues regarding accounting principles and financial statement presentations, analyses prepared by management or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements;
- meet with the external auditors to discuss the annual and quarterly financial results and the returns referred to within this mandate and receive the auditors' reports thereon;
- recommend to the Board the appointment of the external auditors and review the terms of the external auditors' engagement, the audit plan, any proposed changes in accounting policies, their presentation and input concerning significant risks and key estimates and judgments of management;
- resolve disagreements between management and the external auditors regarding financial reporting;
- review and approve the policy for non-audit services to be completed by the external auditors. The Committee may delegate to one or more Committee members the authority to grant approval of such services, provided the decisions of such members are reported to the full Committee at its next meeting;
- review and approve the Bank's hiring policies regarding employees and former employees of the present and former external auditors of the Bank;
- review, evaluate and approve the internal control procedures implemented by management;
- meet with the Chief Internal Auditor of the Bank and with management of the Bank to discuss reports on internal audit activities and findings and the effectiveness of the internal control procedures established for the Bank. Review the mandate and annual plan of the internal audit department;
- review correspondence received from regulators and external auditors together with management's responses concerning the effectiveness of internal controls and other matters that fall within the responsibility of the Committee;

- review such returns of the Bank as the Superintendent of Financial Institutions may specify;
- review such investments and transactions of the Bank that could adversely affect the well-being of the Bank as the external auditors or any officer of the Bank may bring to the attention of the Committee;
- receive quarterly reports from the Loans Committee, the Bank's Disclosure Committee and the Canadian Direct Insurance Incorporated Audit and Conduct Review Committee;
- review the appointment of the Chief Financial Officer and the Chief Internal Auditor;
- review periodically the Code of Conduct for senior financial officers; and
- establish a whistleblower procedure for the Bank through which complaints or concerns regarding questionable audit or accounting matters can be made.

Conduct Review Committee

Members:	Albrecht Bellstedt (Chair)	Allan Jackson
	Charles Allard	Arnold Shell

This committee is comprised of four independent directors. Its written mandate is summarized as follows:

- establish procedures to ensure disclosure of transactions with specified related parties of the Bank and review any such transactions to ensure compliance with the Bank Act, either approving or declining the transactions, as required;
- review and approve internal policies for credit arrangements and financial services available to employees of the Bank under the regulations concerning officers and associated parties;
- monitor aggregate transactions of the Bank with its directors and officers and their interests to ensure continued compliance with the Bank Act and that excesses over the permitted limits are brought to the Board for consideration;
- review the conduct policy and any other specialized standards on an annual basis to ensure relevance and completeness in regard to legislative requirements;
- monitor procedures for conflicts of interest, confidential information, disclosure of information and handling of customer complaints, and be satisfied that the procedures are being adhered to; and
- ensure every employee, officer and director agrees to comply, by way of an annual written acknowledgement, with the Bank's conduct policies.

Corporate Governance & Human Resources Committee

Members:	Jack Donald (Chair)	Robert Manning
	Albrecht Bellstedt	Howard Pechet
	Allan Jackson	Robert Phillips

This committee is comprised of six independent directors. This committee is responsible for the identification of new directors (as described under "Nomination of Directors" above) and the determination of the compensation of the Bank's directors and officers (as described under "Compensation" above). In addition, this committee's written mandate includes the following:

- review corporate governance trends and best practices and make recommendations to the Board on changes to the Bank's governance policies and practices; and
- review and monitor compliance with corporate governance guidelines and report instances of non-compliance to the Board.

Loans Committee

Members:	Allan Jackson (Chair)	Gerald McGavin
	Charles Allard	Howard Pechet
	Albrecht Bellstedt	Robert Phillips
	Jack Donald	Larry Pollock
	Wendy Leaney	Alan Rowe

This committee is comprised of ten directors, nine of whom are independent. Mr. Phillips serves as an alternate member and, in such capacity, attends meetings only when required to ensure a quorum. The CEO, who is not independent, is a member of this committee. This committee's written mandate is summarized as follows:

- establish and approve lending limits for the Bank and the CEO within the limits established by the Board and review such limits at least annually;
- review, approve and/or decline all credit applications which are in excess of the lending limit for the CEO but within the Committee's lending limit, or which relate to loans to, or guaranteed by, a foreign country;
- make recommendations to the Board for loan proposals in excess of the Committee's limit;
- review the policy of Director Related Loans and make recommendations to the Board;
- approve all amendments to the Bank's lending policies and guidelines;
- review management's recommendations for the allowance for impairment and loan write-offs and make recommendations to the Audit Committee; and
- review no less than quarterly the Bank's management of loan and portfolio credit risk issues and make recommendations to the Board.

ASSESSMENTS

In response to the Board's commitment to effective corporate governance, a two-pronged evaluation process has been initiated. On "even" years, the Board members assess their effectiveness as a Board. In "odd" years, a peer evaluation of each member is scheduled.

During the board assessment, members are asked to rate items such as structure and size of the Board, the knowledge and diversity of the membership, as well as the timeliness and completeness of information received for discussion and the overall effectiveness of the decision-making process. The peer evaluation involves questions such as effectiveness in discussions and decision-making, attendance and whether the director's non-Bank activities enhance or detract from shareholder value.

Both evaluation processes are conducted in-house and require all members to complete questionnaires that are forwarded to the Chairman of the Corporate Governance & Human Resources Committee. The Chairman then compiles the results and prepares a single document that includes any comments that may have been forwarded. Anonymity of the particular submitter is maintained with the aggregate results presented to the Corporate Governance & Human Resources Committee for discussion and action, if required. The results are then communicated on an aggregate basis to the full Board for discussion and recommendations, as required.

MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS PROFILE AND STRATEGY

Canadian Western Bank (CWB or the Bank) is the largest publicly traded Schedule I chartered bank headquartered in and regionally focused on Western Canada. Supported by its unwavering commitment to customer service, CWB today serves thousands of small-to-medium sized businesses and individuals across the four western provinces. The Bank, along with its wholly owned subsidiaries, Canadian Western Trust Company (CWT), Valiant Trust Company (Valiant), Canadian Western Financial Ltd. (CWF) and Canadian Direct Insurance Incorporated (Canadian Direct or CDI), operate in three pillars of the financial services industry. The Bank remains primarily focused on its core mid-market commercial and retail banking business in Western Canada. Third party mutual funds are offered to clients through CWF, the Bank's mutual fund dealer subsidiary. CWT provides trust services, including self-directed RRSPs and RRIFs, as well as corporate and group trust services to independent financial advisors, corporations and individuals. Valiant's operations include stock transfer and trustee services to public companies and income trusts. CDI provides personal auto and home insurance to customers in British Columbia (BC) and Alberta.

In 2007, CWB continued its long history of excellent financial performance and growth. This year marked many milestones, including record earnings and return on equity (ROE), as well as the Bank's 18th consecutive year of double-digit loan growth.

CWB's mission is to be known and respected as Canada's western bank, providing western Canadians and other select markets with a preferred source of individual and commercial financial services. The fundamental objectives are to provide shareholders with a sound and profitable return, clients with value, service and stability, and employees with a positive and rewarding work environment, while contributing to the communities in which CWB operates. CWB plans to achieve its mission through the following strategic priorities:

- build brand recognition by ensuring CWB employees continue to manage customer relationships in a responsive and friendly manner. CWB believes that experienced, knowledgeable and dedicated employees with a *Think Western*® attitude are critical to expanding the Bank's businesses and further building customer loyalty;
- develop and recruit high quality employees who embrace the Bank's culture by offering a rewarding work environment that includes comprehensive employee benefits, career growth opportunities, strong work/life balance and competitive compensation packages;
- expand value-added product offerings across all business areas with a focus on meeting or exceeding customer needs and earning a profitable return for shareholders;
- maintain a conservative risk profile while ensuring growth is focused, strategic and accretive for shareholders;
- reinforce leadership in cost efficiency, return on assets and credit losses by enhancing service delivery capabilities and maintaining strong discipline in managing the Bank's lending portfolio;
- leverage core profitability and lessen risks related to external funding sources with ongoing generation of increased internal deposits raised through the branch network and CWT;
- improve CWB's revenue diversification by further developing non-interest revenue sources in banking, trust and insurance operations through internal growth as well as strategic acquisitions;
- grow the earnings and revenue contribution from the insurance segment through strong client acquisition and retention and new distribution channels, while continuing to focus on customer satisfaction, disciplined policy underwriting and cost control;
- maximize potential opportunities through co-branding, cross selling and controlled expansion into new markets;
- increase ROE by maintaining strong operating performance, an efficient capital structure, and continued diversification into businesses with lower capital requirements, including residential mortgages, insurance and trust services. Organic growth and resulting benefits to ROE may be accelerated by acquisitions that are both accretive and a good strategic fit with current operations; and
- maintain and reinforce CWB's reputation and public confidence through continued stakeholder communication, diligence in corporate governance practices and high standards in corporate reporting and accountability.

CWB's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars.

The following pages contain management's discussion of the financial performance of CWB, as well as a discussion of the performance of each operating segment and a summary of quarterly and fourth quarter results. Additional information relating to the Bank, including the Annual Information Form, are available on SEDAR at www.sedar.com and on the Bank's website at www.cwbankgroup.com.

Forward-Looking Statements

From time to time, Canadian Western Bank (the Bank) makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions, or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake, unless required by securities law, to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statements of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividend received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis of $5.4 million (2006 – $4.1 million) increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a taxable equivalent basis throughout this Management's Discussion and Analysis (MD&A).

Non-GAAP Measures

Taxable equivalent basis, return on shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- return on shareholders' equity – net income divided by average shareholders' equity;
- return on assets – net income divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less trust subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI);
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI;
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

GROUP FINANCIAL PERFORMANCE

Overview

Highlights of 2007

- All performance targets surpassed by considerable margins.
- Record net income of $96.3 million, an increase of 34%. Diluted earnings per share of $1.50, up 33%.
- Record total revenues (teb) of $273.5 million, up 23%.
- Excellent loan growth of 28%, driving total assets to more than $9.5 billion.
- Return on equity of 17.4%, a 260 basis point improvement due to strong operating performance and a more efficient capital structure.
- A new benchmark efficiency ratio (teb) of 44.6%, a 140 basis point improvement.
- Strong and consistent credit quality.
- Cash dividends paid to shareholders increased 36%.
- Stock dividend paid effecting a two-for-one split of the Bank's common shares.

Table 1 – Select Annual Financial Information[(1)]

($ thousands, except per share amounts)

				Change from 2006	
	2007	2006	2005	$	%
Key Performance Indicators					
Net income	**$ 96,282**	$ 72,007	$ 54,391	$ 24,275	34%
Earnings per share[(2)]					
Basic	**1.54**	1.17	0.90	0.37	**32**
Diluted	**1.50**	1.13	0.87	0.37	33
Provision for credit losses as a percentage of average loans	**0.16%**	0.20%	0.24%		(4)bp[(3)]
Efficiency ratio[(4)] (expenses to revenues) (teb)	**44.6**	46.0	48.6		(140)
Efficiency ratio	**45.5**	46.9	49.7		(140)
Return on common shareholders' equity	**17.4**	14.8	12.7		260
Return on average total assets	**1.18**	1.12	1.03		6
Other Financial Information					
Total revenues (teb)	**$ 273,480**	$ 221,770	$ 185,881	$ 51,710	23%
Total revenues	**268,070**	217,692	181,906	50,378	23
Total assets	**9,525,040**	7,268,360	5,705,028	2,256,680	31
Subordinated debentures	**390,000**	198,126	128,126	191,874	97
Dividends	**0.34**	0.25	0.19	0.09	36

(1) See page 26 for a discussion of teb and non-GAAP measures.

(2) Stock dividends effecting a two-for-one split of the Bank's common shares were paid during 2005 and 2007. All prior period common share and per common share information has been restated to reflect these effective splits.

(3) bp – basis points.

(4) A decrease in the ratio reflects improved efficiency.

Net income for fiscal 2007 was a record $96.3 million, representing an increase of 34% ($24.3 million) over the previous year. Results reflect CWB's increased market presence from improved brand awareness and expanded infrastructure, combined with Western Canada's robust economic conditions. Annual total revenues (teb) grew 23% to reach $273.5 million due to excellent 28% loan growth and very strong other income. Credit quality remained strong and the provision for credit losses as a percentage of average loans was 16 basis points, compared to 20 basis points in 2006 and an average of 22 basis points over the past five years. CWB's efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), set a new benchmark of 44.6%, reflecting strong revenue growth and disciplined cost control. Diluted earnings per share of $1.50 increased 33% from $1.13 a year earlier. Return on shareholders' equity of 17.4% improved 260 basis points due to strong operating performance and a more efficient capital structure. Return on assets improved to 1.18%, compared to 1.12% in the previous year. Total cash dividends paid to shareholders were up 36%, reflecting two increases in the quarterly dividend rate. In January 2007, a stock dividend was paid that effectively achieved a two-for-one split of the Bank's common shares.

Total assets increased 31% to reach $9,525 million, primarily driven by excellent loan growth of 28% ($1,624 million). Loan growth reflects very strong double-digit performance in all lending sectors, with the vast majority of growth being sourced in Alberta and BC. Loans in the Bank's alternative residential mortgage business, Optimum Mortgage, increased 64% in the year to comprise approximately 5% of total loans.

Ongoing strategies to increase internal funding sources were very successful with growth of 27% in total branch-generated deposits, which kept pace with loan growth. The lower cost demand and notice component was up 34% for the year to comprise 27% of total deposits, up from 26% in 2006. A portion of growth in demand and notice deposits reflects the success of a newly launched high-interest savings account branded *Summit Savings*®. In response to financial market events that commenced in the late summer, additional deposits were raised through the deposit broker network to augment the Bank's liquidity position. This higher liquidity is reflected in the decrease in branch-generated deposits as a percentage of total deposits, which was 64%, down from 66% in 2006.

During 2007, CWB completed a $200 million issue of subordinated debentures to support continued loan growth. The success of this private placement underscores the market's ongoing confidence in CWB and was consistent with the Bank's objective to maintain a strong and efficient capital base.

The performance targets established for the 2007 fiscal year are presented below, together with actual performance and targets for fiscal 2008.

	2007 Target	**2007 Performance**	2008 Target
Net income growth	20%	**34%**	15%
Total revenue (teb) growth	15%	**23%**	17%
Loan growth	14%	**28%**	15%
Provision for credit losses as a percentage of average loans	0.20% or less	**0.16%**	0.15%
Efficiency ratio (teb)	46%	**44.6%**	45%
Return on equity	15%	**17.4%**	17%
Return on assets	1.10%	**1.18%**	1.10%

Outlook for Overall Financial Performance

The outlook for CWB reflects expectations for continued strong financial performance. Economic conditions in Western Canada are expected to remain strong due to a high demand for resources, solid consumer spending, generally favourable tax regimes and a low interest rate environment. There is ongoing strength in real estate and construction markets, although activity has moderated somewhat from highs previously observed. There has been a softening in lending areas related to forestry and natural gas markets due to a combination of lower market prices, the impact of the rising Canadian currency and an economic slowdown in the U.S. CWB will maintain its long history of disciplined credit underwriting and continue to monitor the credit environment very closely for signs of any material shifts in economic fundamentals. With its strong balance sheet and high quality loan portfolio, the Bank remains well positioned to manage turns in the credit cycle.

Higher liquidity levels will be maintained until spreads in financial markets return to more normal levels. Although this strategy has a negative effect on net interest margin, it is consistent with the Bank's conservative risk tolerance and will ensure CWB remains well positioned to manage future unexpected events. The Bank remains ready to capitalize on accretive growth opportunities that may become available, including strategic acquisitions.

A continued emphasis on core banking and trust operations supported by higher income contributions from Canadian Direct are expected to further strengthen the Bank's ability to grow and increase market recognition. Strategies to develop and attract high quality employees who embrace CWB's *Think Western*® approach to business are key for the Bank's ongoing success and this will remain a top management priority. Performance targets established for fiscal 2008 include net income growth of 15%, total revenue (teb) growth of 17% and loan growth of 15%.

Net Interest Income

Highlights of 2007

- Net interest income (teb) was a record $210.7 million, up 25%.
- Net interest margin (teb) was 2.58%, down from 2.62%.

Net interest income is the difference between interest and dividends earned on assets and interest expensed on deposits and other liabilities, including debentures. Net interest margin is net interest income as a percentage of average total assets.

Table 2 – Net Interest Income (teb)[1]
($ thousands)

	2007				2006			
	Average Balance	**Mix**	**Interest**	**Interest Rate**	Average Balance	Mix	Interest	Interest Rate
Assets								
Cash, securities and deposits with regulated financial institutions	**$ 1,404,004**	**17%**	**$ 62,404**	**4.44%**	$ 1,126,605	18%	$ 45,006	3.99%
Securities purchased under resale agreements	**51,657**	**1**	**2,274**	**4.40**	25,368	–	987	3.89
Loans								
Residential mortgages	**1,561,866**	**19**	**97,014**	**6.21**	1,125,617	18	65,109	5.78
Other loans	**5,008,165**	**61**	**342,653**	**6.84**	4,015,958	62	262,479	6.54
	6,570,031	**80**	**439,667**	**6.69**	5,141,575	80	327,588	6.37
Total interest bearing assets	**8,025,692**	**98**	**504,345**	**6.28**	6,293,548	98	373,581	5.94
Other assets	**151,853**	**2**	**-**	**0.00**	140,182	2	–	0.00
Total Assets	**$ 8,177,545**	**100%**	**$ 504,345**	**6.17%**	$ 6,433,730	100%	$ 373,581	5.81%
Liabilities								
Deposits								
Demand	**$ 361,526**	**5%**	**$ -**	**0.00%**	$ 314,579	5%	$ –	0.00%
Notice	**1,494,823**	**18**	**45,611**	**3.05**	1,099,376	17	27,791	2.53
Fixed term	**5,088,457**	**62**	**223,481**	**4.39**	4,105,566	64	164,710	4.01
Deposit from CWB Capital Trust	**105,000**	**1**	**6,748**	**6.43**	17,782	–	1,145	6.44
	7,049,806	**86**	**275,840**	**3.91**	5,537,303	86	193,646	3.50
Other liabilities	**259,741**	**3**	**-**	**0.00**	215,703	3	–	0.00
Subordinated debentures	**315,776**	**4**	**17,846**	**5.65**	194,237	3	11,251	5.79
Shareholders' equity	**552,222**	**7**	**-**	**0.00**	486,487	8	–	0.00
Total Liabilities and Equity	**$ 8,177,545**	**100%**	**$ 293,686**	**3.59%**	$ 6,433,730	100%	$ 204,897	3.19%
Total Assets/ Net Interest Income	**$ 8,177,545**		**$ 210,659**	**2.58%**	$ 6,433,730		$ 168,684	2.62%

[1] See page 26 for a discussion of teb and other non-GAAP measures.

Net interest income (teb) increased 25% ($42 million) in the year driven by 28% growth in average interest bearing assets, partially offset by a four basis point decline in net interest margin (teb) to 2.58%. Lower net interest margin primarily reflects higher debenture interest costs related to subordinated debentures issued in March 2007 and changes in the deposit mix (including a full year of interest related to the August 2006 issue of Innovative Tier 1 capital), which more than offset the positive impact of strong growth in branch-generated deposits. A flat yield curve, which occurs when short- and long-term interest rates are almost the same, was apparent through most of 2007 and restricts net interest margin expansion as changing the underlying terms of specific assets or liabilities has little impact and, hence, reduces the effectiveness of portfolio management within policy limitations. The average balance of lower cost demand and notice deposits increased 31% to comprise 23% of average funding sources (liabilities and equity), compared to 22% in 2006.

The prime rate averaged 6.08%, compared to 5.57% last year.

Outlook for Net Interest Income

Fiscal 2008 net interest income is expected to increase in response to targeted loan growth of 15%. Net interest margin was compressed in the last quarter of fiscal 2007, stemming from uncertainties in financial markets that increased funding costs and prompted the Bank to raise liquidity levels. Higher liquidity strengthens the Bank's position, but it has a negative effect on net interest margin as only a nominal spread is earned upon reinvestment. Increased yields on new loans should help offset higher deposit costs, but pressures on net interest margin are expected to continue until spreads in financial markets return to more normal levels.

Other Income

Highlights of 2007

- Other income increased 18% ($9.7 million) due to very strong growth in trust services, credit related and retail services fee income, as well as higher gains related to foreign exchange and the sale of securities.
- Other income represented 23% of total revenues (teb), compared to 24% in 2006, reflecting increased net interest income from excellent loan growth.

Table 3 – Other Income
($ thousands)

	2007	2006	Change from 2006 $	Change from 2006 %
Insurance				
Net earned premiums	$ 94,914	$ 81,674	$ 13,240	16%
Commissions and processing fees	2,751	4,826	(2,075)	(43)
Net claims and adjustment expenses	(62,391)	(52,962)	(9,429)	18
Policy acquisition costs	(20,011)	(18,334)	(1,677)	9
Net insurance revenues	15,263	15,204	59	0
Credit related	22,426	18,846	3,580	19
Trust services	14,943	10,809	4,134	38
Retail services	7,290	6,337	953	15
Foreign exchange	2,159	1,520	639	42
Gains on sales of securities, net	438	142	296	208
Other[1]	302	228	74	32
Total Other Income	$ 62,821	$ 53,086	$ 9,735	18%

[1] Includes gains/losses on land, buildings and equipment disposals and other miscellaneous non-interest revenues. Beginning in 2007, also includes changes in fair value related to derivative financial instruments not accounted for as hedges (see discussion in Changes in Accounting Policies on page 50 of this MD&A).

Other income of $62.8 million represented an 18% increase over 2006. Trust services fees showed the highest growth due to strong performance from both CWT and Valiant. Growth in trust services fee income was further enhanced by revenues related to unusually large trust transactions that occurred late in the year. Credit related fees showed very strong growth primarily driven by excellent lending activity. Retail service fees primarily reflect volume-driven increased commercial account transaction fees and growth in mutual fund fees and commissions, as well as the success of increased brand awareness relating to CWB's expanded suite of financial products and services. Net insurance revenues were consistent with last year, as unusually high frequency and severity of claims related to severe storms in BC in the first quarter offset growth in net earned premiums and positive experience from the Alberta Risk Sharing Pools (the Pools). All sources of other income benefited from increased market share and customer acceptance in CWB's chosen markets. Foreign exchange income was $0.6 million higher than 2006, while gains on securities were up $0.3 million.

Other income as a percentage of total revenues (net interest income and other income) decreased slightly to 23%, compared to 24% in the prior year. Lower revenue diversification was attributed to higher growth in net interest income driven by excellent new loan volume.

Outlook for Other Income

Strong growth in other income is expected to continue in fiscal 2008. The Bank will maintain its focus on enhancing transactional services with an objective to increase fee income through expanded product offerings and ongoing generation of new business. This strategy is supported by confirmed plans for at least three new full-service branches as well as continued development of existing premises. Continued strong growth is expected in trust services resulting from increased market share and the opening of a Valiant office in Toronto. Insurance top line revenue growth will benefit from strong customer retention and policy growth, supported by Canadian Direct's enhanced distribution capabilities, which will include ongoing development of its Internet-based technology platform. Continued strong performance in Alberta, and the BC home product line, will help lessen the impact of ongoing regulatory and competitive challenges related to the BC auto product line.

Non-interest Expenses and Efficiency

Highlights of 2007

- A new benchmark efficiency ratio (teb) of 44.6%, an improvement of 140 basis points.
- Non-interest expenses were up 19% ($19.9 million) over 2006, largely driven by increased costs related to business growth.

Table 4 – Non-interest Expenses and Efficiency Ratio
($ thousands)

	2007	2006	Change from 2006 $	Change from 2006 %
Salaries and Employee Benefits				
Salaries	$ 64,130	$ 55,431	$ 8,699	16%
Employee benefits	12,376	9,328	3,048	33
	76,506	64,759	11,747	18
Premises				
Rent	9,802	8,060	1,742	22
Depreciation	2,064	1,784	280	16
Other	1,695	1,516	179	12
	13,561	11,360	2,201	19
Equipment and Furniture				
Depreciation	3,410	2,922	488	17
Other	3,268	2,966	302	10
	6,678	5,888	790	13
General				
Professional fees and services	5,319	3,886	1,433	37
Marketing and business development	3,228	2,508	720	29
Postage and stationery	2,706	2,235	471	21
Capital and business taxes	2,725	2,139	586	27
Banking charges	1,771	1,194	577	48
Travel	1,363	1,346	17	1
General insurance	1,054	915	139	15
Regulatory costs	979	825	154	19
Communications	938	806	132	16
Other	5,106	4,188	918	22
	25,189	20,042	5,147	26
Total Non-interest Expenses	$ 121,934	$ 102,049	$ 19,885	19%
Efficiency Ratio (teb)[1]	44.6%	46.0%		(140)bp[2]

[1] Non-interest expenses as a percentage of total revenues (net interest income (teb) plus other income). See page 26 for a discussion of non-GAAP measures.
[2] bp – basis points.

Non-interest expenses of $121.9 million increased 19% ($19.9 million) over 2006. Higher non-interest expenses mainly reflect an increased staff complement, with full-time equivalent employees increasing 8% from October 31, 2006. Other factors include annual salary increments, additional premises costs related to a 9% increase in square footage, a $1.5 million interest adjustment related to staff loans and deposits that increase both benefit costs and net interest income, $1.3 million of additional non-cash stock-based compensation expense (total expense of $4.5 million, compared to $3.3 million in 2006) and a $0.9 million professional fee related to an income tax recovery described in Income and Capital Taxes on page 32 of this MD&A. Additional increases reflect costs to manage business growth as well as other inflationary pressures related to Western Canada's robust economic conditions.

Growth in total revenues (teb) continued to surpass growth in non-interest expenses, leading to a new benchmark efficiency ratio (teb) of 44.6%, a 140 basis point improvement over the prior year. Non-interest expenses as a percentage of average assets decreased to 1.5% from 1.6% in 2006.

Outlook for Non-interest Expenses and Efficiency

CWB's branch development initiatives will continue with confirmed plans for three new full-service branch locations in Alberta located in Sherwood Park, Leduc and Airdrie. Other plans in progress include two additional full-service branches in BC. There will also be ongoing expansion and upgrades of existing premises. Western Canada's economic strength will continue to make the recruitment and retention of staff a heightened priority and annual salary increments of approximately 5% are anticipated. A 14% increase in full-time staff along with anticipated salary increases and further enhancements to CWB's benefit plan are expected to be the primary drivers of non-interest expense growth. Revenue growth should offset the impact of higher costs and CWB expects to maintain its efficiency ratio (teb) at 45% or less. The announced 1% decrease in the GST, to 5%, that will take effect January 1, 2008 is expected to be slightly positive to the Bank's operating costs.

Income and Capital Taxes

The provision for income taxes (teb) was 31.9%, a decrease from 34.3% in the prior year. The current year's provision includes a tax benefit recognized upon the affirmation from taxation authorities of certain prior period transactions that reduced income taxes by $3.5 million and the effective tax rate by 260 basis points. The 2006 provision included a similar tax benefit of $2.0 million that reduced the effective tax rate by 190 basis points, but was largely offset by the revaluation of future tax assets from the reduction of future federal and provincial income tax rates. Lower statutory income tax rates resulted in a 60 basis point reduction in the provision for income taxes compared to 2006. The provision before the teb adjustment in fiscal 2007 was 29.2%, compared to 31.7% in the previous year.

Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities and their values for tax purposes. The future income tax asset relates primarily to the general allowance for credit losses. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change.

Capital losses of $11.1 million (2006 – $11.1 million) are available to apply against future capital gains and have no expiry date. The tax benefit of these capital losses has not been recognized.

Table 5 – Capital Taxes
($ thousands)

	Capital Tax Rate	Capital Allocation	**2007**	2006	Change from 2006 $	Change from 2006 %
British Columbia	1.00%	27%	$ **1,747**	$ 1,348	$ 399	30%
Alberta	n/a	68%	–	–	–	-
Saskatchewan	0.70%	4%	**267**	200	67	34
Manitoba	3.00%	1%	**395**	331	64	19
Total Capital Taxes			$ **2,409**	$ 1,879	$ 530	28%

Capital taxes for 2007 totalled $2.4 million, an increase of 28% over 2006. Higher capital taxes are mainly attributed to increased capital associated with the retention of earnings and additional subordinated debentures.

Outlook

The effective tax rate (teb) is anticipated to be approximately 33% in 2008. Provincially levied capital taxes are expected to increase due to the retention of earnings, but management is optimistic that steps taken by the federal government to eliminate capital taxes, including an incentive program aimed at the provinces, will cause provincial tax policy-makers to further reduce or eliminate capital taxes.

Comprehensive Income

With the implementation of new accounting standards relating to financial instruments (see discussion of Changes in Accounting Policies, on page 50 of this MD&A), a new statement of comprehensive income has been added to the consolidated financial statements. Comprehensive income is composed of net income and other comprehensive income (OCI). CWB's OCI includes unrealized gains and losses on available-for-sale cash and securities and changes in the fair value of derivative instruments designated as cash flow hedges, all net of tax.

Table 6 – Comprehensive Income
($ thousands)

	For the year ended October 31, 2007
Net Income	**$ 96,282**
Other Comprehensive Income (Loss)	
Available-for-sale securities	
Loss from change in fair value, net of tax of $2,720	**(5,544)**
Reclassification to other income, net of tax of $144	**(295)**
Balance at end of year	**(5,839)**
Derivatives designated as cash flow hedges	
Losses from change in fair value, net of tax of $197	**(403)**
Reclassification to net interest income, net of tax of $882	**1,805**
Balance at end of year	**1,402**
	(4,437)
Total Comprehensive Income	**$ 91,845**

Cash and Securities

The level of cash and securities was increased in late fiscal 2007 and is expected to be maintained until uncertainties in financial markets return to more normal levels. Cash resources, securities and securities purchased under resale agreements totalled $1,961 million at October 31, 2007, compared to $1,333 million last year. Although this strategy has a negative effect on net interest margin, it is consistent with the Bank's conservative risk tolerance and augments its strong position to manage future unexpected events. The Bank has no direct exposure to any troubled non-bank sponsored asset-backed commercial paper, collateralized debit obligations or U.S. subprime lending.

As a result of new accounting standards for financial instruments (see discussion of Changes in Accounting Policies on page 50 of this MD&A) commencing November 1, 2006, all of CWB's cash and securities have been designated as available-for-sale and are recorded on the balance sheet at fair value with changes in value recognized in other comprehensive income. The unrealized loss recorded on the balance sheet at October 31, 2007 was $9.3 million, compared to unrealized and unrecorded losses as at October 31, 2006 of $0.6 million. The cash and securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes. Where applicable, all securities are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates and shifts in the interest rate curve. See Table 26 – Valuation of Financial Instruments on page 50 of this MD&A for additional information.

Cash and securities are managed in conjunction with CWB's overall liquidity and additional information is included in the Liquidity Management discussion beginning on page 39 of this MD&A.

Loans

Highlights of 2007

- Excellent loan growth of 28%, marking 18 consecutive years of double-digit loan growth.
- Growth in personal loans and residential mortgages, including Optimum Mortgage, of 36%.
- Growth in equipment financing and commercial loans of 19% and 21%, respectively.
- Growth in construction and real estate loans of 31%.

Table 7 – Outstanding Loans by Type and by Provincial Location of Security
($ millions)

October 31, 2007	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total[1]	Composition Percentage
Loans to Individuals							
Residential mortgages[2]	$ 889	$ 720	$ 80	$ 48	$ 45	$ 1,782	24%
Other loans	79	157	18	4	1	259	3
	968	877	98	52	46	2,041	27
Loans to Businesses[3]							
Commercial	596	970	76	68	138	1,848	25
Construction and real estate[4]	688	1,069	65	57	31	1,910	25
Equipment financing	365	891	39	16	16	1,327	18
Energy	22	322	–	–	–	344	5
	1,671	3,252	180	141	185	5,429	73
Total Loans	$ 2,639	$ 4,129	$ 278	$ 193	$ 231	$ 7,470	100%
Composition Percentage	35%	55%	4%	3%	3%	100%	
October 31, 2006							
Loans to Individuals							
Residential mortgages[2]	644	$ 538	$ 69	$ 39	$ 24	$ 1,314	23%
Other loans	58	111	17	4	–	190	3
	702	649	86	43	24	1,504	26
Loans to Businesses[3]							
Commercial	482	775	50	59	189	1,555	27
Construction and real estate[4]	538	808	54	62	1	1,463	25
Equipment financing	352	708	30	14	11	1,115	19
Energy	–	198	–	–	–	198	3
	1,372	2,489	134	135	201	4,331	74
Total Loans	$ 2,074	$ 3,138	$ 220	$ 178	$ 225	$ 5,835	100%
Composition Percentage	35%	54%	4%	3%	4%	100%	

(1) This table does not include an allocation of the allowance for credit losses or deferred revenue and premiums.

(2) Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.

(3) Corporate loans (described on page 34) are included in Loans to Businesses based on the security of the specific loan and the nature of the borrower's business.

(4) Includes commercial term mortgages and project (interim) mortgages for non-residential property.

Loans, excluding the allowance for credit losses, increased $1,633 million (28%) to total $7,469 million at year-end. All lending sectors achieved very strong double-digit growth, reflecting CWB's increased market presence, customer appreciation of the Bank's *Think Western*® service commitment and robust economic conditions.

The mix of loan type shifted slightly during the year (see Figure 1 on page 34) with the level of growth in real estate project loans, residential mortgages, corporate loans, and oil and gas production exceeding that in commercial mortgages, general commercial loans and equipment financing. The geographical distribution of loans (see Figure 3 on page 37) also changed slightly year-over-year, reflecting very robust economic conditions in Alberta. Based on the location of security, Alberta and BC, respectively, represented 55% and 35% of total loans at year-end.

The Bank's alternative residential mortgage business, Optimum Mortgage, showed excellent results and ended the year with total loans of $375 million, up 64%, to comprise approximately 5% of the total portfolio. This business has produced very strong returns and the overall risk profile remains sound. Although residential real estate activity has moderated somewhat in certain markets, there are still excellent opportunities for continued strong growth in this business.

Corporate loans are centrally sourced and administered through CWB's head office and include participation in select syndications structured and led primarily by the major Canadian banks. At October 31, 2007, this portfolio totalled $477 million (2006 – $280 million). This total excludes participation in various other syndicated facilities that are sourced through relationships developed at CWB branches – these loans are primarily real estate project loans and oil and gas production loans and are included under appropriate classifications in Figure 1:

Figure 1 – Loans by Portfolio


General Commercial 19%
General Mortgages 19%
Real Estate Project Loans 20%
Equipment Financing 18%
Oil & Gas Production 5%
Corporate Loans 6%
Personal Loans & Mortgages 13%

Outlook for Loans

CWB's fiscal 2008 loan growth target of 15% reflects expectations for continued strong performance at more sustainable double-digit levels than have been achieved in the past two fiscal years. This target includes consideration of current industry and market conditions. Overall, economic conditions in Western Canada are expected to remain strong and loan growth will be further supported by CWB's increased market presence and ongoing branch development.

Credit Quality

Highlights of 2007

- Credit quality remained strong.
- Provision for credit losses was consistent at $10.2 million and represented 16 basis points of average loans.
- Gross impaired loans remain below the low end of the expected range at 28 basis points of total loans, compared to 18 basis points in 2006.
- Total allowance for credit losses represented 299% of gross impaired loans at year-end and continues to reflect a low level of impaired loans despite the reduction from 514% reported in 2006.

Impaired Loans

As shown in Table 8 on page 35, gross impaired loans totalled $21.1 million and represented 28 basis points of outstanding loans. Fluctuations in the level of impaired loans is expected within normal operation of the loan portfolio and the level remains below historical norms. A significant portion of the year-over-year increase in impaired loans is due to accounts related to forestry, as there have been ongoing difficulties in this industry, mainly attributed to an economic slowdown in the U.S. and a rapid appreciation of the Canadian currency. Total exposure to this industry remains low at approximately 3% of the portfolio.

Table 8 – Change in Gross Impaired Loans
($ thousands)

	2007	2006	Change from 2006
Gross impaired loans, beginning of year	$ **10,403**	$ 11,487	$ (1,084)
Net new formations (reductions)	**11,400**	(1,885)	13,285
Recoveries, net of write-offs (write-offs, net of recoveries)	**(699)**	801	(1,500)
Total	$ **21,104**	$ 10,403	$ 10,701
Gross Impaired Loans as a Percentage of Total Loans	**0.28%**	0.18%	0.10%

A consistent provision for credit losses in dollar terms representing 16 basis points of average loans for 2007, together with the level of impaired loans, has resulted in the allowance for credit losses exceeding gross impaired loans over the past five years. At October 31, 2007, the total allowance for credit losses exceeded gross impaired loans by $41.9 million (2006 – $43.1 million), which represented negative 57 basis points (2006 – negative 75 basis points) of net loans outstanding (see Figure 2), while the general allowance represented 72 basis points of risk-weighted assets (2006 – 80 basis points). The allowance for credit losses as a percentage of gross impaired loans (coverage ratio) decreased to 299% (2006 – 514%).

Figure 2 – Net Impaired Loans as a Percentage of Net Loans Outstanding



(0.57%)
2007
(0.75%)
2006
(0.68%)
2005
(0.36%)
2004
(0.37%)
2003

The portfolio is reviewed regularly with credit decisions undertaken on a case-by-case basis to provide early identification of possible adverse trends. Loans that have become impaired are monitored closely with regular quarterly, or more frequent, review of each loan and its realization plan.

Outlook for Impaired Loans

The dollar level of gross impaired loans is expected to fluctuate over time within the Bank's range of acceptable levels as loans become impaired and are subsequently resolved. Gross impaired loans represented 28 basis points of total loans at October 31, 2007 and have been exceptionally low over the past three years. The 10-year average for gross impaired loans measured against total loans is 86 basis points, with a high of 169 basis points in 1999 and a low of 18 basis points in 2006. Gross impaired loans are expected to return to more normal levels over time.

There is ongoing weakness apparent in lending areas related to the forestry and natural gas markets, which has negatively impacted some borrowers. There has also been moderating residential sales activity in some markets. Exposures to these areas are being closely monitored and management remains confident in the strength and diversity of the loan portfolio.

Allowance for Credit Losses

Table 9 shows the year-over-year change in the allocation of the allowance for credit losses to specific provisions by category of impaired loans and to the general allowance for credit risk.

Table 9 – Allowance for Credit Losses
($ thousands)

	2007 Opening Balance	Write-Offs, net of Recoveries[1]	Provision for Credit Losses	**2007 Ending Balance**
Specific Provisions				
Commercial	$ 3,892	$ 9	$ (266)	$ **3,617**
Real estate	693	233	436	**896**
Industrial	585	385	2,350	**2,550**
Consumer and personal	314	72	109	**351**
	5,484	699	2,629	**7,414**
General Allowance	48,037	–	7,571	**55,608**
Total	$ **53,521**	$ **699**	$ **10,200**	$ **63,022**

[1] Recoveries in 2007 totalled $87 (2006 – $2,075).

The allowance for credit losses is maintained to absorb both identified and unidentified losses in the loan portfolio and, at October 31, 2007, consisted of $7.4 million in specific allowances and $55.6 million in the general allowance for credit losses. Specific allowances include the accumulated allowances for losses on identified impaired loans required to reduce the carrying value of those loans to their estimated realizable amount. The general allowance for credit risk includes allowances for future losses inherent in the portfolio that are not presently identifiable on an account-by-account basis. The general allowance represented 75 basis points of gross outstanding loans (2006 - 83 basis points) and 72 basis points of risk-weighted assets (2006 – 80 basis points). An assessment of the adequacy of the general allowance is conducted quarterly and measured against the five- and 10-year loan loss averages. In addition, a method of applying a progressive (increasing with higher risk) loss ratio range against groups of loans of a common risk rating is utilized to test the adequacy of the general allowance. The general allowance is expected to increase in strong economic times and decrease in weaker economic times as allowances are allocated to specific credits.

Policies and methodology governing the management of the general allowance are in place. The loan portfolio is delineated through the assignment of internal risk ratings to each borrower. The rating is based on assessments of key evaluation factors for the nature of the exposure applied on a consistent basis across the portfolio. The rating system has 12 levels of risk and ratings are updated at least annually for all loans, with the exception of consumer loans and single-unit residential mortgages. Development of additional methodology to support the testing of the adequacy of the general allowance will continue.

Outlook for Allowance for Credit Losses

Specific allowances will continue to be determined on an account-by-account basis and reviewed quarterly. The general allowance is expected to vary from quarter to quarter to account for portfolio growth, lower levels of specific allowances in strong economic times and higher levels of specific allowances in weaker economic times.

Provision for Credit Losses

The provision for credit losses represented 16 basis points of average loans in 2007 (see Table 10), a decrease from the five- and ten-year averages of 22 basis points. The decrease in the provision as a percentage of average loans reflects a consistent dollar level of provisioning and robust asset growth supported by a continued strong credit environment. Net new specific provisions (excluding the increase in the general allowance) represented four basis points of average loans in 2007. The credit quality of the portfolio resulted in 75% of the current year's provision for credit losses being allocated to the general allowance for credit losses. These results compare to the five-year trend when the specific provision for credit losses averaged eight basis points (10-year average - 13 basis points) of average loans. The Bank has a long history of strong credit quality and low loan losses, both of which compare favourably to the Canadian banking industry. External factors that may impact Western Canada and the sectors in which the Bank's customers operate are continually analyzed. The overall economic outlook for Western Canada remains strong and the loan portfolio is expected to remain of high quality.

Table 10 – Provision for Credit Losses

	2007	2006	2005	2004	2003
Provision for credit losses[1]	**0.16%**	0.20%	0.24%	0.25%	0.25%
Net new specific provisions (net recovery)[2]	**0.04**	(0.03)	0.06	0.22	0.14
General allowance (thousands)	**$ 55,608**	$ 48,037	$ 36,462	$ 28,816	$ 27,558
Coverage ratio[3]	**299%**	514%	370%	158%	159%

[1] As a percentage of average loans.

[2] Portion of the year's provision for credit losses allocated to specific provisions as a percentage of average loans.

[3] Allowance for credit losses as a percentage of gross impaired loans.

Outlook for Provision for Credit Losses

The provision for credit losses is expected to represent approximately 15 basis points of average loans in 2008. The provision reflects an assessment of expected growth and the current quality of the portfolio as well as the adequacy of the general allowance for credit losses. This assessment will continue to be reviewed on a quarterly basis.

Diversification of Portfolio

Total Advances Based on Location of Security (also see Table 7 on page 33)

Figure 3 – Geographical Distribution of Loans[1]


British Columbia 35%
Alberta 55%
Saskatchewan 4%
Manitoba 3%
Other 3%

[1] Includes letters of credit.

The following table illustrates the diversification in lending operations by standard industry sectors

Table 11 – Total Advances Based on Industry Sector[1]

% at October 31

	2007	2006
Construction	**24%**	20%
Real estate operations	**20**	21
Consumer loans and residential mortgages[2]	**14**	13
Transportation and storage	**7**	7
Oil and gas (service)	**6**	3
Oil and gas (production)	**4**	4
Manufacturing	**4**	4
Other services	**4**	3
Hotel/motel	**4**	6
Finance and insurance	**3**	4
Logging/forestry	**3**	4
Retail trade	**2**	3
Wholesale trade	**2**	2
Other	**3**	6
Total	**100%**	100%

(1) Table is based on the Standard Industrial Classification (SIC) codes.

(2) Residential mortgages in this table include only single-family properties.

The loan portfolio is focused on areas of demonstrated lending expertise while concentrations measured by geographic area and industry sector are managed within specific tolerance levels. The portfolio is well diversified with a mix of commercial and personal businesses. Equipment financing is sourced within branches or through stand-alone equipment financing centres, while oil and gas production lending is conducted by specialists in the Calgary market. In addition to these areas, real estate divisions are established in each major centre in which the Bank operates. A specialized group manages the alternative residential mortgage business, Optimum Mortgage, with administration based in Edmonton.

Outlook for Diversification of Portfolio

Portfolio diversification by industry sector and geographic location is expected to remain relatively consistent with continued growth in all sectors.

Deposits

Highlights of 2007

- Personal deposits, which include the Bank's lowest cost sources of funding, increased 32%.
- Business and government deposits increased 32%.
- Branch and trust generated deposits were 64% of total deposits, down from 66% a year earlier, reflecting higher liquidity levels.

Table 12 – Deposits
($ thousands)

	Demand	Notice	Term	2007 Total	% of Total
Personal	$ 15,873	$ 788,199	$ 3,909,616	$ 4,713,688	57%
Business and government	360,615	1,055,600	2,012,015	3,428,230	42
Deposit taking institutions	–	–	10,000	10,000	–
Deposit from CWB Capital Trust[1]	–	–	105,000	105,000	1
Total Deposits	$ 376,488	$ 1,843,799	$ 6,036,631	$ 8,256,918	100%
% of Total	5%	22%	73%	100%	

	Demand	Notice	Term	2006 Total	% of Total
Personal	$ 13,765	$ 426,546	$ 3,138,917	$ 3,579,228	57%
Business and government	377,487	835,724	1,381,605	2,594,816	41
Deposit taking institutions	–	–	17,963	17,963	–
Deposit from CWB Capital Trust[1]	–	–	105,000	105,000	2
Total Deposits	$ 391,252	$ 1,262,270	$ 4,643,485	$ 6,297,007	100%
% of Total	6%	20%	74%	100%	

[1] The senior deposit note of $105 million issued to Canadian Western Bank Capital Trust (CWB Capital Trust) is reflected as a deposit payable on a fixed date. This senior deposit note bears interest at an annual rate of 6.199% until December 31, 2016 and, thereafter, at the CDOR 180-day Bankers' Acceptance Rate plus 2.55%. This note is redeemable at the Bank's option, in whole or in part, on and after December 31, 2011, or earlier in certain specified circumstances, both subject to the approval of OSFI. Each one thousand dollars of WesTS note principal is convertible at any time into 40 non-cumulative redeemable CWB First Preferred Shares Series 1 of the Bank at the option of CWB Capital Trust. CWB Capital Trust will exercise this conversion right in circumstances in which holders of WesTS exercise their holder exchange right. See the Capital Management discussion on page 41 of this MD&A or Note 13 to the consolidated financial statements for more information on WesTS and CWB Capital Trust.

Deposits totalled $8,257 million at October 31, 2007, an increase of 31% ($1,960 million). All sources of deposits increased with excellent 32% growth in both personal and business and government deposits. Western Canada's strong economies resulted in a significant increase in larger commercial and wholesale balances, which can be subject to greater fluctuation (see the Liquidity Management section on page 39 of this MD&A). The significant increase in internally sourced deposits confirms the success of CWB's ongoing retail initiatives and supports growing demand for the Bank's *Think Western* brand of customer service.

Table 13 – Deposits by Source
(as a percentage of total deposits at October 31)

	2007	2006	2005	2004	2003
Branches	64%	66%	67%	57%	54%
Deposit brokers	33	30	32	42	44
Corporate wholesale	2	2	1	1	2
Deposit from CWB Capital Trust	1	2	–	–	–
Total	100%	100%	100%	100%	100%

Deposits are primarily generated from the branch network (including CWT) and a deposit broker network. Increasing deposits generated by the branch network is an ongoing focus as success in this area supports net interest margin and lessens the use of other, often more costly, external funding sources. In July 2007, CWB launched a high-interest savings account branded *Summit Savings* that has been very well received. The total dollar value of deposits from this source increased $258 million in the fourth quarter to reach $321 million at year-end. This product is expected to be an excellent tool to further expand the Bank's customer base and increase brand awareness. Deposits raised through deposit brokers also remain a valuable funding source. Although these funds are often more expensive due to very competitive pricing and required commissions, this added cost is countered by a reduced dependence on a more extensive branch network. Corporate wholesale deposits represent larger deposits raised through CWB's corporate office rather than the branch network. Growth in total branch and trust generated deposits of 27% kept pace with excellent loan growth in the year. The lower cost demand and notice component within branch-raised deposits increased 34% to comprise 27% of total deposits, up from 26% in the previous year. At October 31, 2007, branch and trust generated deposits comprised 64% of total deposits, compared to 66% in the previous year. This decrease reflects additional deposits raised in the fourth quarter through the deposit broker network to increase liquidity levels in response to financial market uncertainties explained in the Liquidity Management section on page 39 of this MD&A.

Outlook for Deposits

A strategic focus on increasing branch-raised deposits (including CWT) will continue in 2008, with particular emphasis on the demand and notice component, which often has associated transactional fee income. Robust economies in Western Canada and the Bank's focus on business banking services have contributed to large balances of funds on deposit by commercial customers, which can be subject to greater fluctuation. Growing awareness of the Bank's high-interest savings account is expected to drive continued growth in this source of funds and should translate to increased customer penetration and new cross-selling opportunities. Increased market presence and an expanded branch network also support objectives to generate additional branch-raised deposits.

Other Assets and Other Liabilities

At October 31, 2007, other assets totalled $158 million (2006 - $154 million). CDI's insurance related other assets were $52 million (2006 – $57 million) and consisted primarily of instalment premiums receivable as well as the reinsurers' share of unpaid claims. Other assets at October 31, 2007 also include goodwill and intangible assets of $6.9 million and $2.7 million, respectively.

Other liabilities totalled $283 million at October 31, 2007 (2006 – $254 million). CDI's insurance related other liabilities were $124 million (2006 – $121 million) and consisted primarily of provisions for unpaid claims and adjustment expenses and unearned premiums.

Liquidity Management

Highlights

- Strong liquidity position and conservative investment profile.
- Increased liquidity levels in response to disruptions in financial markets.
- No direct exposure to troubled asset classes.

A schedule outlining the consolidated securities portfolio at October 31, 2007 is provided in Note 4 to the consolidated financial statements. A conservative investment profile is maintained by ensuring

- all investments, other than preferred shares and those securities categorized as "other marketable securities", are limited to high quality debt securities and short-term money market instruments;
- specific investment criteria and procedures are in place to manage the securities portfolio;
- regular review, monitoring and approval of investment policies by the Asset Liability Committee (ALCO); and
- quarterly reporting to Board of Directors on the composition of the securities portfolio supported by an annual review and approval by the Board.

The Bank has no direct exposure to any troubled non-bank sponsored asset-backed commercial paper, collateralized debt obligations or U.S. subprime mortgages. The Bank's liquidity position was enhanced in the fourth quarter in response to increased uncertainties and disruptions in the financial markets, with the following initiatives

- increased liquidity reserve levels;
- shortened duration of the liquidity portfolio;
- enhanced credit profile of the liquidity portfolio; and
- strengthened deposit monitoring and market surveillance.

Table 14 – Liquid Assets
($ thousands)

	2007	2006	Change from 2006
Cash	**$ 6,446**	$ 86,904	$ (80,458)
Deposits with regulated financial institutions	**405,122**	350,601	54,521
Cheques and other items in transit	**1,122**	789	333
Total Cash Resources	**412,690**	438,294	(25,604)
Securities purchased under resale agreements	**206,925**	9,000	197,925
Government of Canada treasury bills	**332,358**	213,083	119,275
Government of Canada, provincial and municipal bonds, term to maturity 1 year or less	**332,721**	222,559	110,162
Government of Canada, provincial and municipal bonds, term to maturity more than 1 year	**216,735**	67,576	149,159
Preferred shares	**221,878**	191,581	30,297
Other marketable securities	**236,256**	188,044	48,212
Total Securities Purchased Under Resale Agreements and Marketable Securities	**1,546,873**	891,843	655,030
Total Liquid Assets	**$ 1,959,563**	$ 1,330,137	$ 629,426
Total Assets	**$ 9,525,040**	$ 7,268,360	$ 2,256,680
Liquid Assets as a Percentage of Total Assets	**21%**	18%	3%
Total Deposit Liabilities	**$ 8,256,918**	$6,297,007	$ 1,959,911
Liquid Assets as a Percentage of Total Deposit Liabilities	**24%**	21%	3%

As shown in Table 14, liquid assets comprised of cash, interbank deposits, securities purchased under resale agreements and marketable securities totalled $1,960 million at October 31, 2007, an increase of $629 million compared to a year earlier. The increase reflects changes in liquidity resulting from growth in total deposits, shifts in the deposit portfolio mix, continued strong anticipated loan fundings and additional liquidity due to increased uncertainties in financial markets. Liquid assets represented 21% (2006 – 18%) of total assets and 24% (2006 – 21%) of total deposit liabilities at year-end.

Highlights of the composition of liquid assets at October 31, 2007 are as follows:

- maturities within one year increased to 69% (2006 – 66%) of liquid assets, or $1,354 million (2006 – $879 million);
- Government of Canada, provincial and municipal debt securities increased to 45% (2006 – 38%) of liquid assets;
- deposits with regulated financial institutions, including Bankers' Acceptances, decreased to 21% (2006 – 26%) of liquid assets;
- preferred shares decreased to 11% (2006 – 14%) of liquid assets; and
- other marketable securities decreased to 12% of liquid assets (2006 – 14%).

Included in liquid assets are securities purchased under resale agreements. These are short-term advances, typically no more than a few days in duration, to securities dealers and require the dealer to repurchase the securities, which are comprised of treasury bills or other high quality liquid securities.

Short-term uncommitted facilities have been arranged with a number of financial institutions. The government insured/guaranteed mortgage portfolios held by the Bank also represent a potential source of liquidity. CWB may also enter into reverse repurchase agreements as an additional source of short-term liquidity. These are short-term borrowings from securities dealers and require repurchase of the securities, typically in a few days.

The shifting of deposit mix to increased levels of branch-generated deposits has contributed to an increased volume of larger, commercial client deposits. Although these deposits may be subject to more volatility, to date this funding source has been reliable and stable.

The primary source of new funding is the issuance of deposit instruments. A summary of outstanding deposits by contractual maturity date is presented in Tables 15 and 16.

Table 15 – Deposit Maturities Within One Year
($ millions)

October 31, 2007	Within 1 Month	1 to 3 Months	3 Months to 1 Year	Cumulative Within 1 Year
Demand deposits	$ 376	$ –	$ –	$ 376
Notice deposits	1,844	–	–	1,844
Deposits payable on a fixed date	1,440	687	1,580	3,707
Total	$ 3,660	$ 687	$ 1,580	$ 5,927
October 31, 2006 Total	$ 2,899	$ 592	$ 1,210	$ 4,701

Table 16 – Total Deposit Maturities
($ millions)

October 31, 2007	Within 1 Year	1 to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	More than 5 Years	Total
Demand deposits	$ 376	$ –	$ –	$ –	$ –	$ –	$ 376
Notice deposits	1,844	–	–	–	–	–	1,844
Deposits payable on a fixed date	3,707	1,012	546	282	385	–	5,932
Note to CWB Capital Trust	–	–	–	–	–	105	105
Total	$ 5,927	$ 1,012	$ 546	$ 282	$ 385	$ 105	$ 8,257
October 31, 2006 Total	$ 4,701	$ 702	$ 441	$ 197	$ 151	$ 105	$ 6,297

A breakdown of deposits by source is provided in Table 13 on page 38. Target limits by source have been established as part of the overall liquidity policy and are monitored to ensure an acceptable level of funding diversification is maintained. The Bank continues to aggressively pursue deposits through its branch network as the core funding source. At the same time, the total dollar value of deposit broker-generated deposits could still increase, particularly in times of market uncertainty when higher levels of liquidity are maintained. CWT raises deposits through notice accounts (comprised primarily of cash balances held in self-directed accounts), corporate trust deposits and the Bank's branch network, in addition to deposit broker-generated deposits. At October 31, 2007, CWT's notice account balances totalled $368 million (2006 – $312 million).

In addition to deposit liabilities, CWB has subordinated debentures outstanding that are presented in the table below.

Table 17 – Subordinated Debentures Outstanding

($ thousands)

Interest Rate	Maturity Date	Earliest Date Redeemable by CWB at Par	2007	2006
5.660%[1]	July 7, 2013	July 8, 2008	**30,000**	30,000
5.960%[1]	October 24, 2013	October 25, 2008	**35,000**	35,000
5.550%[2]	November 19, 2014	November 20, 2009	**60,000**	60,000
5.426%[3]	November 21, 2015	November 22, 2010	**70,000**	70,000
5.070%[4]	March 21, 2017	March 22, 2012	**120,000**	–
5.571%[5]	March 21, 2022	March 22, 2017	**75,000**	–
6.850%[6]	June 30, 2012	June 30, 2007	**–**	3,126
Total			**$ 390,000**	198,126

[1] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 175 basis points.

[2] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points.

[3] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.

[4] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 155 basis points. Of the $125,000 debentures issued, $5,000 were acquired by Canadian Direct Insurance Incorporated, a wholly owned subsidiary, and have been eliminated on consolidation.

[5] These conventional debentures have a 15-year term with a fixed interest rate for the first ten years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.

[6] This conventional debenture had a 10-year term with a fixed interest rate for the first five years and was redeemed by the Bank at face value on June 30, 2007.

Outlook for Liquidity Management

The Bank expects the increased uncertainties and resulting volatility in financial markets will continue into fiscal 2008. In response, a conservative risk profile will be maintained, supported by liquidity reserves above historic levels.

Contractual Obligations

In addition to the obligations related to deposits and subordinated debentures discussed in the Deposit and Liquidity Management sections on pages 37 and 39 of this MD&A, as well as Notes 12, 16 and 26 of the consolidated financial statements, the following contractual obligations are outstanding at October 31, 2007:

Table 18 – Contractual Obligations

($ thousands)

	Within 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years	Total
Lease commitments	$ 6,883	$ 13,992	$ 13,045	$ 32,723	$ 66,643
Purchase obligations for capital expenditures	969	–	–	–	969
	$ 7,852	$ 13,992	$ 13,045	$ 32,723	$ 67,612

Capital Management

Highlights of 2007

- Maintained strong Total and Tier 1 capital adequacy ratios of 13.7% and 9.1%, respectively.
- Increased the quarterly cash dividend 14% in December 2006 to $0.08 per common share and a further 13% in July 2007 to $0.09 per common share.
- Paid a stock dividend in January 2007 that effectively achieved a two-for-one split of the Bank's common shares.
- Issued $200 million of conventional subordinated debentures in March 2007.

Subsequent Highlights

- In December 2007, the Bank declared a quarterly cash dividend of $0.10 per common share, representing an 11% increase over the previous quarterly cash dividend and a 25% increase over the quarterly cash dividend declared one year earlier.
- Basel II capital management framework effective for fiscal 2008.

OSFI requires banks to measure capital adequacy in accordance with instructions for determining risk-adjusted capital and risk-weighted assets, including off-balance sheet commitments. Based on the deemed credit risk of each type of asset, a weighting of 0% to 100% is assigned. As an example, a loan that is fully insured by the Canada Mortgage and Housing Corporation (CMHC) is applied a risk weighting of 0% as the Bank's risk of loss is nil, while uninsured commercial loans are assigned a risk weighting of 100% to reflect the higher level of risk associated with this type of asset. The ratio of regulatory capital to risk-weighted assets is calculated and compared to OSFI's standards for Canadian financial institutions. Off-balance sheet assets, such as the notional amount of derivatives and some credit commitments, are included in the calculation of risk-weighted assets and both the credit risk equivalent and the risk-weight calculations are prescribed by OSFI. As Canadian Direct is subject to separate OSFI capital requirements specific to insurance companies, the Bank's investment in CDI is deducted from total capital and CDI's assets are excluded from the calculation of risk-weighted assets.

Current regulatory guidelines require banks to maintain a minimum ratio of capital to risk-weighted assets and off-balance sheet items of 8%, of which 4% must be core capital (Tier 1) and the remainder supplementary capital (Tier 2). However, OSFI has established that Canadian banks need to maintain a minimum total capital adequacy ratio of 10% with a Tier 1 ratio of not less than 7%. CWB's Tier 1 capital is comprised of common shareholders' equity and innovative capital (to a regulatory maximum of 15% of net Tier 1 capital), while Tier 2 capital includes subordinated debentures (to the regulatory maximum amount of 50% of net Tier 1 capital), the inclusion of the general allowance for credit losses (to the regulatory maximum of 87.5 basis points of risk-weighted assets) and any remaining innovative capital.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

The Bank has a share incentive plan that is provided to officers and employees who are in a position to materially impact the longer term financial success of the Bank as measured by share price appreciation and dividend yield. Note 18 to the consolidated financial statements details the number of shares under options outstanding, the weighted average exercise price and the amounts exercisable at year-end.

Table 19 – Capital Structure and Regulatory Ratios at Year-End
($ thousands)

	2007	2006	Change from 2006
Tier 1 Capital			
Retained earnings	$ 372,739	$ 297,841	$ 74,898
Accumulated other comprehensive income(1)	(1,741)	–	(1,741)
Capital stock	219,004	215,349	3,655
Contributed surplus	9,681	6,340	3,341
Innovative capital instrument(2)	105,000	91,031	13,969
Less goodwill of trust subsidiary	(3,679)	(3,679)	–
Total	701,004	606,882	94,122
Tier 2 Capital			
General allowance for credit losses (Tier A)(3)	55,627	48,037	7,590
Subordinated debentures (Tier B)(4)	350,502	198,126	152,376
Innovative capital instrument(2)	–	13,969	(13,969)
Total	406,129	260,132	145,997
Less investment in insurance subsidiary	(47,864)	(40,253)	(7,611)
Total Regulatory Capital	$ 1,059,269	$ 826,761	$ 232,508
Regulatory Capital to Risk-weighted Assets			
Tier 1 capital	9.1%	10.1%	(1.0)%
Tier 2 capital	5.3%	4.3%	1.0%
Less investment in insurance subsidiary	(0.7)%	(0.7)%	0.0%
Total Regulatory Capital Adequacy Ratio	13.7%	13.7%	0.0%
Assets to Regulatory Capital Multiple(5)	9.1	8.8	0.3

(1) Effective November 1, 2007, shareholders' equity includes accumulated other comprehensive income, which is described in the Changes in Accounting Policies discussion on page 50 of this MD&A. Accumulated other comprehensive income related to unrealized losses on available-for-sale equity securities reduces Tier 1 capital.

(2) Innovative capital may be included in Tier 1 capital to a maximum of 15% of net Tier 1 capital. Any excess innovative capital outstanding is included in Tier 2B capital.

(3) Banks are allowed to include their general allowance for credit losses up to a prescribed percentage of risk-weighted assets in Tier 2A capital. The Bank has been granted an inclusion rate to a maximum of 0.875% of risk-weighted assets. At October 31, 2007, the Bank's general allowance represented 0.72% (2006 – 0.80%) of risk-weighted assets.

(4) Tier 2B capital may be included in Tier 2 capital to a maximum of 50% of net Tier 1 capital. Any excess Tier 2B capital is included in capital as net Tier 1 capital increases. At October 31, 2007, $44,498 (2006 – $nil) of subordinated debentures exceed the Tier 2B threshold and are available for inclusion in the future.

(5) Total assets plus off-balance sheet credit instruments, such as letters of credit and guarantees, less goodwill divided by regulatory capital.

Table 20 – Risk-weighted Assets
($ thousands)

	2007		2006	
	Balance	Risk-weighted	Balance	Risk-weighted
Balance Sheet Assets				
Cash resources	$ 412,690	$ 80,135	$ 438,294	$ 79,103
Securities	1,341,626	403,654	885,693	345,029
Securities purchased under repurchase agreements	206,925	–	9,000	–
Loans	7,405,580	6,892,689	5,781,837	5,305,763
Other assets	158,219	139,730	153,536	125,516
	$ 9,525,040	7,516,208	$ 7,268,360	5,855,411
Credit Instruments[1] (contract amounts)				
Guarantees and standby letters of credit[2]	$ 204,431	99,068	$ 149,222	76,316
Commitments to extend credit[3]	216,300	108,150	174,482	87,241
	$ 420,731	207,218	$ 323,704	163,557
Derivative Financial Instruments[4] (notional amounts)				
Interest rate contracts	$ 482,000	391	$ 618,500	407
Foreign exchange contracts	3,405	14	19,084	43
Equity contracts	6,000	199	9,570	272
	$ 491,405	604	$ 647,154	722
Total Risk-weighted Assets		$ 7,724,030		$ 6,019,690

(1) See Note 19 to the consolidated financial statements for further details.
(2) Includes guarantee for outstanding balance on business credit cards. See Note 19 to the consolidated financial statements for further details.
(3) Greater than one year only.
(4) See Note 10 to the consolidated financial statements for further details.

At October 31, 2007, the total capital adequacy ratio was 13.7% (2006 – 13.7%), of which 9.1% (2006 – 10.1%) was Tier 1 capital. Total regulatory capital increased $233 million over 2006, primarily from the combination of

- the issue of $200 million of subordinated debentures (of which $156 million qualified as Tier 2B capital at October 31, 2007);
- earnings, net of dividends, of $75 million;
- an increase in the general allowance for credit losses of $8 million;
- an increase of $5 million related to the expensing of stock-based compensation; partially offset by
- an $8 million increase in the deduction for CWB's insurance subsidiary investment, calculated on the equity basis.

In December 2006, the quarterly dividend was increased to $0.08 per common share, reflecting an increase of 14%. The quarterly dividend was increased a further 13% to $0.09 per share in July 2007.

Capital Management – Basel II

The revised international framework for capital measurement and standards known as Basel II is effective for the Bank at the beginning of fiscal 2008. Basel II introduces some significant changes to the risk-weighting of assets and calculation of regulatory capital. Significant changes for the Bank under Basel II include

- a shift into lower risk-weight categories for residential mortgages and loans to small-to-medium sized enterprises; and
- a new capital requirement related to operational risk.

Basel II is not expected to have a significant impact on the overall required level of regulatory capital. New procedures and system enhancements have been developed to conform to the new framework, including the formalization of CWB's internal capital adequacy assessment process (ICAAP). Pro forma calculations of regulatory capital adequacy ratios under Basel II (BCAR) compared to the current calculation (CAR) at October 31, 2007 are included in Table 21.

Table 21 – Regulatory Capital Ratios under Basel II
($ thousands)

	BCAR	CAR	Change
Risk-weighted assets	$ 7,495,920	$ 7,724,030	(3)%
Tier 1 capital	697,350	701,004	(1)
Total capital	1,057,042	1,059,269	–
Tier 1 capital ratio	9.3%	9.1%	20 bp[1]
Total capital ratio	14.1%	13.7%	40

(1) bp – basis points.

Outlook for Capital Management

CWB expects to remain well capitalized in 2008, with organic earnings growth supporting the anticipated achievement of all the Bank's 2008 performance targets. Increased return on equity will be achieved through continued execution of CWB's key business strategies, including the maintenance of a strong and efficient capital structure. To the extent possible within the Bank's strategic objectives, ongoing growth will be supported with non-dilutive sources of capital.

Financial Instruments and Other Instruments

As a financial institution, most of CWB's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the Risk Management section on pages 51 to 56 of this MD&A.

Further information on how the fair value of financial instruments is determined is included in the Financial Instruments Measured at Fair Value discussion in the Critical Accounting Estimates section of this MD&A on page 49.

Income and expenses are classified as to source, either securities or loans for income, and deposits or borrower funds for expense. Gains on the sale of securities, net, are shown separately in other income.

Derivative Financial Instruments

More detailed information on the nature of derivative financial instruments is shown in Note 10 to CWB's consolidated financial statements. The notional amounts of derivative financial instruments are not reflected on the consolidated balance sheets.

Table 22 – Derivative Financial Instruments
($ thousands)

	2007	2006
Notional Amounts		
Interest rate contracts[1]	$ 482,000	$ 618,500
Equity contracts[2]	6,000	9,570
Foreign exchange contracts[3]	3,405	19,084
Total	$ 491,405	$ 647,154

(1) Interest rate contracts are used as hedging devices to manage interest rate risk. The outstanding contracts mature between January 2008 and March 2012. The total gross positive replacement cost of interest rate contracts was $946 (2006 – $98). This market value represents an unrealized gain, or the approximate payment the Bank would receive if these contracts were unwound and settled at that date.

(2) Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The outstanding contracts mature between February 2008 and March 2011. The total gross positive replacement cost was $515 (2006 – $593).

(3) U.S. dollar foreign exchange contracts are used from time to time to manage the difference between U.S. dollar assets and liabilities. At October 31, 2007, there were $3,408 U.S. (2006 – $17,030 U.S.) of forward foreign exchange contracts outstanding that mature between November 2007 and February 2008.

The active use of interest rate contracts continues to be an integral component in managing the Bank's short-term gap position. Derivative financial instruments are entered into only for the Bank's own account and CWB does not act as an intermediary in this market. Transactions are entered into on the basis of industry standard contracts with approved counterparties subject to periodic and at least annual review, including an assessment of the credit worthiness of the counterparty. Policies regarding the use of derivative financial instruments are approved, reviewed and monitored on a regular basis by ALCO and reviewed and approved by the Board of Directors at least annually.

Acquisitions

There were no acquisitions in 2006 or 2007.

Off-Balance Sheet Arrangements

In the normal course of business, CWB is involved in off-balance sheet arrangements, which are primarily guarantees.

Guarantees

Significant guarantees provided by CWB in the ordinary course of business include guarantees and standby letters of credit provided to third parties and commitments to extend credit to customers. CWB also issues business credit cards through an agreement with a third party card issuer and indemnifies the card issuer from loss if there is a default on the issuer's collection of the business credit card balances. More detailed information on guarantees is available in Note 19 to CWB's consolidated financial statements for 2007.

OPERATING SEGMENT REVIEW

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 29 of the audited consolidated financial statements.

Banking and Trust

Highlights of 2007

- Realized net income of $88.5 million, an increase of 36% ($23.4 million).
- Achieved organic loan growth of 28%, marking the 18th consecutive year of double-digit growth.
- Maintained strong and consistent credit quality.
- Grew branch and trust-generated deposits 27%, with the lower cost demand and notice component up 34%.
- Opened branches in Abbotsford, BC and Medicine Hat, Alberta and continued with further upgrades to existing premises.
- Established a new benchmark efficiency ratio (teb) of 44.8%, an improvement of 140 basis points.
- Surpassed $4.0 billion in trust assets under administration.
- Celebrated the 20th anniversary of CWT.

The operations of the banking and trust segment include commercial and retail banking services, personal and corporate trust services provided through the Bank's wholly owned subsidiaries, CWT and Valiant, and third party mutual funds offered through CWF, another wholly owned subsidiary. With a focus on mid-market commercial banking, real estate financing, equipment financing and energy lending, CWB's proven strategy is based on building strong customer relationships and providing value-added services to businesses across Western Canada. The Bank also delivers a wide variety of retail financial products and services, including personal loans and mortgages, deposit accounts, investment products and other banking services. Customer accessibility is provided though a network of 35 client-focused branches in select locations across the four western provinces. Internet and telephone banking services are also offered. CWT provides a varied range of products and services, including self-directed RRSPs and RRIFs, and corporate and group trust services to independent financial advisors, corporations and individuals. Valiant is a non-deposit taking specialty trust company that offers stock transfer and corporate trustee services to public companies and income trusts.

Table 23 – Banking and Trust Highlights[(1)]
($ thousands)

	2007	2006	Change from 2006
Net interest income (teb)	$ 205,867	$ 165,249	25%
Other income	47,506	37,791	26
Total revenues (teb)	253,373	203,040	25
Provision for credit losses	10,200	10,200	0
Non-interest expenses	113,456	93,711	21
Provision for income taxes (teb)	41,208	34,062	21
Net income	$ 88,509	$ 65,067	36%
Efficiency ratio (teb)	44.8%	46.2%	(140)bp[(2)]
Efficiency ratio	45.7	47.0	(130)
Net interest margin (teb)	2.57	2.63	(6)
Net interest margin	2.51	2.57	(6)
Average loans ($ millions)[(3)]	$ 6,570	$ 5,142	28%
Average assets ($ millions)[(3)]	8,014	6,287	27

(1) See page 26 for a discussion of teb and non-GAAP measures.
(2) bp – basis points.
(3) Loans and assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

Banking and trust net income was a record $88.5 million, up 36% ($23.4 million) on 25% ($50.3 million) growth in total revenues (teb), partially offset by a 21% increase ($19.7 million) in non-interest expenses. Total revenues (teb) reflected excellent 28% loan growth and a 26% ($9.7 million) increase in other income. Growth in other income was driven by increases in trust services, credit related and retail services fee income of 38% ($4.1 million), 19% ($3.6 million) and 15% ($1 million), respectively. Income from foreign exchange and the sale of securities was up $0.6 million and $0.3 million, respectively. Higher non-interest expenses mainly reflect increased staff complement, stock-based compensation charges, annual salary increments, and premises and other expenses to manage business growth. Inflationary cost pressures due to Western Canada's robust economies were also a factor contributing to higher non-interest expenses in the year. Included in non-interest expense was a $1.5 million interest adjustment for staff loans and deposits, $1.3 million of additional non-cash, non-tax deductible stock-based compensation expense (total expense of $4.5 million, compared to $3.2 million in 2006) and a $0.9 million expense attributed to a tax benefit recognized in the fourth quarter. Total revenue growth continued to exceed growth in non-interest expenses as evidenced by a 140 basis point improvement in this segment's efficiency ratio (teb), to 44.8%.

Net interest margin (teb) in the year was 2.57%, down six basis points mainly due to higher debenture interest costs attributed to $200 million of subordinated debentures issued in March 2007 and changes in the deposit mix. Growth in total branch and trust deposits, which support net interest margin and reduce the need for external funding sources, kept pace with loan growth increasing 27%. The lower demand and notice component of branch and trust deposits was up 34%, reflecting the ongoing success of CWB's retail strategy, including the benefit of a newly launched high interest savings account offered in July 2007.

Fiscal 2007 earnings reflect a $3.5 million reduction in income tax expense and associated before tax non-interest expense of $0.9 million, which together increased net income by approximately $2.9 million. For comparison purposes, fiscal 2006 income tax expense benefited from the resolution of a tax filing position taken in a prior year that increased net income by $2.0 million, partially offset by $1.2 million additional tax expense related to the revaluation of future tax assets.

Additions to the branch network in 2007 included a full-service branch in Abbotsford, BC and a specialized commercial services branch in Medicine Hat, Alberta. Further upgrades and expansions to existing premises were also completed.

Combined assets under administration in CWT and Valiant grew 28% ($939 million) in the year, to total $4,284 million at October 31, 2007. Assets under administration are not reflected in the consolidated balance sheets (see Note 24 to the consolidated financial statements). A portion of assets under administration are held in investment accounts, including self-directed RRSP and RRIF accounts, which numbered 37,473 (2006 – 31,716), an increase of 18% from one year ago.

Figure 4 – Number of Investment Accounts



2007
37,473
2006
31,716
2005
24,943
2004
18,803
2003
16,823

Outlook for Banking and Trust

This segment will continue to be the primary driver of the Bank's earnings and the outlook is for continued strong performance. Western Canada's economic strength, coupled with CWB's expending market presence, should support a continued flow of high quality lending opportunities, although loan growth is expected to moderate to more sustainable double-digit levels. Expectations are supported by loan growth targeted at 15%, while ongoing success in expanding internal deposit sources and reduced uncertainty in financial markets will strengthen net interest margin. Credit quality should remain strong and reflect the Bank's ongoing focus on high quality assets and disciplined credit underwriting. Continued strong growth in credit and retail services fee income is also expected. Both CWT and Valiant have established aggressive performance targets and will continue to make solid contributions toward this segment's success. CWT is working on further enhancements and expansion of its trust services platform, while Valiant's plans for fiscal 2008 include opening an office in Toronto.

Insurance

Highlights of 2007

- Net income of $7.8 million, representing a 12% increase.
- Positive allocation from the Alberta auto insurance risk sharing pools of $1.9 million before tax.
- Claims loss ratio of 66% and a combined ratio of 93%.

Canadian Direct provides auto and home insurance products to more than 164,000 policyholders throughout BC and Alberta. Policy distribution channels currently include two dedicated call centres, the Internet and a pilot project that provides customers the option to purchase Canadian Direct's BC auto insurance product through a select broker network. Canadian Direct continues to enhance its distribution capabilities with the most recent advance including the electronic delivery of auto insurance policies over the Internet.

Canadian Direct's mission is to provide customers with attractively priced products and a high level of customer service – "better insurance for less money". The core strategy uses sophisticated underwriting selection criteria to offer more competitively priced insurance to better risk customers. The "Canadian Direct Insurance" brand is marketed through several media channels, including television, radio and newspaper. It has established a very high level of awareness in the BC market and is gaining a growing awareness in Alberta as well. All claims are administered by Canadian Direct's head office in BC using imaging technology and effective workflow management to maintain a "paperless office" environment. This has enabled CDI to keep its claim expense ratio low without compromising customer satisfaction. CDI currently retains a high percentage of its business on renewal, a measure that helps confirm its success in providing customers with a superior level of service at competitive prices.

Table 24 – Insurance Highlights[1]
($ thousands)

	2007	2006	Change from 2006
Net interest income (teb)	**$ 4,792**	$ 3,435	40%
Other income			
Net earned premiums	**94,914**	81,674	16
Commissions and processing fees	**2,751**	4,826	(43)
Net claims and adjustment expenses	**(62,391)**	(52,962)	18
Policy acquisition costs	**(20,011)**	(18,334)	9
	15,263	15,204	–
Gains on sale of securities	**52**	91	(43)
Total revenues (teb)	**20,107**	18,730	7
Non-interest expenses	**8,478**	8,338	2
Provision for income taxes (teb)	**3,856**	3,452	12
Net income	**$ 7,773**	$ 6,940	12%
Policies outstanding at October 31	**164,263**	158,965	3%
Gross written premiums	**$ 104,829**	$ 100,227	5
Claims loss ratio[2]	**66%**	65%	100 bp[3]
Expense ratio[4]	**27**	27	-
Combined ratio[5]	**93**	92	100
Alberta automobile insurance Risk Sharing Pools impact on net income before tax	**$ 1,876**	$ 310	505%
Average total assets[6]	**163,858**	147,389	11

[1] See page 26 for a discussion of teb and non-GAAP measures.
[2] Net claims and adjustment expenses as a percentage of net earned premiums.
[3] bp – basis points.
[4] Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
[5] Sum of the claims loss and expense ratios.
[6] Average total assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

Canadian Direct generated net income of $7.8 million, an increase of 12% over 2006. Results reflect 16% growth in net earned premiums due to continued policy growth and good customer retention, as well as the elimination of quota share reinsurance from 10% in November 2006. Unusually high frequency and severity of home claims due to severe BC storm activity in the first quarter largely offset the benefits from growth in net earned premiums, a $1.6 million before tax positive difference in Canadian Direct's share of the Alberta auto insurance risk sharing pools (the Pools) and a $1.4 million increase in net interest income. The claims loss ratio increased 100 basis points over last year to 66%. The expense ratio of 27% remained unchanged from the previous year due to increased efficiencies and good cost control. Policies outstanding grew by 3%, while the overall policy retention rate improved 100 basis points to 88%. Very good results in Alberta continued to help mitigate ongoing regulatory and competitive challenges experienced in the BC auto product line.

The Pools' results in both 2006 and 2007 reflect a favourable adjustment to unpaid claims reserves based on revised estimated loss assumptions derived by the Pools' consulting actuary.

Outlook for Insurance Operations

The outlook for 2008 reflects expectations for modest growth in both policies outstanding and premiums written, while costs are controlled and kept in line with revenue growth. Canadian Direct continues to manage ongoing challenges brought about by the pricing strategies of the Insurance Corporation of British Columbia and plans for the automobile line of business in that province will concentrate on customer retention while considering new opportunities for customer acquisition. In Alberta, the primary challenges will be the regulatory environment and the income volatility added by the Pools' unpredictable results.

There is an ongoing legal challenge in Alberta regarding the amount a claimant may receive in respect of a minor injury suffered in an automobile accident. In 2004, the Government of Alberta legislated a cap on these damages. The Alberta Civil Trial Lawyers Association is challenging this cap under the Canadian Charter of Rights and Freedoms. The outcome of the challenge is uncertain but it could be significant to CDI and other companies offering automobile insurance in Alberta.

The 2008 claims loss ratio is targeted at 66%, which is consistent with 2007 claims experience. However, the loss ratio can be negatively impacted by seasonal storm activity, particularly in the winter months. The target for the combined ratio is 93%. Canadian Direct will continue to enhance its Internet-based technology platform, which will facilitate new growth opportunities, including the ability to sell its home product online.

SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER

Quarterly Results

The financial results for each of the last eight quarters are summarized in the following table. In general, CWB's results reflect a consistent growth pattern although the second quarter contains three fewer revenue earning days.

Canadian Direct's business also exposes the Bank's quarterly financial results to some fluctuations. CDI is in the property and casualty insurance business, providing personal auto and home insurance to customers in BC and Alberta. Canadian Direct's operating results, which are primarily reflected in other income (refer to Operating Segment Review – Insurance on page 46), are subject to seasonal weather conditions, including higher claims experience during winter driving months, cyclical patterns of the industry and other unpredictable developments including natural catastrophes. Canadian Direct's mandatory participation in the Pools can also result in unpredictable quarterly fluctuations.

Table 25 – Quarterly Financial Highlights[(1)]

($ thousands, except per share amounts)

	2007				2006			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income (teb)	$ 55,995	$ 54,888	$ 50,567	$ 49,209	$ 45,970	$ 42,942	$ 40,058	$ 39,714
Less teb adjustment	1,496	1,423	1,327	1,164	1,194	1,039	973	872
Net interest income per financial statements	54,499	53,465	49,240	48,045	44,776	41,903	39,085	38,842
Other income	18,364	15,777	16,237	12,443	13,595	13,942	12,953	12,596
Total revenues (teb)	74,359	70,665	66,804	61,652	59,565	56,884	53,011	52,310
Total revenues	72,863	69,242	65,477	60,488	58,371	55,845	52,038	51,438
Net income	29,572	24,033	22,219	20,458	21,209	17,693	16,667	16,438
Earnings per common share								
Basic	$ 0.47	$ 0.39	$ 0.36	$ 0.33	$ 0.34	$ 0.29	$ 0.27	$ 0.27
Diluted	0.46	0.37	0.35	0.32	0.33	0.28	0.26	0.26
Return on common shareholders' equity (ROE)	20.1%	17.1%	16.8%	15.4%	16.5%	14.2%	14.3%	14.0%
Return on average total assets (ROA)	1.29	1.14	1.17	1.10	1.20	1.06	1.10	1.11
Efficiency ratio (teb)	44.1	43.6	45.1	45.7	45.0	45.6	47.1	46.5
Efficiency ratio	45.0	44.5	46.1	46.6	46.0	46.4	47.9	47.3
Net interest margin (teb)	2.43	2.59	2.65	2.65	2.59	2.58	2.64	2.68
Net interest margin	2.37	2.53	2.58	2.58	2.53	2.52	2.57	2.63
Provision for credit losses as a percentage of average loans	0.14	0.15	0.16	0.17	0.18	0.19	0.20	0.22

(1) See page 26 for a discussion of teb and non-GAAP measures.

Fourth Quarter of 2007

CWB achieved record earnings and total revenues, marking its 78th consecutive profitable quarter. Net income of $29.6 million represented a 39% ($8.4 million) increase over the same quarter last year, driven by continued strong operating performance, strong loan growth of 4% in the quarter and 28% over the past year, and a lower effective tax rate. Diluted earnings per share were up 39% to $0.46 ($0.47 basic), from $0.33 ($0.34 basic) in the same quarter last year. Record results reflect a 40% increase in quarterly earnings from core banking and trust operations, to $26.9 million, and a $2.6 million contribution from Canadian Direct.

Fourth quarter return on equity was 20.1%, up 360 basis points from 16.5% a year earlier. Return on equity benefited from record operating performance and a more efficient regulatory capital structure. Fourth quarter return on assets was 1.29%, compared to 1.20% in the same time last year.

Fourth quarter net interest income (teb) was $56.0 million, representing an increase of 22% ($10.0 million). Higher net interest income was driven by 28% organic loan growth, partially offset by a 16 basis point decline in net interest margin (teb) to 2.43%. Compared to the fourth quarter last year, lower margin reflects higher debenture interest costs from subordinated debentures issued in March 2007 as well as increased funding costs and higher liquidity, both largely related to disrupted financial markets. Net interest margin was further reduced by a change in accounting estimate related to the amortization of premiums on certain securities.

Other income of $18.4 million was up 35% ($4.8 million) over the same quarter last year, mainly reflecting a 106% ($2.9 million) increase in trust services fee income. Quarterly growth in trust revenues reflects income related to unusually large trust transactions. Net insurance revenues were up 18% ($0.8 million) over the same quarter last year while foreign exchange gains were $0.5 million higher. Quarterly contributions from credit related and retail services fee income increased 7% ($0.3 million) and 12% ($0.2 million), respectively.

Credit quality remained strong with a consistent dollar charge for provisions for credit losses that measured 14 basis points of average loans, compared to 18 basis points one year ago, with the decrease reflecting excellent loan growth.

Non-interest expenses of $32.8 million were up 22% ($5.9 million) over the same quarter last year, mainly driven by an increased staff complement, stock-based compensation charges, annual salary increments, and premises and other expenses to manage business growth. Additional expense related to the fourth quarter tax recovery was approximately $0.9 million. CWB's quarterly efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues, improved 90 basis points over the same quarter last year, to 44.1%.

Fourth quarter net income increased 23% ($5.5 million) over the previous quarter, reflecting a much lower effective tax rate, 16% higher ($2.6 million) other income and 4% loan growth, partially offset by a lower net interest margin and a 6% ($1.9 million) increase in non-interest expenses. Other income benefited from exceptional trust services fee income and a $1.3 million before tax improvement in Canadian Direct's allocation from the Pools. Lower net interest margin was primarily influenced by increased funding costs and higher liquidity, both largely related to disrupted financial markets. Net interest margin was further reduced by the change in accounting estimate noted above. The increase in non-interest expenses reflects $0.9 million of additional expense related to a fourth quarter tax recovery of $3.5 million, as well as stock-based compensation charges and annual salary increments.

ACCOUNTING POLICIES AND ESTIMATES

Critical Accounting Estimates
CWB's significant accounting policies are outlined in Note 1 of the consolidated financial statements. The policies discussed below are considered particularly important as they require management to make significant estimates or judgments, some of which may relate to matters that are inherently uncertain.

Allowance for Credit Losses
An allowance for credit losses is maintained to absorb probable credit related losses in the loan portfolio. This allowance reflects management's estimate of probable losses in the loan portfolio at the balance sheet date. In assessing existing credit losses, management must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These matters include economic factors, developments affecting particular industries and specific issues with respect to single borrowers. Changes in circumstances may cause future assessments of credit risk to be significantly different than current assessments and may require an increase or decrease in the allowance for credit losses. Establishing a range for the allowance for credit losses is difficult due to the number of uncertainties involved. The general allowance for credit losses is intended to address this uncertainty. At October 31, 2007, the Bank's total allowance for credit losses was $63.0 million (2006 – $53.5 million), which included a specific allowance of $7.4 million (2006 – $5.5 million) and a general allowance of $55.6 million (2006 – $48.0 million). Additional information on the process and methodology for determining the allowance for credit losses can be found in the discussion of credit quality on page 34 of this MD&A and Note 1(h) to the consolidated financial statements. This critical accounting estimate relates to CWB's banking and trust segment.

Provision for Unpaid Claims and Adjustment Expenses
A provision for unpaid claims is maintained, with the provision representing the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. A provision for adjustment expenses is also maintained, which represents the estimated ultimate expected costs of investigating, resolving and processing these claims. Estimated recoveries of these costs from reinsurance ceded are included in assets. The computation of these provisions takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions. The process of determining the provision for unpaid claims and adjustment expenses necessarily involves risks that the actual results will deviate from the best estimates made. These risks vary in proportion to the length of the estimation period and the volatility of each component comprising the liabilities. To recognize the uncertainty in establishing these best estimates and to allow for possible deterioration in experience, actuaries are required to include explicit margins for adverse deviation in assumptions for asset defaults, reinvestment risk, claims development and recoverability of reinsurance balances. All provisions are periodically reviewed and evaluated in light of emerging claims experience and changing circumstances. Changes in circumstances may cause future assessments of unpaid claims and adjustment expenses to be significantly different than current assessments and may require an increase or decrease in the provision. In estimating the provision for unpaid claims and adjustment expenses, a number of uncertainties are taken into account and assumptions made, which makes it difficult to estimate a range for the provision. Further, as noted above, the provision includes a margin for adverse deviations in assumptions. At October 31, 2007, the provision for unpaid claims and adjustment expenses totalled $68.6 million (2006 – $62.6 million). Additional information on the process and methodology for determining the provision for unpaid claims and adjustment expenses can be found in Notes 1(k) and 20 to the consolidated financial statements. This critical estimate relates to CWB's insurance segment, Canadian Direct.

Financial Instruments Measured at Fair Value
Cash resources, securities, securities purchased under resale agreements and sold under reverse resale agreements, and derivative financial instruments are reported on the consolidated balance sheet at fair value. In the prior year, all financial instruments were reported at amortized cost.

The fair value of a financial instrument on initial recognition is the value of the consideration given or received. Subsequent to initial recognition, financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

The following table summarizes the significant financial assets and liabilities reported at fair value at October 31, 2007.

Table 26 – Valuation of Financial Instruments
($ thousands)

		Valuation Technique	
	Fair Value	Quoted Market Prices	Model with Observable Market Data
Financial assets			
Cash resources	$ 412,690	$ 412,690	$ –
Securities	1,341,626	1,301,268	40,358
Securities repurchased under resale agreements	206,925	–	206,925
Derivative related	1,496	–	1,496
Total	$ 1,962,737	$ 1,713,958	$ 248,779
Financial Liabilities			
Derivative related	$ 1,307	$ –	$ 1,307

Notes 3, 4, 10 and 27 to the consolidated financial statements provide additional information regarding these financial instruments. This critical accounting estimate relates to both operating segments.

CWB has no direct exposure to any troubled non-bank sponsored asset-backed commercial paper, collateralized debt obligations or U.S. subprime mortgages.

Changes in Accounting Policies, Including Initial Adoption
Effective November 1, 2006, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments – Recognition and Measurement, Hedges, Comprehensive Income and Financial Instruments – Disclosure and Presentation*. As a result of adopting these standards, a new category, accumulated other comprehensive income (loss), has been added to shareholders' equity and certain unrealized gains and losses are reported in accumulated other comprehensive income (loss) until realization.

As a result of adopting these new accounting standards, certain financial assets and liabilities are measured at fair value with the remainder recorded at amortized cost. The adjustment of the previous carrying amounts to comply with the new standards has been recognized as an adjustment to accumulated other comprehensive income (loss) or retained earnings at November 1, 2006 and prior period consolidated financial statements have not been restated. The significant components of the Bank's implementation of the standards include

a) Cash resources, securities, securities purchased under resale agreements and securities purchased under reverse resale agreements have been designated as available-for-sale and are reported on the balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes.

b) Derivative financial instruments are recorded on the balance sheet at fair value as either other assets or other liabilities with changes in fair value related to the effective portion of cash flow interest rate hedges recorded in other comprehensive income, net of income taxes. Changes in fair value related to the ineffective portion of cash flow hedges and all other derivative financial instruments are reported in other income on the consolidated statements of income. Specific accounting policies under the new standards relating to equity contracts that no longer qualify for hedge accounting and embedded derivatives are further described in Note 1(o) to the consolidated financial statements.

c) Loans, deposits and subordinated debentures continue to be recorded at amortized cost using the effective interest method.

The fair value of a financial instrument on initial recognition is the value of the consideration given or received. Subsequent to initial recognition, financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Transition adjustments recorded at November 1, 2006 are detailed in Table 27.

Table 27 – Transition Adjustments Recorded at November 1, 2006
($ thousands)

	Gross	Income Taxes	Net
Retained Earnings			
Fair value of equity derivative contracts no longer designated as hedges	$ 593	$ (195)	$ 398
Cumulative amortization of loan portfolio premium using the effective interest method	(271)	89	(182)
Fair value of other derivatives not designated as hedges	(563)	185	(378)
Ineffective portion of fair value of cash flow hedges	(6)	2	(4)
	$ (247)	$ 81	$ (166)
Accumulated Other Comprehensive Income (Loss)			
Available-for-sale securities, unrealized gains (losses)	$ (589)	$ 193	$ (396)
Effective portion of fair value of cash flow hedges, unrealized gains (losses)	(1,632)	534	(1,098)
	$ (2,221)	$ 727	$ (1,494)

Future Changes in Accounting Policies

International Financial Reporting Standards
The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable.

Capital and Financial Instrument Disclosures
The CICA issued new accounting standards that require the disclosure of both qualitative and quantitative information that enables financial statement users to evaluate the objectives, policies and processes for managing capital as well as enhanced financial instrument disclosure. These new standards are effective for the Bank beginning November 1, 2007.

RISK MANAGEMENT

Overview
Effective risk management is central to the ability to remain financially sound and profitable and includes identifying, assessing, managing and monitoring all forms of risk. CWB, like other financial institutions, is exposed to several factors that could adversely affect its business, financial condition or operating results, which may also influence an investor to buy, sell or hold CWB shares. Many of the risk factors are beyond CWB's direct control.

Senior management is responsible for establishing the framework for identifying risks and developing appropriate risk management policies and frameworks. The Board of Directors, either directly or through its committees, reviews and approves the key policies and implements specific reporting procedures to enable them to monitor ongoing compliance over significant risk areas. At least annually, a report on risks and risk management policies is presented to the Board and/or Board committees for review and assessment.

The Loans Committee of the Board, which maintains a close working relationship with the credit risk management group, is responsible for the

- review and approval of credit risk management policies;
- review and approval of loans in excess of delegated limits;
- review and monitoring of impaired and other less than satisfactory loans; and
- recommendation of the adequacy of the allowance for credit losses to the Audit Committee.

The Asset Liability Committee (ALCO) provides management oversight related to the risks of banking and trust operations, other than credit risk. ALCO is a management committee chaired by the executive with responsibility for Treasury, with the President and Chief Executive Officer (CEO) and other senior executives as members, and is responsible for

- ensuring that risks other than credit risk are identified and assessed and appropriate policies are in place and effective;
- the establishment and maintenance of policies and programs for liquidity management and control, funding sources, investments, foreign exchange risk, interest rate risk and derivatives, and trust services risk; and
- regular meetings to review compliance and discuss strategy respecting diversification of product offerings and management of risks.

Asset liability management policies are approved and reviewed at least annually by the Board with quarterly status reporting also provided.

The Operations Committee meets regularly, is comprised of supervisory and management personnel from all areas of banking operations, and is chaired by a member of senior management. This committee is responsible for developing appropriate policies and procedures, including internal controls, respecting day-to-day, routine banking operations.

The internal audit department performs inspections in all areas of the Bank, including CWT, Valiant and CDI, and reports the results directly to senior management, as well as the Bank's CEO and Audit Committee. For CDI, inspection results are also reported directly to CDI's Audit Committee.

Credit Risk
Credit risk is the risk that a financial loss will be incurred due to the failure of a counterparty to discharge its contractual commitment or obligation to CWB. This risk can relate to balance sheet assets, such as loans, as well as off-balance sheet assets such as guarantees and letters of credit. To diversify the risk, the exposure to a single borrower or associated borrowers is limited, unless approved by the Board of Directors, to not more than 10% of the Bank's shareholders' equity and is presently set at $50 million ($60 million if amount in excess of $50 million is cash secured or CMHC insured). Customers with larger borrowing requirements are accommodated through loan syndications with other financial institutions.

The Bank employs and is committed to a number of important principles to manage credit exposures, which include

- a Loans Committee of the Board whose duties include approval of lending policies, establishment of lending limits for the Bank, the delegation of lending limits and the approval of larger credits, as well as quarterly reports prepared by management on watch list loans, impaired loans, the adequacy of the allowance for credit losses, environmental risk and diversification of the portfolio;
- delegated lending authorities, which are clearly communicated to personnel engaged in the credit granting process, a defined approval process for loans in excess of those limits and the review of larger credits by a senior management group prior to recommendation to the Loans Committee of the Board;
- credit policies, guidelines and directives, which are communicated to all branches and officers whose activities and responsibilities include credit granting and risk assessment;
- appointment of personnel engaged in credit granting who are qualified, experienced bankers;

- a standardized credit risk rating classification established for all credits and reviewed not less than annually;
- annual reviews of individual credit facilities (excepting consumer loans and single-unit residential mortgages);
- quarterly review of risk diversification by geographic area, industry sector and product measured against assigned portfolio limits;
- pricing of credits commensurate with risk to ensure appropriate compensation;
- management of growth within quality objectives;
- early recognition of problem accounts and immediate implementation of steps to protect the safety of Bank funds;
- independent reviews of credit valuation, risk classification and credit management procedures by the internal audit group, which includes reporting the results to senior management, the CEO and the Audit Committee;
- detailed quarterly reviews of accounts rated less than satisfactory, including establishment of an action plan for each account; and
- completion of a watch list report recording accounts with evidence of weakness and an impaired loan report covering loans which show impairment to the point where a loss is possible.

Environmental Risk

The operations of the Bank do not have a material effect on the environment. However, a risk of default may occur if a borrower is unable to repay loans due to environmental cleanup costs. The Bank may become directly liable for cleanup costs when it is deemed to have taken control or ownership of a contaminated property. Risk assessment criteria and procedures are in place to manage environmental risks and these are communicated to lending personnel. Reports on environmental inspections and findings are reviewed by senior management and reported upon quarterly to the Board.

Portfolio Quality

The Bank's strategy is to maintain a quality portfolio. Efforts are directed toward achieving a wide diversification, engaging experienced personnel who provide a hands-on approach in credit granting, account management and quick action when problems develop. The lending focus is primarily directed to small-and-medium sized businesses and to individuals with operations conducted in the four western provinces. Relationship banking and know your customer are important tenets of account management. An appropriate financial return on the level of risk is fundamental.

Liquidity Risk

Liquidity risk is the risk that CWB will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from lending, deposit taking, investing and other activities. Effective liquidity management ensures that adequate cash is available to honour all cash outflow obligations while limiting the opportunity cost of holding short-term assets. Maintenance of a prudent liquidity base also provides flexibility to fund loan growth and react to other market opportunities.

Liquidity policies include

- measurement and forecast of cash flows;
- maintenance of a pool of high quality liquid assets;
- a stable base of core deposits from retail and commercial customers;
- limits on single deposits and sources of deposits;
- monitoring of wholesale demand and term deposits;
- diversification of funding sources; and
- an approved contingency plan.

Key features of liquidity management are

- daily monitoring of expected cash inflows and outflows and tracking and forecasting the liquidity position, including the flows from off-balance sheet items, on a forward four-month rolling basis;
- consideration of the term structure of assets and liabilities, with emphasis on deposit maturities, as well as expected loan fundings and other commitments to provide funds when determining required levels of liquidity; and
- separate management of the liquidity position of the Bank and CWT to ensure compliance with related party and other regulatory tests.

The Bank is currently in the process of stress testing liquidity reserve levels using various event scenarios. New testing methodology will enhance CWB's ability to ensure current liquidity management practices are in line with industry standards and within the risk tolerance of the Bank.

Market Risk

Market risk is the impact on earnings resulting from changes in financial market variables such as interest rates and foreign exchange rates. Market risk arises when making loans, taking deposits and making investments. CWB itself does not undertake trading activities and, therefore, does not have risks related to such activities as market making, arbitrage or proprietary trading. CWB's material market risks are confined to interest rates and foreign exchange as discussed below.

Interest Rate Risk

Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. This risk and potential variability in earnings arises primarily when cash flows associated with interest sensitive assets and liabilities have different repricing dates. The differentials, or interest rate gaps, arise as a result of the financial intermediation process and reflect differences in term preferences on the part of borrowers and depositors.

A positive interest rate gap exists when interest sensitive assets exceed interest sensitive liabilities for a specific maturity or repricing period. A positive gap will result in an increase in net interest income when market interest rates rise since assets reprice earlier than liabilities. The opposite impact will occur when market interest rates fall.

CWB's earnings are affected by the monetary policies of the Bank of Canada. Monetary policy decisions have an impact on the level of interest rates, which can have an impact on earnings.

To manage interest rate risk arising as a result of the financial intermediation process, ALCO establishes policy guidelines for interest rate gap positions and meets regularly to monitor the Bank's position and decide future strategy. The objective is to manage the interest rate risk within prudent guidelines. Interest rate risk policies are approved and reviewed at least annually by the Board of Directors, with quarterly reporting provided to the Board as to the gap position.

Exposure to interest rate risk is controlled by managing the size of the static gap positions between interest sensitive assets and interest sensitive liabilities for future periods. Gap analysis is supplemented by computer simulation of the asset liability portfolio structure, duration analysis and dollar estimates of net interest income sensitivity for periods of up to one year. The interest rate gap is measured at least monthly. Note 26 to the consolidated financial statements shows the gap position at October 31, 2007 for select time intervals.

The gap analysis in Note 26 is a static measurement of interest rate sensitive gaps at a specific time. These gaps can change significantly in a short period of time. The impact of changes in market interest rates on earnings will depend upon the magnitude and rate of change in interest rates as well as the size and maturity structure of the cumulative interest rate gap position and management of those positions over time.

During the year, the one-year and under cumulative gap increased to 4.3% from negative 2.3% and the one-month and under gap increased to 3.6% from negative 1.0%. The Bank's asset/liability position will continue to be managed such that changing interest rates would generally be neutral to net interest income.

Interest sensitive assets matched against interest sensitive liabilities are managed on a relatively risk neutral duration basis. Non-interest rate sensitive assets, liabilities and shareholders' equity are managed at a target duration of between two and three years.

Of the $3,707 million in fixed term deposit liabilities maturing within one year from October 31, 2007, approximately $2,807 million (34% of total deposit liabilities) mature by April 30, 2008. The term in which maturing deposits are retained will have an impact on the future asset liability structure and, hence, interest rate sensitivity. Approximately $345 million of the fixed term deposit liabilities maturing within one month are floating rate redeemable deposits redeemable without penalty at any time.

The estimated sensitivity of net interest income to a change in interest rates is presented in Table 28. The amounts represent the estimated change in net interest income over the time period shown resulting from a one percentage point change in interest rates. If rates increase, the effect would be an increase in net interest income while the opposite would occur if rates decrease. The estimates are based on a number of assumptions and factors, which include

- a constant structure in the asset liability portfolio;
- interest rate changes affect interest sensitive assets and liabilities by the same amount and are applied at the appropriate repricing dates; and
- no early redemptions.

Year-over-year interest sensitivity increased to 2.5% from 0.1% in 2006 as noted in Table 28.

Table 28 – Estimated Sensitivity of Net Interest Income as a Result of a One Percentage Point Change in Interest Rates
($ thousands)

Period	2007	2006
90 days	$ **1,346**	$ 315
1 year	**5,780**	154
1 year percentage change	**2.5%**	0.1%

It is management's intention to continue to manage the asset liability structure and interest rate sensitivity through pricing and product policies to attract appropriate assets and liabilities as well as through the use of interest rate swaps or other appropriate hedging techniques (see discussion under Derivative Financial Instruments on page 44). Assets and liabilities having a term to maturity in excess of five years are subject to specific review and control and, with the exception of subordinated debentures and the deposit from CWB Capital Trust, were not material. The subordinated debentures, which are typically redeemed (subject to OSFI approval) after five years, and the deposit from CWB Capital Trust are discussed in Notes 13 and 16 to the consolidated financial statements.

Foreign Exchange Risk

Foreign exchange risk arises when there is a difference between assets and liabilities denominated in a foreign currency. In providing financial services to its customers, the Bank has assets and liabilities denominated in U.S. dollars. At October 31, 2007, assets denominated in U.S. dollars were 1.3% (2006 – 1.4%) of total assets and U.S. dollar liabilities were 1.5% (2006 – 1.3%) of total liabilities. Currencies other than U.S. dollars are not bought or sold other than to meet specific customer needs and, therefore, the Bank has virtually no exposure to currencies other than U.S. dollars.

Policies have been established that include limits on the maximum allowable differences between U.S. dollar assets and liabilities. The difference is measured daily and managed by use of U.S. dollar contracts or other means. Policy respecting foreign exchange exposure is reviewed and approved at least annually by the Board of Directors, and deviations from policy are reported to the Board and ALCO.

Insurance Risk

The Bank is exposed to insurance risk through its wholly owned subsidiary, CDI, which offers home and auto insurance to consumers in BC and Alberta. Accordingly, CDI's operations are subject to the elements of risk associated with these lines of business, which can cause fluctuations and uncertainties in earnings. These elements include cyclical patterns in the industry and unpredictable developments, including weather-related and other natural catastrophes. CDI carries reinsurance coverage as part of its strategy to manage these risks. The industry is also impacted by political, regulatory, legal and economic influences. The insurance business involves various types of insurance related risk; in particular, underwriting risk, pricing risk, claims risk, reinsurance risk and regulatory risk. Policies and procedures have been established to manage insurance related risk, as well as other categories of risk to which CDI is exposed. CDI's Board of Directors, either directly or through a Board committee, is responsible for reviewing and approving key policies and implementing reporting requirements to monitor compliance over significant areas.

Underwriting risk is the risk of financial loss due to inappropriate selection of customers and is reduced through controls built into CDI's rating and underwriting system. These controls include eligibility audits and a review by senior staff of exceptions. Pricing risk is the risk that products may be inappropriately priced due to actual experience not matching the assumptions made at the time pricing is determined. This is mitigated by regular underwriting reviews of product rate adequacy. Regulatory intervention may also impact rate adequacy.

Claims risk includes the risk of financial loss due to adverse deviation in the amount, frequency or timing of claims. Policies and procedures are in place to ensure that trained staff handle claims. However, the process for establishing the provision for unpaid claims may reflect significant judgment and uncertainty, especially with respect to liability claims. Factors such as inflation, claims settlement patterns, legislative activity and litigation trends may impact the actual claims amount as the claims are adjusted over time.

The risk that CDI might be exposed to large claims or to an accumulation of claims resulting from a natural catastrophe, such as a weather-related or seismic event, is mitigated by reinsurance treaties that protect CDI from such risks. Reinsurance risk includes the risk that reinsurance counterparties are not financially strong and that underwriting strategies are inappropriately matched with reinsurance programs. CDI's reinsurance is only purchased from reinsurers meeting a certain minimum security rating. CDI's reinsurance treaties are matched to underwriting strategies through participation of senior underwriting staff in the process. CDI is dependent on the availability and pricing of its external reinsurance arrangements and this availability and global markets may impact pricing. If CDI is unable to renew such arrangements at favourable rates and to adequate limits, then CDI may need to modify its underwriting practices or commitments.

In addition, as the insurance business is heavily regulated, CDI is exposed to regulatory risk. This is evidenced by the provincial government mandated reforms to auto insurance in Alberta. This risk is countered mainly by monitoring current developments and by actively participating in relevant bodies and associations in order to contribute CDI's perspective.

Operational Risk

Operational risk is inherent in all business activities, including banking, trust and insurance operations. It is the potential for loss as a result of external events, human error or inadequacy or failure of processes, procedures or controls. Its impact can be financial loss, loss of reputation, loss of competitive position or regulatory penalties. CWB is exposed to operational risk from internal business activities, external threats and activities that are outsourced. While operational risk cannot be completely eliminated, proactive operational management is a key strategy to mitigate this risk. The financial measure of operational risk is actual losses incurred. No material losses occurred in 2007 or 2006.

Basel II requirements (see further discussion in Capital Management section beginning on page 41 of this MD&A) introduces new capital requirements related to operational risk in the banking and trust operating segment. CWB continues to work closely with OSFI to ensure our approach to operational risk management and Basel II compliance is clearly understood and consistent with regulatory expectations.

Strategies to minimize and manage operational risk include

- a knowledgeable and experienced management team that is committed to the risk management policies and to promoting an ethical culture;
- established whistleblower process and an employee code of conduct;
- the adoption of the COSO for Smaller Business framework for internal control assessment;
- regular meetings of the Operations Committee, a management committee made up of supervisory and management personnel from all banking operational areas and chaired by a member of senior management, which is responsible for the development and recommendation of policies and procedures regarding day-to-day, routine banking operations;
- regular meetings of ALCO, CDI's Operational Risk Committee and the risk committees of CWT and Valiant;
- communication of the importance of effective risk management to all levels of staff through training and policy implementation;
- a group-wide Operational Risk Framework that encompasses a common language of risk coupled with enterprise-wide programs and methodologies for identification, measurement, control, and management of operational risk;
- regular inspections for compliance and the effectiveness of procedural controls by a strong, independent internal audit team;
- centralized reporting of operating losses for risk assessment;

- implementation of policies and procedural controls appropriate to address identified risks and which include segregation of duties and built-in checks and balances;
- use of technology via automated systems with built-in controls;
- continual review and upgrade of systems and procedures; and
- updated and tested procedures and contingency plans for disaster recovery and business continuity.

In addition, the external auditors provide management and the Audit Committee with any recommendations for improvements to internal controls or procedures identified during their annual examination of the consolidated financial statements. CWB also maintains appropriate insurance coverage through a financial institution bond policy.

General Business and Economic Conditions
CWB primarily operates in Western Canada. As a result, its earnings are impacted by the general business and economic conditions of the four western provinces. The conditions include short-term and long-term interest rates, resource commodity prices, inflation, exchange rates, consumer, business and government spending, fluctuations in debt and capital markets, as well as the strength of the economies in which CWB and its customers operate.

Level of Competition
CWB's performance is impacted by the level of competition in the markets in which it operates. Each of CWB's businesses operate in highly competitive markets. Customer retention may be influenced by many factors, including relative service levels, the prices and attributes of products and services, changes in products and services, and actions taken by competitors.

Regulatory Risk
The businesses operated by CWB and its subsidiaries are highly regulated through laws and regulations that have been put in place by various federal and provincial governments and regulators. Changes to laws and regulations, including changes in their interpretation or implementation, could affect CWB by limiting the products or services it may provide and increasing the ability of competitors to compete with its products and services. Also, CWB's failure to comply with applicable laws and regulations could result in sanctions and financial penalties that could adversely impact its earnings and damage its reputation. CWB takes what it believes to be reasonable and prudent measures designed to ensure compliance with governing laws and regulations, including its legislative compliance framework. However, there is no guarantee that it will always be in compliance or deemed to be in compliance.

Litigation Risk
It is possible that litigation and, in particular, class action litigation may increase in Canada as a result of changes in Canadian securities laws. Litigation risk is also inherent in each of the business lines of the Bank, including trust services where CWT and Valiant act as trustee. Litigation risk cannot be eliminated, even if there is no legal cause of action. To mitigate litigation risk, the Bank and its subsidiaries continuously monitor and review their processes and procedures.

Accuracy and Completeness of Information on Customers and Counterparties
CWB depends on the accuracy and completeness of information about customers and counterparties. In deciding whether to extend credit or enter into other transactions with customers and counterparties, CWB may rely on information furnished by them, including financial statements, appraisals and other financial information. CWB may also rely on the representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on the reports of auditors. CWB's financial condition and earnings could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP, that are materially misleading, or that do not fairly present, in all material respects, the financial condition and results of operations of the customers and counterparties.

Ability to Attract and Retain Key Personnel
CWB's future performance depends to a large extent on its ability to attract and retain key employees. There is intense competition for the best people in the strong western Canadian markets as well as in the financial services sector. Although human resources risk is actively managed, there is no assurance that CWB will be able to continue to attract and retain key personnel.

Ability to Execute Growth Initiatives
As part of its long-term corporate strategy, CWB intends to continue growing its business through a combination of organic growth and strategic acquisitions. The ability to successfully grow its business will be dependent on a number of factors, including identification of accretive new business or acquisition opportunities, negotiation of purchase agreements on satisfactory terms and prices, approval of acquisitions by regulatory authorities, securing satisfactory regulatory capital and financing arrangements and integration of newly acquired operations into the existing business. All of these activities may be more difficult to implement or may take longer to execute than management anticipates. Further, any significant expansion of the business may increase the operating complexity and divert management's attention away from established or ongoing business activities. Any failure to manage acquisition strategies successfully could have a material adverse impact on CWB's business, financial condition and results of operations.

Information Systems and Technology
CWB and its subsidiaries' businesses are highly dependent upon information technology systems. Third parties provide key components of infrastructure, such as Internet connections and access to external networks. Disruptions in the Bank's information technology systems, whether through internal or external factors, as well as disruptions in Internet, network access or other voice or data communication services provided by these third parties could adversely affect CWB's ability to deliver products and services to customers and otherwise conduct business.

Reputation Risk

Reputation risk is the risk to earnings and capital from negative public opinion. Negative public opinion can result from actual or alleged conduct in any number of activities, but often involves questions about business ethics and integrity, competence, corporate governance practices, quality and accuracy of financial reporting disclosures, or quality of products and service. Negative public opinion could adversely affect the ability to keep and attract customers and could expose CWB to litigation or regulatory action.

Other Factors

CWB cautions that the above discussion of risk factors is not exhaustive. Other factors beyond CWB's control that may affect future results include changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and the anticipation of and success in managing the associated risks.

UPDATED SHARE INFORMATION

As at November 30, 2007, the Bank had 62,901,187 common shares outstanding. In addition, employee stock options have been issued which are, or will be, exercisable for up to 4,833,277 common shares (5,111,359 authorized) for maximum proceeds of $82.8 million.

On December 5, 2007, a quarterly cash dividend of $0.10 per share was declared payable on January 3, 2008 to shareholders of record on December 20, 2007.

CONTROLS AND PROCEDURES

As of October 31, 2007, an evaluation was carried out of the effectiveness of the Bank's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will certify that the design and operating effectiveness of those disclosure controls and procedures were effective.

Also at October 31, 2007, an evaluation was carried out of the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with GAAP. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will certify that the design of internal controls over financial reporting was effective.

These evaluations were conducted in accordance with the standards of COSO for Smaller Business, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. A Disclosure Committee, comprised of members of senior management, assists the Chief Executive Officer and Chief Financial Officer in their responsibilities.

There were no changes in the design of the Bank's internal controls over financial reporting that occurred during the year ended October 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

This Management's Discussion and Analysis is dated as of December 6, 2007.

FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Canadian Western Bank and related financial information presented in this annual report have been prepared by management, who are responsible for the integrity and fair presentation of the information presented, which includes the consolidated financial statements, Management's Discussion and Analysis (MD&A) and other information. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles, including the requirements of the Bank Act and related rules and regulations issued by the Office of the Superintendent of Financial Institutions Canada. The MD&A has been prepared in accordance with the requirements of securities regulators, including National Instrument 51-102 of the Canadian Securities Administrators (CSA).

The consolidated financial statements, MD&A and related financial information reflect amounts which must, of necessity, be based on informed estimates and judgments of management with appropriate consideration to materiality. The financial information presented elsewhere in this annual report is fairly presented and consistent with that in the consolidated financial statements.

Management has designed the accounting system and related internal controls, and supporting procedures are maintained to provide reasonable assurance that financial records are complete and accurate, assets are safeguarded and the Bank is in compliance with all regulatory requirements. These supporting procedures include the careful selection and training of qualified staff, defined division of responsibilities and accountability for performance, and the written communication of policies and guidelines of business conduct and risk management throughout the Bank.

We, as the Bank's Chief Executive Officer and Chief Financial Officer, will certify Canadian Western Bank's annual filings with the CSA as required by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings).

The system of internal controls is also supported by the internal audit department, which carries out periodic inspections of all aspects of the Bank's operations. The Chief Internal Auditor has full and free access to the Audit Committee and to the external auditors.

The Audit Committee, appointed by the Board of Directors, is comprised entirely of independent directors who are not officers or employees of the Bank. The Committee is responsible for reviewing the financial statements and annual report, including management's discussion and analysis of operations and financial condition, and recommending them to the Board of Directors for approval. Other key responsibilities of the Audit Committee include meeting with management, the Chief Internal Auditor and the external auditors to discuss the effectiveness of certain internal controls over the financial reporting process and the planning and results of the external audit. The Committee also meets regularly with the Chief Internal Auditor and the external auditors without management present.

The Conduct Review Committee, appointed by the Board of Directors, is composed of directors who are not officers or employees of the Bank. Their responsibilities include reviewing related party transactions and reporting to the Board of Directors those transactions which may have a material impact on the Bank.

The Office of the Superintendent of Financial Institutions Canada, at least once a year, makes such examination and inquiry into the affairs of the Bank and its federally regulated subsidiaries as is deemed necessary or expedient to satisfy that the provisions of the revelant Acts, having reference to the safety of the depositors and policyholders, are being duly observed and that the Bank is in a sound financial condition.

Deloitte & Touche LLP, the independent auditors appointed by the shareholders of the Bank, have performed an audit of the consolidated financial statements and their report follows. The external auditors have full and free access to, and meet periodically with, the Audit Committee to discuss their audit and matters arising therefrom.

Larry M. Pollock
President and Chief Executive Officer

Tracey C. Ball, FCA
Executive Vice President and Chief Financial Officer

November 30, 2007

AUDITORS' REPORT

TO THE SHAREHOLDERS OF CANADIAN WESTERN BANK

We have audited the Consolidated Balance Sheets of Canadian Western Bank as at October 31, 2007 and 2006 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders' Equity and Cash Flow for the years then ended. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Bank as at October 31, 2007 and 2006 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Edmonton, Alberta
November 30, 2007

CONSOLIDATED BALANCE SHEETS

As at October 31
($ thousands)

		2007	2006
ASSETS			
Cash Resources			
Cash and non-interest bearing deposits with financial insititutions		$ 6,446	$ 86,904
Deposits with regulated financial institutions	(Note 3)	405,122	350,601
Cheques and other items in transit		1,122	789
		412,690	438,294
Securities	(Note 4)		
Issued or guaranteed by Canada		630,396	334,379
Issued or guaranteed by a province or municipality		251,418	168,839
Other securities		459,812	382,475
		1,341,626	885,693
Securities Purchased Under Resale Agreements		206,925	9,000
Loans	(Note 5)		
Residential mortgages		1,780,442	1,314,988
Other loans		5,688,160	4,520,370
		7,468,602	5,835,358
Allowance for credit losses	(Note 6)	(63,022)	(53,521)
		7,405,580	5,781,837
Other			
Land, buildings and equipment	(Note 7)	25,736	24,198
Goodwill	(Note 8)	6,933	6,933
Intangible assets	(Note 8)	2,681	3,224
Insurance related	(Note 9)	51,744	57,136
Derivative related	(Note 10)	1,496	-
Other assets	(Note 11)	69,629	62,045
		158,219	153,536
Total Assets		$ 9,525,040	$ 7,268,360
LIABILITIES AND SHAREHOLDERS' EQUITY			
Deposits	(Note 12)		
Payable on demand		$ 376,488	$ 391,252
Payable after notice		1,843,799	1,262,270
Payable on a fixed date		5,931,631	4,538,485
Deposit from Canadian Western Bank Capital Trust	(Note 13)	105,000	105,000
		8,256,918	6,297,007
Other			
Cheques and other items in transit		22,177	27,474
Insurance related	(Note 14)	124,480	120,936
Derivative related	(Note 10)	1,307	-
Other liabilities	(Note 15)	134,665	105,287
		282,629	253,697
Subordinated Debentures			
Conventional	(Note 16)	390,000	198,126
Shareholders' Equity			
Retained earnings		372,739	297,841
Accumulated other comprehensive income (loss)		(5,931)	-
Capital stock	(Note 17)	219,004	215,349
Contributed surplus		9,681	6,340
		595,493	519,530
Total Liabilities and Shareholders' Equity		$ 9,525,040	$ 7,268,360
Contingent Liabilities and Commitments	(Note 19)		

Jack C. Donald
Chairman

Larry M. Pollock
President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF INCOME

For the year ended October 31
($ thousands, except per share amounts)

		2007	2006
Interest Income			
Loans		$ 439,668	$ 327,588
Securities		45,590	30,701
Deposits with regulated financial institutions		13,677	11,214
		498,935	369,503
Interest Expense			
Deposits		275,840	193,647
Subordinated debentures		17,846	11,250
		293,686	204,897
Net Interest Income		205,249	164,606
Provision for Credit Losses	(Note 6)	10,200	10,200
Net Interest Income after Provision for Credit Losses		195,049	154,406
Other Income			
Credit related		22,426	18,846
Insurance, net	(Note 20)	15,263	15,204
Trust services		14,943	10,809
Retail services		7,290	6,337
Foreign exchange gains		2,159	1,520
Gains on sale of securities		438	142
Other		302	228
		62,821	53,086
Net Interest and Other Income		257,870	207,492
Non-interest Expenses			
Salaries and employee benefits		76,506	64,759
Premises and equipment		20,239	17,248
Other expenses		22,780	18,163
Provincial capital taxes		2,409	1,879
		121,934	102,049
Net Income before Provision for Income Taxes		135,936	105,443
Provision for Income Taxes	(Note 22)	39,654	33,436
Net Income		$ 96,282	$ 72,007
Earnings Per Common Share[1]	(Note 23)		
Basic		$ 1.54	$ 1.17
Diluted		1.50	1.13

[1] A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during the first quarter of 2007. All prior period common share and per common share information have been restated to reflect this effective split.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended October 31
($ thousands)

		2007	2006
Retained Earnings			
Balance at beginning of year		$ 297,841	$ 241,221
Cumulative effect of adopting new accounting policy	(Note 2)	(166)	-
Net income		96,282	72,007
Dividends		(21,218)	(15,387)
Balance at end of year		372,739	297,841
Accumulated Other Comprehensive Income (Loss)			
Balance at beginning of year		-	-
Cumulative effect of adopting new accounting policy	(Note 2)	(1,494)	-
Other comprehensive income (loss)		(4,437)	-
Balance at end of period		(5,931)	-
Total retained earnings and accumulated other comprehensive income		366,808	297,841
Capital Stock	(Note 17)		
Balance at beginning of year		215,349	213,098
Issued on exercise of employee stock options		2,464	1,669
Transferred from contributed surplus on the exercise or exchange of options		1,191	582
Balance at end of year		219,004	215,349
Contributed Surplus			
Balance at beginning of year		6,340	3,671
Amortization of fair value of employee stock options	(Note 18)	4,532	3,251
Transferred to capital stock on the exercise or exchange of options		(1,191)	(582)
Balance at end of year		9,681	6,340
Total Shareholders' Equity		$ 595,493	$ 519,530

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended October 31
($ thousands)

		2007
Net Income		$ 96,282
Other Comprehensive Income (Loss)	(Note 2)	
Available-for-sale securities		
Losses from change in fair value, net of tax of $2,720		(5,544)
Reclassification to other income, net of tax of $144		(295)
		(5,839)
Derivatives designated as cash flow hedges		
Losses from change in fair value, net of tax of $197		(403)
Reclassification to net interest income, net of tax of $882		1,805
		1,402
		(4,437)
Comprehensive Income for the Year		$ 91,845

CONSOLIDATED STATEMENTS OF CASH FLOW

For the year ended October 31
($ thousands)

		2007		2006
Cash Flows from Operating Activities				
Net income	$	96,282	$	72,007
Adjustments to determine net cash flows:				
Provision for credit losses		10,200		10,200
Depreciation and amortization		6,017		5,248
Future income taxes, net		1,387		(3,094)
Gain on sale of securities, net		(438)		(142)
Accrued interest receivable and payable, net		13,287		14,869
Current income taxes payable, net		(1,777)		(5,624)
Amortization of fair value of employee stock options		4,532		3,251
Other items, net		13,183		22,457
		142,673		119,172
Cash Flows from Financing Activities				
Deposits, net		1,965,953		1,278,700
Deposit from Canadian Western Bank Capital Trust		–		105,000
Debenture issued (Note 16)		195,000		70,000
Debenture redeemed (Note 16)		(3,126)		–
Common shares issued (Note 17)		2,464		1,669
Dividends		(21,218)		(15,387)
		2,139,073		1,439,982
Cash Flows from Investing Activities				
Interest bearing deposits with regulated financial institutions, net		(55,550)		(138,027)
Securities, purchased		(2,860,204)		(2,107,552)
Securities, sales proceeds		960,350		776,244
Securities, matured		1,437,710		1,149,972
Securities purchased under resale agreements, net		(197,925)		27,940
Loans, net		(1,633,943)		(1,201,774)
Land, buildings and equipment		(7,012)		(9,328)
		(2,356,574)		(1,502,525)
Change in Cash and Cash Equivalents		(74,828)		56,629
Cash and Cash Equivalents at Beginning of Year		60,219		3,590
Cash and Cash Equivalents at End of Year*	$	(14,609)	$	60,219
***Represented by:**				
Cash and non-interest bearing deposits with financial institutions	$	6,446	$	86,904
Cheques and other items in transit (included in Cash Resources)		1,122		789
Cheques and other items in transit (included in Other Liabilities)		(22,177)		(27,474)
Cash and Cash Equivalents at End of Year	$	(14,609)	$	60,219
Supplemental Disclosure of Cash Flow Information				
Amount of interest paid in the year	$	267,963	$	182,971
Amount of income taxes paid in the year		40,044		42,154

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2007
($ thousands, except per share amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements of Canadian Western Bank (CWB or the Bank) have been prepared in accordance with subsection 308 (4) of the Bank Act, which states that, except as otherwise specified by the Office of the Superintendent of Financial Institutions Canada (OSFI), the financial statements are to be prepared in accordance with Canadian generally accepted accounting principles (GAAP). The significant accounting policies used in the preparation of these financial statements, including the accounting requirements of OSFI, are summarized below. These accounting policies conform, in all material respects, to Canadian GAAP.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the year. Key areas of estimation where management has made subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, fair value of financial instruments, goodwill and intangible assets, provision for unpaid claims and adjustment expenses, future income tax asset and liability, other than temporary impairment of securities and fair value of employee stock options. Therefore, actual results could differ from these estimates.

a) Basis of Consolidation

The consolidated financial statements include the assets, liabilities and results of operations of the Bank and all of its subsidiaries, after the elimination of intercompany transactions and balances. Subsidiaries are defined as corporations whose operations are controlled by the Bank and are corporations in which the Bank is the beneficial owner. See Note 30 for details of the subsidiaries.

b) Business Combinations, Goodwill and Other Intangible Assets

Business acquisitions are accounted for using the purchase method. Goodwill is the excess of the purchase price paid for the acquisition of a subsidiary over the fair value of the net assets acquired, including identifiable intangible assets. Goodwill and other intangibles with an indefinite life are not amortized, but are subject to a fair value impairment test at least annually. Other intangibles with a finite life are amortized to the statement of income over their expected lives not exceeding 10 years. These intangible assets are tested for impairment whenever circumstances indicate that the carrying amount may not be recoverable. Any impairment of goodwill or other intangible assets will be charged to the consolidated statement of income in the period of impairment.

c) Consolidation of Variable Interest Entities (VIEs)

Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG-15) provides a framework for identifying VIEs and requires the consolidation of VIEs if the Bank is the primary beneficiary of the VIE. The only special purpose entity in which the Bank participates is Canadian Western Bank Capital Trust (CWB Capital Trust), described in more detail in Note 13. As CWB is not the primary beneficiary of CWB Capital Trust, CWB Capital Trust is not consolidated in these financial statements.

d) Cash Resources

Cash resources have been designated as available-for-sale and are reported on the balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes. In the prior year, cash resources were presented at amortized cost.

e) Securities

Securities have been designated as available-for-sale, are accounted for at settlement date and reported on the balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes. In the prior year, debt securities and preferred shares were stated at amortized cost and other equity securities were stated at cost.

Securities are purchased with the original intention to hold the securities to maturity or until market conditions render alternative investments more attractive. If an impairment in value is other than temporary, any write-down to net realizable value is reported in the consolidated statements of income. Gains and losses realized on disposal of securities and adjustments to record any other than temporary impairment in value are included in other income. Amortization of premiums and discounts are reported in interest income from securities in the consolidated statements of income.

Securities designated as held-for-trading, which are purchased for resale over a short period of time, are carried at fair value. Gains and losses realized on disposal and adjustments to fair value are reported in other income in the consolidated statements of income in the period during which they occur. There were no securities designated as held-for-trading at any time during the year.

f) Securities Purchased Under Resale Agreements and Securities Purchased Under Reverse Resale Agreements

Securities purchased under resale agreements represent a purchase of Government of Canada securities by the Bank effected with a simultaneous agreement to sell them back at a specified price on a future date, which is generally short term. The difference between the cost of the purchase and the predetermined proceeds to be received on a resale agreement is recorded as securities interest income.

Securities purchased under reverse resale agreements represent a sale of Government of Canada securities by the Bank effected with a simultaneous agreement to buy them back at a specified price on a future date, which is generally short term. The difference between the proceeds of the sale and the predetermined cost to be paid on a resale agreement is recorded as deposit interest expense. There were no reverse resale agreements outstanding at year-end.

Securities purchased under resale agreements and securities purchased under reverse resale agreements have been designated as available-for-sale and are reported on the consolidated balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes. In the prior year, securities purchased under resale agreements and securities sold under reverse resale agreements were carried at cost.

Interest earned or paid is recorded in interest income or expense as earned.

g) Loans

Loans are stated net of unearned income, unamortized premiums and an allowance for credit losses (Note 1(h)).

Interest income is recorded using the effective interest method except for loans classified as impaired. Loans are determined to be impaired when payments are contractually past due 90 days, or where the Bank has taken realization proceedings, or where the Bank is of the opinion that the loan should be regarded as impaired. An exception may be made where management determines that the loan is well secured and in the process of collection and the collection efforts are reasonably expected to result in either repayment of the loan or restoring it to a current status within 180 days from the date the payment went in arrears. All loans are classified as impaired when a payment is 180 days in arrears other than loans guaranteed or insured for both principal and interest by the Canadian government, the provinces or a Canadian government agency. These loans are classified as impaired when payment is 365 days in arrears.

Impairment is measured as the difference between the carrying value of the loan at the time it is classified as impaired and the present value of the expected cash flows (estimated realizable amount), using the interest rate inherent in the loan at the date the loan is classified as impaired. When the amounts and timing of future cash flows cannot be reliably estimated, either the fair value of the security underlying the loan, net of any expected realization costs, or the current market price for the loan may be used to measure the estimated realizable amount. At the time a loan is classified as impaired, interest income will cease to be recognized in accordance with the loan agreement, and any uncollected but accrued interest will be added to the carrying value of the loan, together with any unamortized premiums, discounts or loan fees. Subsequent payments received on an impaired loan are recorded as a reduction of the recorded investment in the loan. Impaired loans are returned to performing status when the timely collection of both principal and interest is reasonably assured and all delinquent principal and interest payments are brought current and all charges for loan impairment have been reversed.

Loan fees, net of directly related costs, are amortized to interest income over the expected term of the loan. Premiums paid on the acquisition of loan portfolios are amortized to interest income over the expected term of the loans.

h) Allowance for Credit Losses

An allowance for credit losses is maintained which, in the Bank's opinion, is adequate to absorb credit related losses in its loan portfolio. The adequacy of the allowance for credit losses is reviewed at least quarterly. The allowance for credit losses is deducted from the outstanding loan balance.

The allowance for credit losses consists of specific provisions and the general allowance for credit risk. Specific provisions include all the accumulated provisions for losses on identified impaired loans required to reduce the carrying value of those loans to their estimated realizable amount. The general allowance for credit risk includes provisions for future losses inherent in the portfolio that are not presently identifiable by management of the Bank on an account-by-account basis. The general allowance for credit risk is established by taking into consideration historical trends in the loss experience during economic cycles, the current portfolio profile, estimated losses for the current phase of the economic cycle and historical experience in the industry.

Actual write-offs, net of recoveries, are deducted from the allowance for credit losses. The provision for credit losses in the consolidated statements of income is charged with an amount sufficient to keep the balance in the allowance for credit losses adequate to absorb all credit related losses.

i) Land, Buildings and Equipment

Land is carried at cost. Buildings, equipment and furniture, and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated primarily using the straight-line method over the estimated useful life of the asset, as follows: buildings – 20 years, equipment and furniture – three to five years, and leasehold improvements – term of the lease. Gains and losses on disposal are recorded in other income in the year of disposal. Land, building and equipment, if no longer in use or considered impaired, are written down to the fair value.

j) Financing Costs

Financing costs relating to the issuance of debentures and other financial instruments are amortized over the expected life of the related instrument using the effective interest method.

k) Insurance Operations

Premiums Earned and Deferred Policy Acquisition Costs

Insurance premiums are included in other income on a daily pro rata basis over the terms of the underlying insurance policies. Unearned premiums represent the portion of premiums written that relate to the unexpired term of the policies in force and are included in other liabilities.

Policy acquisition costs are those expenses incurred in the acquisition of insurance business. Acquisition costs comprise advertising and marketing expenses, insurance advisor salaries and benefits, premium taxes and other expenses directly attributable to the production of business. Policy acquisition costs related to unearned premiums are only deferred, and included in other assets, to the extent that they are expected to be recovered from unearned premiums and are amortized to income over the periods in which the premiums are earned. If the unearned premiums are not sufficient to pay expected claims and expenses (including policy maintenance expenses and unamortized policy acquisition costs), a premium deficiency is said to exist. Anticipated investment income is considered in determining whether a premium deficiency exists. Premium deficiencies are recognized by writing down the deferred policy acquisition cost asset.

Unpaid Claims and Adjustment Expenses

The provision for unpaid claims represents the amounts needed to provide for the estimated ultimate expected cost of settling claims related to insured events (both reported and unreported) that have occurred on or before each balance sheet date. The provision for adjustment expenses represents the estimated ultimate expected costs of investigating, resolving and processing these claims. These provisions are included in other liabilities and their computation takes into account the time value of money using discount rates based on projected investment income from the assets supporting the provisions.

All provisions are periodically reviewed and evaluated in light of emerging claims experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as incurred claims in the current period.

Reinsurance Ceded

Earned premiums and claims expenses are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims and adjustment expenses are recorded in other assets and are estimated in a manner consistent with the liabilities associated with the reinsured policies.

l) Income Taxes

The Bank follows the asset and liability method of accounting for income taxes whereby current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities represent the cumulative amount of tax applicable to temporary differences between the carrying amount of the assets and liabilities, and their values for tax purposes. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in future income taxes related to a change in tax rates are recognized in income in the period of the tax rate change. All future income tax assets are expected to be realized in the normal course of operations.

m) Share Incentive Plan

The fair value based method has been adopted to account for stock options granted to employees on or after November 1, 2002. The estimated fair value is recognized over the applicable vesting period as an increase to both salary expense and contributed surplus. In accordance with GAAP, no expense is recognized for options granted prior to November 1, 2002. When options are exercised, the proceeds received and the applicable amount, if any, in contributed surplus are credited to capital stock.

n) Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates prevailing at the balance sheet date. Revenues and expenses in foreign currencies are translated at the average exchange rates prevailing during the year. Realized and unrealized gains and losses on foreign currency positions are included in other income, except for unrealized foreign exchange gains and losses on available-for-sale securities that are included in other comprehensive income.

o) Derivative Financial Instruments

Interest rate, foreign exchange and equity contracts such as futures, options, swaps, floors and rate locks are entered into for risk management purposes in accordance with the Bank's asset liability management policies. It is the Bank's policy not to utilize derivative financial instruments for trading or speculative purposes. Interest rate swaps and floors are primarily used to reduce the impact of fluctuating interest rates. Equity contracts are used to economically offset the return paid to depositors on certain deposit products that are linked to a stock index. Foreign exchange contracts are only used for the purposes of meeting needs of clients or day-to-day business.

The Bank designates certain derivative financial instruments as either a hedge of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), or a hedge of highly probable future cash flows attributable to a recognized asset or liability or a forecasted transaction (cash flow hedges). The Bank has designated all interest rate swaps as cash flow hedges. In the prior year, the Bank designated each interest rate or equity-based derivative financial instrument as a hedge of identified assets and liabilities, firm commitments or forecasted transactions. Under the new accounting requirements for hedges effective November 1, 2006 (refer to Note 2), the Bank's equity contracts no longer qualify for hedge accounting. On an ongoing basis, the Bank assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

Effective November 1, 2006, certain derivatives embedded in other financial instruments, such as the return on fixed term deposits that are linked to a stock index, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the combined contract is not carried at fair value. As permitted by the transition provisions, embedded derivatives identified in contracts entered into after November 1, 2002 have been separated from the host contract and are recorded at fair value.

Interest income received or interest expense paid on derivative financial instruments is accounted for on the accrual basis and recognized as interest income or expense, as appropriate, over the term of the hedge contract. Premiums on purchased contracts are amortized to interest expense over the term of the contract. Accrued interest receivable and payable and deferred gains and losses for these contracts are recorded in other assets or liabilities as appropriate. Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other assets or other liabilities, as appropriate, and amortized into income over the original hedged period. In the event a designated hedged item is terminated or eliminated prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in other income.

Derivative financial instruments are recorded on the balance sheet at fair value as either other assets or other liabilities with changes in fair value related to the effective portion of cash flow interest rate hedges recorded in other comprehensive income, net of income taxes. Changes in fair value related to the ineffective portion of cash flow hedges and all other derivative financial instruments are reported in other income on the consolidated statement of income. In the prior year, the fair value of derivative financial instruments that qualified for hedge accounting were not recorded on the balance sheet.

p) Fair Value of Financial Instruments

The fair value of a financial instrument on initial recognition is the value of the consideration given or received. Subsequent to initial recognition, financial instruments measured at fair value that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For certain securities and derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. The fair value of financial assets recorded on the consolidated balance sheet at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 87% of the portfolio and estimated using a valuation technique based on observable market data for 13% of the portfolio. The fair value of liabilities recorded on the consolidated balance sheet at fair value (derivatives) was determined using a valuation technique based on observable market data.

q) Employee Future Benefits

All employee future benefits are accounted for on an accrual basis. The Bank's contributions to the group retirement savings plan and employee share purchase plan totalled $4,876 (2006 – $4,261).

r) Earnings per Common Share

Basic earnings per common share is calculated based on the average number of common shares outstanding during the year. Diluted earnings per share is calculated based on the treasury stock method, which assumes that any proceeds from the exercise of in-the-money stock options would be used to purchase the Bank's common shares at the average market price during the year.

s) Operating Leases

The total cost related to operating leases, including free rent periods and step-rent increases, are recognized on a straight-line basis over the lease term.

2. CHANGE IN ACCOUNTING POLICIES – FINANCIAL INSTRUMENTS

Effective November 1, 2006, the Bank adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA): *Financial Instruments – Recognition and Measurement, Hedges, Comprehensive Income and Financial Instruments – Disclosure and Presentation.* As a result of adopting these standards, a new category, accumulated other comprehensive income (loss), has been added to shareholders' equity and certain unrealized gains and losses are reported in accumulated other comprehensive income (loss) until realization.

As a result of adopting these new accounting standards, certain financial assets and liabilities are measured at fair value with the remainder recorded at amortized cost. The adjustment of the previous carrying amounts to comply with the new standards has been recognized as an adjustment to accumulated other comprehensive income (loss) or retained earnings at November 1, 2006 and prior period consolidated financial statements have not been restated. The significant components of the Bank's implementation of the standards include

a) Cash resources, securities, securities purchased under resale agreements and securities purchased under reverse resale agreements have been designated as available-for-sale and are reported on the balance sheet at fair value with changes in fair value reported in other comprehensive income, net of income taxes.

b) Derivative financial instruments are recorded on the balance sheet at fair value as either other assets or other liabilities with changes in fair value related to the effective portion of cash flow interest rate hedges recorded in other comprehensive income, net of income taxes. Changes in fair value related to the ineffective portion of cash flow hedges and all other derivative financial instruments are reported in other income on the consolidated statement of income. Specific accounting policies under the new standards relating to equity contracts that no longer qualify for hedge accounting and embedded derivatives are further described in Note 1(o).

c) Loans, deposits and subordinated debentures continue to be recorded at amortized cost using the effective interest method.

Information regarding the calculation of the fair value of financial instruments is further described in Note 1(p).

Transition adjustments recorded at November 1, 2006 include.

	Gross	Income Taxes	Net
Retained Earnings			
Fair value of equity derivative contracts no longer designated as hedges	$ 593	$ (195)	$ 398
Cumulative amortization of loan portfolio premium using the effective interest method	(271)	89	(182)
Fair value of other derivatives not designated as hedges	(563)	185	(378)
Ineffective portion of fair value of cash flow hedges	(6)	2	(4)
	$ (247)	$ 81	$ (166)
Accumulated Other Comprehensive Income (Loss)			
Available-for-sale securities, unrealized gains (losses)	$ (589)	$ 193	$ (396)
Effective portion of fair value of cash flow hedges, unrealized gains (losses)	(1,632)	534	(1,098)
	$ (2,221)	$ 727	$ (1,494)

3. CASH RESOURCES

Included in deposits with regulated financial institutions are available-for-sale financial instruments reported on the consolidated balance sheet at the fair value of $362,849, which is $1,070 lower than the amortized cost. In the prior year, these instruments were reported at amortized cost, which was $293 higher than fair value.

4. SECURITIES

The analysis of securities at carrying value, by type and maturity, is as follows:

	Maturities				2007	2006
	Within 1 Year	Over 1 to 3 Years	Over 3 to 5 Years	Over 5 Years	Total Carrying Value[(1)]	Total Carrying Value
Securities						
Issued or guaranteed by Canada....	$ 518,700	$ 104,608	$ -	$ 7,088	$ 630,396	$ 334,379
Issued or guaranteed by a province or municipality....................	156,283	77,121	10,897	7,117	251,418	168,839
Other debt securities...........................	148,760	48,969	23,450	15,076	236,255	188,044
Equity securities						
Preferred shares................................	41,588	54,239	74,373	51,678	221,878	191,581
Other equity......................................	–	–	–	1,679[(3)]	1,679	2,850
Total[(2)]...	$ 865,331	$ 284,937	$ 108,720	$ 82,638	$ 1,341,626	$ 885,693

(1) As discussed in Note 2, securities are reported on the consolidated balance sheet at fair value. In the prior year, securities were reported at amortized cost.

(2) All securities have been designated as available-for-sale.

(3) Includes securities with no specific maturity.

The analysis of unrealized gains and losses on securities is as follows:

	2007[(1)]				2006			
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities issued or guaranteed by								
Canada	$ 630,270	$ 415	$ 289	$ 630,396	$ 334,379	$ 129	$ 393	$ 334,115
A province or municipality	251,432	260	274	251,418	168,839	209	354	168,694
Other debt securities............	237,958	160	1,863	236,255	188,044	288	969	187,363
Equity securities								
Preferred shares..................	227,331	34	5,487	221,878	191,581	2,107	764	192,924
Other equity........................	2,850	–	1,171	1,679	2,850	–	549	2,301
Total...	$ 1,349,841	$ 869	$ 9,084	$ 1,341,626	$ 885,693	$ 2,733	$ 3,029	$ 885,397

(1) As discussed in Note 2, securities are reported on the consolidated balance sheet at fair value. In the prior year, securities were reported at amortized cost.

The securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes and are typically held until maturity. Fluctuations in value are generally attributed to changes in interest rates and shifts in the interest rate curve. Unrealized losses at year-end are considered to be temporary in nature.

5. LOANS

Outstanding gross loans and impaired loans, net of allowances for credit losses, are as follows:

	2007				2006			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,062,898	$ 2,878	$ 351	$ 2,527	$ 787,628	$ 1,580	$ 314	$ 1,266
Real estate[1]	2,887,822	1,098	896	202	2,179,430	693	693	-
Industrial	1,325,431	11,261	2,550	8,711	1,115,678	3,006	585	2,421
Commercial	2,192,451	5,867	3,617	2,250	1,752,622	5,124	3,892	1,232
Total	$ 7,468,602	$ 21,104	$ 7,414	$ 13,690	$ 5,835,358	$ 10,403	$ 5,484	$ 4,919
General allowance[2]				(55,608)				(48,037)
Net impaired loans after general allowance				$ (41,918)				$ (43,118)

[1] Multi-family residential mortgages are presented as real estate loans in this table.
[2] The general allowance for credit risk is available for the total loan portfolio.
[3] There are no foreclosed real estate assets held for sale.

The gross amount of loans includes other past due loans, which are loans where payment of interest or principal is contractually 90 to 180 days in arrears or government insured loans where payment of interest or principal is contractually not more than 365 days in arrears but are not classified as impaired, because they are well secured and considered fully collectible. There are $1,100 (2006 – $nil) outstanding other past due loans.

During the year, interest recognized as income on impaired loans totalled $414 (2006 – $447).

6. ALLOWANCE FOR CREDIT LOSSES

The following table shows the changes in the allowance for credit losses during the year:

	2007			2006		
	Specific Allowance	General Allowance for Credit Losses	Total	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of year	$ 5,484	$ 48,037	$ 53,521	$ 6,058	$ 36,462	$ 42,520
Provision for credit losses	2,629	7,571	10,200	(1,375)	11,575	10,200
Write-offs	(786)	-	(786)	(1,274)	-	(1,274)
Recoveries	87	-	87	2,075	-	2,075
Balance at end of year	$ 7,414	$ 55,608	$ 63,022	$ 5,484	$ 48,037	$ 53,521

7. LAND, BUILDINGS AND EQUIPMENT

	Cost	Accumulated Depreciation and Amortization	2007 Net Book Value	2006 Net Book Value
Land	$ 2,783	$ -	$ 2,783	$ 2,783
Buildings	4,566	2,897	1,669	1,809
Computer equipment	13,881	9,360	4,521	5,361
Office equipment and furniture	22,907	17,219	5,688	4,092
Leasehold improvements	21,382	10,307	11,075	10,153
Total	$ 65,519	$ 39,783	$ 25,736	$ 24,198

Depreciation and amortization for the year amounted to $5,474 (2006 – $4,706).

8. GOODWILL AND INTANGIBLE ASSETS

	Cost	Accumulated Amortization	2007 Net Book Value	2006 Net Book Value
Goodwill	$ 6,933	$ -	$ 6,933	$ 6,933
Identifiable intangible assets				
Customer relationships	3,950	1,645	2,305	2,775
Trademark	300	-	300	300
Others	330	254	76	149
	4,580	1,899	2,681	3,224
Total	$ 11,513	$ 1,899	$ 9,614	$ 10,157

Amortization of customer relationships and other intangible assets for the year amounted to $543 (2006 – $542). The trademark has an indefinite life and is not subject to amortization. Goodwill includes $3,679 related to the banking and trust segment and $3,254 related to the insurance segment. There were no writedowns of goodwill or intangible assets due to impairment.

9. INSURANCE RELATED OTHER ASSETS

	2007	2006
Instalment premiums receivable	$ 22,803	$ 21,343
Reinsurers' share of unpaid claims and adjustment expenses	10,915	14,906
Deferred policy acquisition costs	8,626	8,110
Recoverable on unpaid claims	7,257	7,163
Due from reinsurers	2,143	730
Reinsurers' share of unearned premiums	-	4,884
Total	$ 51,744	$ 57,136

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Bank enters into derivative financial instruments for risk management purposes. Derivative financial instruments are financial contracts whose value is derived from an underlying interest rate, foreign exchange rate, equity or commodity instrument or index.

Derivative financial instruments primarily used by the Bank include

- interest rate swaps, which are agreements where two counterparties exchange a series of payments based on different interest rates applied to a notional amount;
- equity swap contracts, which are agreements where one counterparty agrees to pay or receive from the other cash flows based on changes in the value of an equity index as well as a designated interest rate applied to a notional amount; and
- foreign exchange forwards and futures, which are contractual obligations to exchange one currency for another at a specified price for settlement at a predetermined future date.

Interest rate swaps and other instruments are used as hedging devices to control interest rate risk. The Bank enters into these interest rate derivative instruments only for its own account and does not act as an intermediary in this market. The credit risk is limited to the amount of any adverse change in interest rates applied on the notional contract amount should the counterparty default. Equity contracts are used to offset the return paid to depositors on certain deposit products where the return is linked to a stock index. The credit risk is limited to the average return on an equity index, applied on the notional contract amount should the counterparty default. The principal amounts are not exchanged and, hence, are not at risk. The Asset Liability Committee (ALCO) of the Bank establishes and monitors approved counterparties (including assessments of credit worthiness) and maximum notional limits. Approved counterparties are limited to rated financial institutions or their associated parent/affiliate with a minimum rating of A high or equivalent.

Foreign exchange transactions are undertaken only for the purposes of meeting the needs of clients and of day-to-day business. Foreign exchange markets are not speculated in by taking a trading position in currencies. Maximum exposure limits are established and monitored by ALCO and are defined by allowable unhedged amounts. The position is managed within the allowable target range by spot and forward transactions or other hedging techniques. Exposure to foreign exchange risk is not material to the Bank's overall financial position.

The following table summarizes the derivative financial instrument portfolio and the related credit risk. Notional amounts represent the amount to which a rate or price is applied in order to calculate the exchange of cash flows. The notional amounts are not recorded on the consolidated balance sheets. They represent the volume of outstanding transactions and do not represent the potential gain or loss associated with the market risk or credit risk of such instruments. The replacement cost represents the cost of replacing, at current market rates, all contracts with a positive fair value. The future credit exposure represents the potential for future changes in value and is based on a formula prescribed by OSFI. The credit risk equivalent is the sum of the future credit exposure and the replacement cost. The risk-weighted balance represents the credit risk equivalent weighted according to the credit worthiness of the counterparty as prescribed by OSFI. Additional discussion of OSFI's capital adequacy requirements is provided on page 41 of Management's Discussion and Analysis.

	2007					2006				
	Notional Amount	Replacement Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-weighted Balance	Notional Amount	Replacement Cost	Future Credit Exposure	Credit Risk Equivalent	Risk-weighted Balance
Interest rate swaps	$ 482,000	$ 946	$ 1,010	$ 1,956	$ 391	$ 618,500	$ 98	$ 1,937	$ 2,035	$ 407
Equity contracts	6,000	515	480	995	199	9,570	593	766	1,359	272
Foreign exchange contracts	3,405	35	34	68	14	19,084	24	191	215	43
Total	$ 491,405	$ 1,496	$ 1,524	$ 3,019	$ 604	$ 647,154	$ 715	$ 2,894	$ 3,609	$ 722

As at October 31, 2007, the fair value of derivative financial instruments are reported on the consolidated balance sheet (see Note 2). Fair values at October 31, 2006 were not reflected on the consolidated balance sheet. The following table shows the derivative financial instruments split between those contracts that have a positive fair value (favourable contracts) and those that have a negative fair value (unfavourable contracts).

	2007				2006[1]			
	Favourable Contracts		Unfavourable Contracts		Favourable Contracts		Unfavourable Contracts	
	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps	$ 273,000	$ 946	$ 209,000	$ (498)	$ 75,000	$ 98	$ 543,500	$ (1,734)
Equity contracts	6,000	515	-	-	9,570	593	-	-
Foreign exchange contracts	2,594	35	811	(63)	18,368	24	716	(7)
Embedded derivatives in equity linked deposits	n/a	-	n/a	(746)	-	-	-	-
Other forecasted transactions	-	-	-	-	-	-	-	-
Total	$ 281,594	$ 1,496	$ 209,811	$ (1,307)	$ 102,938	$ 715	$ 544,216	$ (1,741)

(1) In the prior year, the fair value of the Bank's derivative financial instruments were not reported on the consolidated balance sheet.

The aggregate contractual or notional amount of the derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus, the aggregate fair values of these financial assets and liabilities can fluctuate significantly from time to time. The average fair values of the derivative financial instruments on hand during the year are set out in the following table.

	2007	2006
Favourable derivative financial instruments (assets)	$ 867	$ 1,172
Unfavourable derivative financial instruments (liabilities)	$ 1,124	$ 2,902

The following table summarizes maturities of derivative financial instruments and weighted average interest rates paid and received on contracts.

	2007				2006			
	Maturity				Maturity			
	1 Year or Less		More than 1 Year		1 Year or Less		More than 1 Year	
	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate	Notional Amount	Contractual Interest Rate
Interest Rate Contracts								
Interest rate swaps– receive fixed amounts[1]	$ 394,000	4.82%	$ 88,000	4.83%	$ 504,500	4.33%	$ 114,000	4.33%
Equity Contracts[2]	1,600		4,400		3,570		6,000	
Foreign Exchange Contracts[3]	3,405		-		19,084		-	
Total	$ 399,005		$ 92,400		$ 527,154		$ 120,000	

(1) The Bank pays floating interest amounts based on the one-month (30-day) Canadian Bankers' Acceptance rate. Interest rate swaps mature between January 2008 and March 2012.

(2) The Bank receives amounts based on the specified equity index and pays amounts based on the one-month (30-day) Canadian Bankers' Acceptance rate. Equity contracts mature between February 2008 and March 2011.

(3) The contractual interest rate is not meaningful for foreign exchange contracts. Foreign exchange contracts mature between November 2007 and February 2008.

For the year ended October 31, 2007, a net unrealized after tax gain of $1,402 was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges and $nil was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. A net loss of $2,687 before tax was reclassified to net income. A net loss of $68 before tax recorded in accumulated other comprehensive income (loss) as at October 31, 2007 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

There were no forecasted transactions that failed to occur.

11. OTHER ASSETS

		2007	2006
Accrued interest receivable		$ 39,245	$ 26,809
Future income tax asset	(Note 22)	16,944	15,561
Financing costs[1]		4,667	3,771
Accounts receivable		3,550	5,910
Prepaid expenses		2,589	8,697
Other		2,634	1,297
Total		$ 69,629	$ 62,045

[1] Amortization for the year amounted to $839 (2006 – $428).

12. DEPOSITS

	Individuals	Business and Government	Financial Institutions	2007 Total
Payable on demand	$ 15,873	$ 360,615	$ -	$ 376,488
Payable after notice	788,199	1,055,600	-	1,843,799
Payable on a fixed date	3,909,616	2,012,015	10,000	5,931,631
Deposit from CWB Capital Trust[1]	-	105,000	-	105,000
Total	$ 4,713,688	$ 3,533,230	$ 10,000	$ 8,256,918

	Individuals	Business and Government	Financial Institutions	2006 Total
Payable on demand	$ 13,765	$ 377,487	$ -	$ 391,252
Payable after notice	426,546	835,724	-	1,262,270
Payable on a fixed date	3,138,917	1,381,605	17,963	4,538,485
Deposit from CWB Capital Trust[1]	-	105,000	-	105,000
Total	$ 3,579,228	$ 2,699,816	$ 17,963	$ 6,297,007

[1] The senior deposit note of $105 million from CWB Capital Trust is reflected as a Business and Government deposit payable on a fixed date. This senior deposit note bears interest at an annual rate of 6.199% until December 31, 2016 and, thereafter, at the CDOR 180-day Bankers' Acceptance rate plus 2.55%. This note is redeemable at the Bank's option, in whole or in part, on and after December 31, 2011, or earlier in certain specified circumstances, both subject to the approval of OSFI. Each one thousand dollars of WesTS principal is convertible at any time into 40 non-cumulative redeemable CWB First Preferred Shares Series 1 of the Bank at the option of CWB Capital Trust. CWB Capital Trust will exercise this conversion right in circumstances in which holders of CWB Capital Trust Capital Securities Series 1 (WesTS) exercise their holder exchange rights. See Note 13 for more information on WesTS and CWB Capital Trust.

13. TRUST CAPITAL SECURITIES

In the prior year, the Bank arranged for the issuance of innovative capital instruments, CWB Capital Trust Capital Securities Series 1 (WesTS), through Canadian Western Bank Capital Trust (CWB Capital Trust), a special purpose entity.

CWB Capital Trust, an open-end trust, issued non-voting WesTS and the proceeds were used to purchase a senior deposit note from CWB. CWB Capital Trust is a variable interest entity under Accounting Guideline AcG-15. Although CWB owns the unit holder's equity and voting control of CWB Capital Trust through Special Trust Securities, the Bank is not exposed to the majority of any CWB Capital Trust losses and is, therefore, not the primary beneficiary under AcG-15. Accordingly, CWB does not consolidate CWB Capital Trust and the WesTS issued by CWB Capital Trust are not reported on the consolidated balance sheets, but the senior deposit note is reported in deposits (see Note 12) and interest expense is recognized on the senior deposit note. Holders of WesTS are eligible to receive semi-annual non-cumulative fixed cash distributions.

No cash distributions will be payable by CWB Capital Trust on WesTS if CWB fails to declare regular dividends on its preferred shares or, if no preferred shares are outstanding, on its common shares. In this case, the net distributable funds of CWB Capital Trust will be distributed to the Bank as holder of the residual interest in CWB Capital Trust.

Should CWB Capital Trust fail to pay the semi-annual distributions in full, CWB has contractually agreed not to declare dividends of any kind on any of the preferred or common shares for a specified period of time.

The following information presents the outstanding WesTS:

Issuance date	August 31, 2006
Distribution dates	June 30, December 31
Annual yield	6.199%
Earliest date redeemable at the option of the issuer	December 31, 2011
Earliest date exchangeable at the option of the holder	Anytime
Trust capital securities outstanding	105,000
Principal amount	$105,000

The significant terms and conditions of the WesTS are

1) Subject to the approval of OSFI, CWB Capital Trust may, in whole (but not in part), on the redemption date specified above, and on any distribution date thereafter, redeem the WesTS without the consent of the holders.

2) Subject to the approval of OSFI, upon occurrence of a special event as defined, prior to the redemption date specified above, CWB Capital Trust may redeem all, but not part, of the WesTS without the consent of the holders.

3) The WesTS may be redeemed for cash equivalent to (i) the early redemption price if the redemption occurs prior to December 31, 2016 or (ii) the redemption price if the redemption occurs on or after December 31, 2016. Redemption price refers to an amount equal to one thousand dollars plus the unpaid distributions to the redemption date. Early redemption price refers to an amount equal to the greater of (i) the redemption price and (ii) the price calculated to provide an annual yield, equal to the yield on a Government of Canada bond issued on the redemption date with a maturity date of December 31, 2016, plus 0.50%.

4) Holders of WesTS may, at any time, exchange each one thousand dollars of principal for 40 First Preferred Shares Series 1 of the Bank. CWB's First Preferred Shares Series 1 pay semi-annual non-cumulative cash dividends with an annual yield of 4.00% and will be redeemable at the option of the Bank, with OSFI approval, on or after December 31, 2011, but not at the option of the holders. This exchange right will be effected through the conversion by CWB Capital Trust of the corresponding amount of the deposit note of the Bank. The WesTS exchanged for the Bank's First Preferred Shares Series 1 will be cancelled by CWB Capital Trust.

5) Each WesTS will be exchanged automatically without the consent of the holders for 40 non-cumulative redeemable CWB First Preferred Shares Series 2 upon occurrence of any one of the following events: (i) proceedings are commenced for the winding up of the Bank, (ii) OSFI takes control of the Bank, (iii) the Bank has a Tier 1 capital ratio of less than 5% or Total capital ratio of less than 8%, or (iv) OSFI has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction. Following the occurrence of an automatic exchange, the Bank would hold all of the Special Trust Securities and all of the WesTS, and the primary asset of CWB Capital Trust would continue to be the senior deposit note. The Bank's First Preferred Shares Series 2 pay semi-annual non-cumulative cash dividends with an annual yield of 5.25% and will be redeemable at the option of the Bank, with OSFI approval, on or after December 31, 2011, but not at the option of the holders.

6) For regulatory capital purposes, WesTS are included in Tier 1 capital to a maximum of 15% of net Tier 1 capital with the remainder included in Tier 2 capital. At October 31, 2007, all (2006 - $91,032) of the outstanding WesTS amount was included in Tier 1 capital and the remainder of $nil (2006 - $13,968) was included in Tier 2 capital.

7) The non-cumulative cash distribution on the WesTS will be 6.199% paid semi-annually until December 31, 2016 and, thereafter, at CDOR 180-day Bankers' Acceptance rate plus 2.55%.

14. INSURANCE RELATED OTHER LIABILITIES

	2007	2006
Unpaid claims and adjustment expenses	**$ 68,561**	$ 62,630
Unearned premiums	**54,537**	51,679
Unearned reinsurance commissions	**824**	2,206
Due to insurance companies and policyholders	**558**	4,421
Total	**$ 124,480**	$ 120,936

15. OTHER LIABILITIES

	2007	2006
Accrued interest payable	**$ 97,869**	$ 72,146
Accounts payable	**26,265**	21,313
Taxes payable	**4,455**	6,232
Deferred revenue	**2,570**	1,710
Leasehold inducements	**1,588**	1,968
Future income tax liability (Note 22)	**1,550**	1,686
Other	**368**	232
Total	**$ 134,665**	$ 105,287

16. SUBORDINATED DEBENTURES

Each of the following qualifies as a bank debenture under the Bank Act and is subordinate in right of payment to all deposit liabilities. All redemptions are subject to the approval of OSFI.

Interest Rate	Maturity Date	Earliest Date Redeemable by CWB at Par	2007	2006
5.660%[1]	July 7, 2013	July 8, 2008	**$ 30,000**	$ 30,000
5.960%[1]	October 24, 2013	October 25, 2008	**35,000**	35,000
5.550%[2]	November 19, 2014	November 20, 2009	**60,000**	60,000
5.426%[3]	November 21, 2015	November 22, 2010	**70,000**	70,000
5.070%[4]	March 21, 2017	March 22, 2012	**120,000**	-
5.571%[5]	March 21, 2022	March 22, 2017	**75,000**	-
6.850%[6]	June 30, 2012	June 30, 2007	**-**	3,126
			$ 390,000	$ 198,126

[1] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 175 basis points.

[2] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 160 basis points.

[3] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.

[4] These conventional debentures have a 10-year term with a fixed interest rate for the first five years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 155 basis points. Of the $125,000 debentures issued, $5,000 were acquired by Canadian Direct Insurance Incorporated, a wholly owned subsidiary, and have been eliminated on consolidation.

[5] These conventional debentures have a 15-year term with a fixed interest rate for the first ten years. Thereafter, the interest rate will be reset quarterly at the Canadian dollar CDOR 90-day Bankers' Acceptance rate plus 180 basis points.

[6] This conventional debenture had a 10-year term with a fixed interest rate for the first five years. The debenture was redeemed by the Bank at face value on June 30, 2007.

17. CAPITAL STOCK

Authorized:

An unlimited number of common shares without nominal or par value;

33,964,324 class A shares without nominal or par value; and

25,000,000 first preferred shares without nominal or par value, issuable in series, of which 4,200,000 first preferred shares Series 1 and 4,200,000 first preferred shares Series 2 have been reserved (see Note 13).

Issued and fully paid:

	2007		2006	
	Number of Shares	**Amount**	Number of Shares	Amount
Common shares[1]				
Outstanding at beginning of year	**61,936,260**	**$ 215,349**	61,227,268	$ 213,098
Issued on exercise or exchange of options	**899,929**	**2,464**	708,992	1,669
Transferred from contributed surplus on exercise or exchange of options	**-**	**1,191**	-	582
Outstanding at end of year	**62,836,189**	**$ 219,004**	61,936,260	$ 215,349

[1] A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during 2007. All prior period common share information has been restated to reflect this effective split.

The Bank is prohibited by the Bank Act from declaring any dividends on common shares when the Bank is or would be placed, as a result of the declaration, in contravention of the capital adequacy and liquidity regulations or any regulatory directives issued under the Act. In addition, should CWB Capital Trust fail to pay the semi-annual distributions in full on the CWB Capital Trust Securities Series 1 (see Note 13), the Bank has contractually agreed to not declare dividends on any of its common and preferred shares for a specified period of time. These limitations do not restrict the current level of dividends.

18. SHARE INCENTIVE PLAN

A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during 2007. All prior period common share and per common share information has been restated to reflect this effective split.

The Bank has authorized 5,176,357 common shares (2006 - 5,395,784) for issuance under the share incentive plan. Of the amount authorized, options exercisable into 4,911,277 shares (2006 – 5,030,040) are issued and outstanding. The options generally vest within three years and are exercisable at a fixed price equal to the average of the market price on the day of and the four days preceding the grant date. All options expire within 10 years of date of grant. Outstanding options expire on dates ranging from December 2007 to July 2013.

The details of, and changes, in the issued and outstanding options follow:

Options	2007 Number of Options		2007 Weighted Average Exercise Price	2006 Number of Options		2006 Weighted Average Exercise Price
Balance at beginning of year	**5,030,040**	**$**	**13.07**	4,780,024	$	9.78
Granted	**1,118,000**		**25.49**	1,181,000		21.29
Exercised or exchanged	**(1,122,863)**		**7.61**	(893,984)		6.31
Forfeited	**(113,900)**		**20.98**	(37,000)		13.43
Balance at end of year	**4,911,277**	**$**	**16.96**	5,030,040	$	13.07
Exercisable at end of year	**1,656,077**	**$**	**9.30**	1,336,940	$	7.04

Further details relating to stock options outstanding and exercisable follow:

	Options Outstanding				Options Exercisable		
Range of exercise prices	Number of Options	Average Remaining Contractual Life (years)		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
$4.78 to $8.33	536,327	0.6	$	7.66	536,327	$	7.66
$10.00 to $10.84	1,119,750	1.7		10.08	1,119,750		10.08
$11.18 to $17.58	1,093,100	2.8		15.71	–		–
$19.16 to $21.46	1,066,000	4.1		21.44	–		–
$22.29 to $28.11	1,096,100	4.3		25.44	–		–
Total	4,911,277	2.9	$	16.96	1,656,077	$	9.30

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option, determined at the exercise date, over the exercise price. Of the 1,122,863 (2006 – 893,984) options exercised or exchanged, option holders exchanged the rights to 796,213 (2006 – 630,784) options and received 572,777 (2006 – 445,792) shares in return under the cashless settlement alternative.

Salary expense of $4,532 (2006 – $3,251) was recognized relating to the estimated fair value of options granted since November 1, 2002. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 4.2% (2006 – 4.3%), (ii) expected option life of 4.0 (2006 – 4.5) years, (iii) expected volatility of 19% (2006 – 19%), and (iv) expected dividends of 1.3% (2006 – 1.1%). The weighted average fair value of options granted was estimated at $4.94 (2006 – $4.33) per share.

During the year, $1,191 (2006 – $582) was transferred from contributed surplus to share capital, representing the estimated fair value recognized for 795,863 (2006 – 431,200) options granted after November 1, 2002 and exercised during the year.

19. CONTINGENT LIABILITIES

a) Credit Instruments

In the normal course of business, the Bank enters into various commitments and has contingent liabilities which are not reflected in the consolidated balance sheets. These items are reported below and are expressed in terms of the contractual amount of the related commitment.

	2007	2006
Credit Instruments		
Guarantees and standby letters of credit	**$ 202,194**	$ 147,339
Commitments to extend credit	**2,367,215**	1,954,200
Total	**$ 2,569,409**	$ 2,101,539

Guarantees and standby letters of credit represent the Bank's obligation to make payments to third parties when a customer is unable to make required payments or meet other contractual obligations. These instruments carry the same credit risk, recourse and collateral security requirements as loans extended to customers and generally have a term that does not exceed one year. Losses, if any, resulting from these transactions are not expected to be material.

Commitments to extend credit to customers also arise in the normal course of business and include undrawn availability under lines of credit and commercial operating loans of $800,301 (2006 – $782,848) and recently authorized but unfunded loan commitments of $1,566,915 (2006 – $1,171,352). In the majority of instances, availability of undrawn commercial commitments is subject to the borrower meeting specified financial tests or other covenants regarding completion or satisfaction of certain conditions precedent. It is also usual practice to include the right to review and withhold funding in the event of a material adverse change in the financial condition of the borrower. From a liquidity perspective, undrawn credit authorizations will be funded over time with draws in many cases extending over a period of months. In some instances, authorizations are never advanced or may be reduced because of changing requirements. Revolving credit authorizations are subject to repayment which, on a pooled basis, also decreases liquidity risk.

b) Lease Commitments

The Bank has obligations under long-term non-cancellable operating leases for the rental of premises. Minimum future lease commitments for each of the five succeeding years and thereafter are as follows:

2008	$ 6,883
2009	7,102
2010	6,890
2011	6,659
2012	6,386
2013 and thereafter	32,723
Total	$ 66,643

c) Guarantees

A guarantee is defined as a contract that contingently requires the guarantor to make payments to a third party based on i) changes in an underlying economic characteristic that is related to an asset, liability or equity security of the guaranteed party, ii) failure of another party to perform under an obligating agreement, or iii) failure of another third party to pay indebtedness when due.

Significant guarantees provided to third parties include guarantees and standby letters of credit as discussed above.

In the ordinary course of business, the Bank enters into contractual arrangements under which the Bank may agree to indemnify the other party. Under these agreements, the Bank may be required to compensate counterparties for costs incurred as a result of various contingencies, such as changes in laws and regulations and litigation claims. A maximum potential liability cannot be identified as the terms of these arrangements vary and generally no predetermined amounts or limits are identified. The likelihood of occurrence of contingent events that would trigger payment under these arrangements is either remote or difficult to predict and, in the past, payments under these arrangements have been insignificant.

The Bank issues personal and business credit cards through an agreement with a third party card issuer. The Bank has indemnified the card issuer from loss if there is a default on the issuer's collection of the business credit card balances. The Bank has provided no indemnification relating to the personal or reward credit card balances. The issuance of business credit cards and establishment of business credit card limits are approved by the Bank and subject to the same credit assessment, approval and monitoring as the extension of direct loans. At year-end, the total approved business credit card limit was $9,728 (2006 – $8,291) and the balance outstanding was $2,238 (2006 – $1,883).

No amounts are reflected in the consolidated financial statements related to these guarantees and indemnifications.

d) Legal Proceedings

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

20. INSURANCE OPERATIONS

a) Insurance Income

Insurance income reported in other income on the consolidated statements of income is presented net of claims, adjustment expenses and policy acquisition costs.

	2007	2006
Net earned premiums	$ 94,914	$ 81,674
Commissions and processing fees	2,751	4,826
Net claims and adjustment expenses	(62,391)	(52,962)
Policy acquisition costs	(20,011)	(18,334)
Insurance revenues, net	$ 15,263	$ 15,204

b) Unpaid Claims and Adjustment Expenses

(i) Nature of Unpaid Claims

The establishment of the provision for unpaid claims and adjustment expenses and the related reinsurers' share is based on known facts and interpretation of circumstances and is, therefore, a complex and dynamic process influenced by a large variety of factors. These factors include experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity, and claims frequency patterns.

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the claims department personnel and independent adjusters retained to handle individual claims, quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, effect of inflationary trends on future claims settlement costs, investment rates of return, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination since, the longer the span between the incidence of a loss and the payment or settlement of the claim, the more variable the ultimate settlement amount can be. Accordingly, short-tailed claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as liability claims.

Consequently, the establishment of the provision for unpaid claims and adjustment expenses relies on the judgment and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provisions necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

ii) Provision for Unpaid Claims and Adjustment Expenses

An annual evaluation of the adequacy of unpaid claims is completed at the end of each financial year. This evaluation includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was originally established. The results of this comparison and the changes in the provision for unpaid claims and adjustment expenses follow:

	2007	2006
Unpaid claims and adjustment expenses, net, beginning of year	$ **40,561**	$ 30,297
Claims incurred		
In the current year	**62,406**	53,400
In prior periods	**(15)**	(438)
Claims paid during the year	**(52,563)**	(42,698)
Unpaid claims and adjustment expenses, net, end of year	**50,389**	40,561
Reinsurers' share of unpaid claims and adjustment expenses	**10,915**	14,906
Recoverable on unpaid claims	**7,257**	7,163
Unpaid claims and adjustment expenses, net, end of year	$ **68,561**	$ 62,630

The provision for unpaid claims and adjustment expenses and related reinsurance recoveries are discounted using rates based on the projected investment income from the assets supporting the provisions, and reflecting the estimated timing of payments and recoveries. The investment rate of return used for all cash flow periods and all lines of business was 4.3% (2006 – 4.1%). However, that rate was reduced by a 1% (2006 – 1%) provision for adverse deviation in discounting the provision for unpaid claims and adjustment expenses and related reinsurance recoveries. The impact of this provision for adverse deviation results in an increase of $821 (2006 – $667) in unpaid claims and adjustment expenses and related reinsurance recoveries.

Policy balances, included in insurance related other assets and other liabilities, analyzed by major lines of business are as follows:

	2007		2006	
	Automobile	**Home**	Automobile	Home
Unpaid claims and adjustment expenses	$ **59,379**	$ **9,182**	$ 55,817	$ 6,813
Reinsurers' share of unpaid claims and adjustment expenses	**10,904**	**11**	14,851	55
Unearned premiums	**40,741**	**13,796**	39,227	12,452
Reinsurers' share of unearned premiums	**–**	**–**	3,639	1,245

c) Underwriting Policy and Reinsurance Ceded

Reinsurance contracts with coverage up to maximum policy limits are entered into to protect against losses in excess of certain amounts that may arise from automobile, personal property and liability claims.

Reinsurance with a limit of $180,000 (2006 – $160,000) is obtained to protect against certain catastrophic losses. Retention on catastrophic events and property and liability risks is generally $1,000 (2006 – $1,000). Retentions are further reduced by quota share reinsurance and, for the British Columbia automobile insurance product, by the underlying mandatory coverage provided by the provincially governed Crown corporation. Due to the geographic concentration of the business, management believes earthquakes and windstorms are its most significant exposure to catastrophic losses. Utilizing sophisticated computer modelling techniques developed by independent consultants to quantify the estimated exposure to such losses, management believes there is sufficient catastrophe reinsurance protection.

There was no quota share agreement in effect for the year. The previous quota share agreement, ceding 10% of gross retention, expired October 31, 2006.

At October 31, 2007, $10,915 (2006 – $14,906) of unpaid claims and adjustment expenses were recorded as recoverable from reinsurers. Failure of a reinsurer to honour its obligation could result in losses. The financial condition of reinsurers is regularly evaluated to minimize the exposure to significant losses from reinsurer insolvency.

The amounts shown in other income are net of the following amounts relating to reinsurance ceded to other insurance companies:

	2007	2006
Premiums earned reduced by	**$ 7,057**	$ 14,812
Claims incurred reduced by	**1,466**	8,059

21. DISCLOSURES ON RATE REGULATION

Canadian Direct Insurance Incorporated (Canadian Direct), a wholly owned subsidiary, is licensed under insurance legislation in the provinces in which it conducts business. Automobile insurance is a compulsory product and is subject to different regulations across the provinces in Canada, including those with respect to rate setting. Rate setting mechanisms vary across the provinces, but they generally fall under three categories: use and file, file and use, and file and approve. Under use and file, rates are filed following use. Under file and use, insurers file their rates with the relevant authorities and wait for a prescribed period of time and then implement the proposed rates. Under file and approve, insurers must wait for specific approval of filed rates before they may be used.

The authorities that regulate automobile insurance rates, in the provinces in which Canadian Direct is writing that business, are listed below. Automobile direct written premiums in these provinces totalled $71,700 in 2007 (2006 – $69,200) and represented 100% (2006 – 100%) of direct automobile premiums written.

Province	Rate Filing	Regulatory Authority
Alberta	File and approve or File and use	Alberta Automobile Insurance Rate Board
British Columbia	File and use	British Columbia Utilities Commission

Relevant regulatory authorities may, in some circumstances, require retroactive rate adjustments, which could result in a regulatory asset or liability. At October 31, 2007, there was no regulatory asset or liability.

22. INCOME TAXES

The provision for income taxes consists of the following:

	2007	2006
Current	**$ 38,267**	$ 36,530
Future	**1,387**	(3,094)
Provision for income taxes	**$ 39,654**	$ 33,436

A reconciliation of the statutory tax rates and income tax that would be payable at these rates to the effective income tax rates and provision for income taxes that is reported in the consolidated statements of income follows:

	2007		2006	
Combined Canadian federal and provincial income taxes and statutory tax rate	**$ 44,832**	**33.0%**	$ 35,410	33.6%
Increase (decrease) arising from:				
Tax-exempt income	**(4,124)**	**(3.0)**	(2,427)	(2.3)
Income tax recovery	**(3,495)**	**(2.6)**	(2,000)	(1.9)
Future federal and provincial tax rate reductions[1]	**–**	**–**	1,200	1.1
Stock-based compensation	**1,486**	**1.1**	1,085	1.0
Other	**955**	**0.7**	168	0.2
Provision for income taxes and effective tax rate	**$ 39,654**	**29.2%**	$ 33,436	31.7%

[1] Future federal and provincial tax rate reductions represent the revaluation of future income tax assets to reflect corporate income tax rate reductions enacted for accounting purposes.

Future income tax balances are comprised of the following:

		2007		2006
Net future income tax assets				
Allowance for credit losses	$	**16,235**	$	14,528
Other temporary differences		**709**		1,033
	$	**16,944**	$	15,561
Net future income tax liabilities				
Intangible assets	$	**923**	$	1,110
Allowance for credit losses		**(729)**		(513)
Other temporary differences		**1,356**		1,089
	$	**1,550**	$	1,686

The Bank has approximately $11,140 (2006 – $11,140) of capital losses that are available to apply against future capital gains and have no expiry date. The tax benefit of these losses has not been recognized in the consolidated financial statements.

23. EARNINGS PER COMMON SHARE

The calculation of earnings per common share follows:

		2007		2006
Numerator				
Net income – basic and diluted	$	**96,282**	$	72,007
Denominator				
Weighted average of common shares outstanding – basic		**62,354,101**		61,514,674
Dilutive instruments: Employee stock options[2]		**1,897,449**		2,086,280
Weighted average number of common shares outstanding – diluted		**64,251,550**		63,600,954
Earnings per Common Share				
Basic	$	**1.54**	$	1.17
Diluted		**1.50**		1.13

[1] A stock dividend effecting a two-for-one split of the Bank's common shares was declared and paid during 2007. All prior period common share and per common share information has been restated to reflect this effective split.

[2] At October 31, the denominator excludes 365,000 (2006 – 1,127,000) employee stock options with an average adjusted exercise price of $31.38 (2006 – $25.12) where the exercise price, adjusted for unrecognized stock-based compensation, is greater than the average market price.

24. TRUST ASSETS UNDER ADMINISTRATION

Trust assets under administration of $4,283,900 (2006 – $3,344,414) represent assets held for personal and corporate clients, administered by subsidiaries, and are kept separate from the subsidiaries' own assets. Trust assets under administration are not reflected in the consolidated balance sheets and relate to the banking and trust segment.

25. RELATED PARTY TRANSACTIONS

The Bank makes loans, primarily residential mortgages, to its officers and employees at various preferred rates and terms. The total amount outstanding for these types of loans is $56,045 (2006 – $37,043). The Bank offers deposits, primarily fixed term deposits to its officers, employees and their immediate family at preferred rates. The total amount outstanding for these types of deposits is $102,776 (2006 – $79,513).

26. INTEREST RATE SENSITIVITY

The Bank is exposed to interest rate risk as a result of a difference, or gap, between the maturity or repricing behaviour of interest sensitive assets and liabilities. The interest rate gap is managed by forecasting core balance trends. The repricing profile of these assets and liabilities has been incorporated in the table below showing the gap position at October 31 for select time intervals. Figures in brackets represent an excess of liabilities over assets or a negative gap position.

Asset Liability Gap Positions
($ millions)

October 31, 2007	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-interest Sensitive	Total
Assets								
Cash resources	$ 166	$ 13	$ 139	$ 318	$ 93	$ –	$ 2	$ 413
Securities	325	64	679	1,068	350	127	4	1,549
Loans	3,886	383	746	5,015	2,387	68	(64)	7,406
Other assets	–	–	–	–	–	–	158	158
Derivative financial instruments[1]	–	92	304	396	91	–	–	487
Total	4,377	552	1,868	6,797	2,921	195	100	10,013
Liabilities and Equity								
Deposits	3,524	687	1,580	5,791	2,360	106	–	8,257
Other liabilities	2	5	21	28	28	13	214	283
Debentures	–	–	65	65	250	75	–	390
Shareholders' equity	–	–	–	–	–	–	596	596
Derivative financial instruments[1]	487	–	–	487	–	–	–	487
Total	4,013	692	1,666	6,371	2,638	194	810	10,013
Interest Rate Sensitive Gap	$ 364	$ (140)	$ 202	$ 426	$ 283	$ 1	$ (710)	$ –
Cumulative Gap	$ 364	$ 224	$ 426	$ 426	$ 709	$ 710	$ –	$ –
Cumulative Gap as a Percentage of Total Assets	3.6%	2.2%	4.3%	4.3%	7.1%	7.1%	–	–
October 31, 2006								
Total assets	$ 3,210	$ 391	$ 1,400	$ 5,001	$ 2,495	$ 183	$ 217	$ 7,896
Total liabilities and equity	3,289	609	1,281	5,179	1,889	117	711	7,896
Interest Rate Sensitive Gap	$ (79)	$ (218)	$ 119	$ (178)	$ 606	$ 66	$ (494)	$ –
Cumulative Gap	$ (79)	$ (297)	$ (178)	$ (178)	$ 428	$ 494	$ –	$ –
Cumulative Gap as a Percentage of Total Assets	(1.0)%	(3.8)%	(2.3)%	(2.3)%	5.4%	6.3%	–	–

[1] Derivative financial instruments are included in this table at the notional amount.
[2] Accrued interest is excluded in calculating interest sensitive assets and liabilities.
[3] Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial asset and liability are shown below.

Weighted Average Effective Interest Rates
(%)

October 31, 2007	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
Assets							
Cash resources	4.6%	4.4%	4.4%	4.5%	4.6%	5.5%	4.6%
Securities	4.4	4.3	4.5	4.5	5.0	5.6	4.7
Loans	6.9	5.6	6.2	6.7	6.2	5.9	6.5
Derivative financial instruments	–	4.0	4.5	4.4	4.8	–	4.5
Total	6.6	5.2	5.2	6.1	5.9	5.7	6.0
Liabilities							
Deposits	3.8	4.4	4.2	4.0	4.2	6.4	4.1
Debentures	–	–	5.8	5.8	5.3	5.6	5.4
Derivative financial instruments	4.8	–	–	4.8	–	–	4.8
Total	3.9	4.4	4.3	4.1	4.2	5.6	4.1
Interest Rate Sensitive Gap	2.7%	0.8%	0.9%	2.1%	1.7%	0.1%	1.9%
October 31, 2006							
Total assets	6.6%	4.6%	4.9%	6.0%	5.8%	5.7%	5.9%
Total liabilities	3.6	4.0	3.8	3.7	3.9	5.7	3.8
Interest Rate Sensitive Gap	3.0%	0.6%	1.1%	2.3%	1.9%	0.0%	2.1%

27. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the estimated consideration that would be agreed upon in a current transaction between knowledgeable, willing parties who are under no compulsion to act. The fair value of a financial instrument on initial recognition is normally the transaction price (i.e. the value of the consideration given or received). Subsequent to initial recognition, financial instruments measured at fair value on the consolidated balance sheet that are quoted in active markets are based on bid prices for financial assets and offer prices for financial liabilities. For certain securities and derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

Several of the Bank's significant financial instruments, such as loans and deposits, lack an available trading market as they are not typically exchanged. Therefore, these instruments have been valued assuming they will not be sold, using present value or other suitable techniques and are not necessarily representative of the amounts realizable in an immediate settlement of the instrument.

Changes in interest rates are the main cause of changes in the fair value of the Bank's financial instruments. The carrying value of loans, deposits and subordinated debentures are not adjusted to reflect increases or decreases in fair value due to interest rate changes as the Bank's intention is to realize their value over time by holding them to maturity.

The table below sets out the fair values of financial instruments (including certain derivatives) using the valuation methods and assumptions referred to below the table. The table does not include assets and liabilities that are not considered financial instruments.

	2007			2006		
	Book Value	**Fair Value**	**Fair Value Over(Under) Book Value**	Book Value	Fair Value	Fair Value Over(Under) Book Value
Assets						
Cash resources (Note 3)	**$ 412,690**	**$ 412,690**	**$ -**	$ 438,294	$ 438,001	$ (293)
Securities (Note 4)	**1,341,626**	**1,341,626**	**-**	885,693	885,397	(296)
Securities purchased under resale agreements	**206,925**	**206,925**	**-**	9,000	9,000	-
Loans[1]	**7,406,733**	**7,325,340**	**(81,393)**	5,781,810	5,736,638	(45,172)
Other assets[2]	**77,573**	**77,573**	**-**	63,252	63,252	-
Derivative related	**1,496**	**1,496**	**-**	-	-	-
Liabilities						
Deposits[1]	**8,256,918**	**8,219,463**	**(37,455)**	6,297,007	6,274,816	(22,191)
Other liabilities[3]	**215,798**	**215,798**	**-**	188,216	188,216	-
Subordinated debentures	**390,000**	**386,690**	**(3,310)**	198,126	198,041	(85)
Derivative related	**1,307**	**1,307**	**-**	-	-	-

[1] Loans and deposits exclude deferred premiums and deferred revenue, which are not financial instruments.

[2] Other assets exclude land, buildings and equipment, goodwill and other intangible assets, reinsurers' share of unpaid claims and adjustment expenses, future income tax asset, prepaid and deferred expenses, financing costs and other items that are not financial instruments.

[3] Other liabilities exclude future income tax liability, deferred revenue, unearned insurance premiums and other items that are not financial instruments.

[4] For further information on interest rates associated with financial assets and liabilities, including derivative instruments, refer to Note 26.

The methods and assumptions used to estimate the fair values of financial instruments are as follows:

- cash resources and securities are reported on the consolidated balance sheet at the fair value disclosed in Notes 3 and 4. These values are based on quoted market prices, if available. Where a quoted market price is not readily available, other valuation techniques are based on observable market rates used to estimate fair value;
- loans reflect changes in the general level of interest rates that have occurred since the loans were originated and are net of the allowance for credit losses. For floating rate loans, fair value is assumed to be equal to book value as the interest rates on these loans automatically reprice to market. For all other loans, fair value is estimated by discounting the expected future cash flows of these loans at current market rates for loans with similar terms and risks;
- other assets and other liabilities, with the exception of derivative financial instruments, are assumed to approximate their carrying values due to their short-term nature;
- for derivative financial instruments where an active market does not exist, fair values are determined using valuation techniques that refer to observable market data, including discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.
- deposits with no stated maturity are assumed to be equal to their carrying values. The estimated fair values of fixed rate deposits are determined by discounting the contractual cash flows at current market rates for deposits of similar terms; and
- the fair values of subordinated debentures are determined by reference to current market prices for debt with similar terms and risks.

Fair values are based on management's best estimates based on market conditions and pricing policies at a certain point in time. The estimates are subjective and involve particular assumptions and matters of judgment and, as such, may not be reflective of future fair values.

28. RISK MANAGEMENT

As part of the Bank's risk management practices, the risks that are significant to the business are identified, monitored and controlled. The most significant risks include credit risk, liquidity risk, market risk, insurance risk, operational risk and litigation risk. The nature of these risks and how they are managed is provided in the commentary on pages 51 to 56 of the MD&A.

Information on specific measures of risk, including the allowance for credit losses, derivative financial instruments, interest rate sensitivity, fair value of financial instruments and liability for unpaid claims are included elsewhere in these notes to the consolidated financial statements.

29. SEGMENTED INFORMATION

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region.

The banking and trust segment provides services to personal clients and small-to-medium sized commercial business clients primarily in Western Canada. The insurance segment provides home and automobile insurance to individuals in Alberta and British Columbia.

	Banking and Trust		Insurance		Total	
	2007	2006	**2007**	2006	**2007**	2006
Net interest income (teb)[1]	**$ 205,867**	$ 165,249	**$ 4,792**	$ 3,435	**$ 210,659**	$ 168,684
Less teb adjustment	**5,023**	3,845	**387**	233	**5,410**	4,078
Net interest income per financial statements	**200,844**	161,404	**4,405**	3,202	**205,249**	164,606
Other income[2]	**47,506**	37,791	**15,315**	15,295	**62,821**	53,086
Total revenues	**248,350**	199,195	**19,720**	18,497	**268,070**	217,692
Provision for credit losses	**10,200**	10,200	**–**	–	**10,200**	10,200
Non-interest expenses[3]	**113,456**	93,711	**8,478**	8,338	**121,934**	102,049
Provision for income taxes	**36,185**	30,217	**3,469**	3,219	**39,654**	33,436
Net income	**$ 88,509**	$ 65,067	**$ 7,773**	$ 6,940	**$ 96,282**	$ 72,007
Total average assets ($ millions)[4]	**$ 8,014**	$ 6,287	**$ 164**	$ 147	**$ 8,178**	$ 6,434

[1] Taxable Equivalent Basis (teb) – Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statements of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks.

[2] Other income for the insurance segment is presented net of claims, adjustment costs and policy acquisition costs (see Note 20) and also includes the gain on the sale of securities.

[3] Amortization of intangible assets of $293 (2006 – $292) is included in the banking and trust segment and $250 (2006 – $250) in the insurance segment. Amortization of land, buildings and equipment total $4,365 (2006 – $3,683) for the banking and trust segment and $1,109 (2006 – $1,023) for the insurance segment while additions amounted to $6,010 (2006 – $7,957) for the banking and trust segment and $1,002 (2006 – $1,371) for the insurance segment. Goodwill of $3,679 (2006 – $3,679) is allocated to the banking and trust segment and $3,254 (2006 – $3,254) to the insurance segment.

[4] Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

[5] Transactions between the segments are reported at the exchange amount, which approximates fair market value.

30. SUBSIDIARIES

Canadian Western Bank Subsidiaries[1]
(annexed in accordance with subsection 308 (3) of the Bank Act)
October 31, 2007

	Address of Head Office	Carrying Value of Voting Shares Owned by the Bank[2]
Canadian Western Trust Company	Suite 2300, 10303 Jasper Avenue Edmonton, Alberta	$ 37,960
Canadian Direct Insurance Incorporated	Suite 600, 750 Cambie Street Vancouver, British Columbia	47,698
Valiant Trust Company	Suite 310, 606 4th St. S.W. Calgary, Alberta	12,859
Canadian Western Financial Ltd.	Suite 2300, 10303 Jasper Avenue Edmonton, Alberta	893
Canadian Western Bank Capital Trust[3]	Suite 2300, 10303 Jasper Avenue Edmonton, Alberta	1,000

[1] The Bank owns 100% of the voting shares of each entity.

[2] The carrying value of voting shares is stated at the Bank's equity in the subsidiaries.

[3] In accordance with accounting standards, this entity is not consolidated as the Bank is not the primary beneficiary.

31. FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable.

Capital and Financial Instrument Disclosures

The CICA issued new accounting standards that require the disclosure of both qualitative and quantitative information that enables financial statement users to evaluate the objectives, policies and processes for managing capital as well as enhanced disclosure regarding financial instruments. These new standards are effective for the Bank beginning November 1, 2007.

32. COMPARATIVE FIGURES

The October 31, 2006 balance sheet was adjusted to correct the classification of certain amounts within deposit liabilities. As a result of this correction, deposits payable after notice increased $45,582 and deposits payable on demand decreased $45,582.

Certain other comparative figures have been reclassified to conform to the current period's presentation.

Board of Directors and Senior Officers



Back row: (L – R) Larry Pollock, Arnold Shell, Gerald McGavin, Alan Rowe, Robert Phillips, Robert Manning
Front row: Charles Allard, Albrecht Bellstedt, Jack Donald, Wendy Leaney, Allan Jackson, Howard Pechet

BOARD OF DIRECTORS

Charles R. Allard
President
Rosedale Meadows Development Inc.
Edmonton, Alberta

Albrecht W.A. Bellstedt, Q.C.
President
A.W.A. Bellstedt Professional Corporation
Canmore, Alberta

Jack C. Donald (Chairman)
President and Chief Executive Officer
Parkland Properties Ltd.
Red Deer, Alberta

Allan W. Jackson
President and Chief Executive Officer
ARCI Ltd.
Calgary, Alberta

Wendy A. Leaney
President
Wyoming Associates Ltd.
Toronto, Ontario

Robert A. Manning
President
Cathton Holdings Ltd.
Edmonton, Alberta

Gerald A.B. McGavin, O.B.C.
President
McGavin Properties Ltd.
Vancouver, British Columbia

Howard E. Pechet
President
Mayfield Consulting Inc.
La Jolla, California, USA

Robert L. Phillips
President
R.L. Phillips Investments Inc.
Vancouver, British Columbia

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Edmonton, Alberta

Alan M. Rowe
Partner
Crown Capital Partners Inc.
and Crown Realty Partners
Toronto, Ontario

Arnold J. Shell
President
Arnold J. Shell Consulting Inc.
Calgary, Alberta

DIRECTORS EMERITUS

John Goldberg
Jordan L. Golding
Arthur G. Hiller
Peter M.S. Longcroft
Alma M. McConnell
Dr. Maurice W. Nicholson
Eugene I. Pechet
Dr. Maurice M. Pechet

SENIOR OFFICERS

Executive Officers

Larry M. Pollock
President and
Chief Executive Officer

William J. Addington
Executive Vice President

Tracey C. Ball
Executive Vice President and
Chief Financial Officer

Randy W. Garvey
Executive Vice President,
Corporate Support

Brian J. Young
Executive Vice President

Chris H. Fowler
Senior Vice President,
Credit Risk Management

Jack C. Wright
Senior Vice President

Corporate Office

Lars K. Christensen
Vice President and
Chief Internal Auditor

Richard R. Gilpin
Vice President,
Credit Risk Management

Ricki L. Golick
Treasurer

Carolyn J. Graham
Vice President and
Chief Accountant

Gail L. Harding, Q.C.
Vice President,
General Counsel and
Corporate Secretary

Uve Knaak
Vice President,
Human Resources

Peter K. Morrison
Vice President,
Marketing and Product
Development

David R. Pogue
Vice President,
Corporate Development

Michael Vos
Chief Technology Officer

Commercial and Retail Banking

William A. Book
Vice President
and Regional Manager,
Northern Alberta Region

James O. Burke
Vice President,
Equipment Financing Group

Michael N. Halliwell
Vice President
and Regional Manager,
Prairies

Gregory J. Sprung
Vice President
and Regional Manager,
British Columbia

Canadian Western Trust Company

Adrian M. Baker
Vice President and
Chief Operating Officer
Trust Services

Canadian Direct Insurance Incorporated

Brian J. Young
President and
Chief Executive Officer

Susannah M. Bach
Vice President,
Corporate and Strategic
Operations

Colin G. Brown
Chief Operating Officer

Michael Martino
Chief Financial Officer

Vince M. Muto
Vice President,
Claims

Valiant Trust Company

Matt K. Colpitts
General Manager

Ombudsman

R. Graham Gilbert

Shareholder Information

Canadian Western Bank & Trust

Head Office
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, Alberta T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Regional Office

Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (800) 663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated

Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company

Suite 310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com

Stock Exchange Listing

The Toronto Stock Exchange
Share Symbol: CWB

Transfer Agent and Registrar Mailing Address

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (866) 313-1872
Fax: (403) 233-2857

Corporate Secretary

Gail L. Harding, Q.C.
Vice President,
General Counsel and Corporate Secretary
Canadian Western Bank
Suite 200, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Telephone: (403) 268-7829
Fax: (403) 264-1619

Inquiries From Shareholders

Any notification regarding change of address or change in registration of shares should be directed to the Transfer Agent. Any inquiries other than change of address or change in registration may be directed to the Senior Manager, Investor and Public Relations.

Annual Meeting

The annual meeting of the common shareholders of Canadian Western Bank will be held on March 6, 2008 at the Delta Bessborough Hotel, Saskatoon, Saskatchewan, at 3:00 p.m. Central Time (2:00 p.m. MT).

Investor Relations

For further financial information, contact:
Kirby Hill
Senior Manager, Investor and
Public Relations
Canadian Western Bank
Toll-free: (800) 836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbank.com
or visit our website at www.cwbankgroup.com

Online Investor Information

Additional investor information, including supplemental financial information and a corporate presentation, is available on our website at www.cwbankgroup.com

Complaints or Concerns regarding Accounting, Internal Accounting Controls or Auditing Matters

Please contact either:
Tracey C. Ball
Executive Vice President
and Chief Financial Officer
Canadian Western Bank
Telephone: (780) 423-8855
Fax: (780) 423-8899
E-mail: tracey.ball@cwbank.com
or
Robert A. Manning
Chairman of the Audit Committee
c/o 210 – 5324 Calgary Trail
Edmonton, AB T6H 4J8
Telephone: (780) 438-2626
Fax: (780) 438-2632
E-mail: rmanning@shawbiz.ca

The Management's Discussion and Analysis as well as the Financial Statements of this Annual Report were printed on 100% post-consumer paper, certified Ecologo, Processed Chlorine Free, FSC Recycled and manufactured using biogas energy.

100%

FSC

BIOGAS

Locations

Canadian Western Bank

REGIONAL OFFICES

BRITISH COLUMBIA
22nd Floor, 666 Burrard Street
Vancouver
(604) 669-0081
Greg Sprung

NORTHERN ALBERTA
2300, 10303 Jasper Avenue
Edmonton
(780) 423-8888
Bill Book

PRAIRIES
606 – 4 Street S.W.
Calgary
(403) 262-8700
Michael Halliwell

EQUIPMENT FINANCING
#300, 5222 – 130 Avenue S.E.
Calgary
(403) 257-8235
Jim Burke

ALBERTA

EDMONTON
Edmonton Main
11350 Jasper Avenue
(780) 424-4846
Keith Wilkes

103rd Street
10303 Jasper Avenue
(780) 423-8801
Jake Muntain

Old Strathcona
7933 – 104 Street
(780) 433-4286
Donna Austin

South Edmonton Common
2142 – 99 Street
(780) 988-8607
Wayne Dosman

St. Albert
300 – 700 St. Albert Road
(780) 458-4001
Jeff Suggitt

West Point
17603 – 100 Avenue
(780) 484-7407
Kevin MacMillen

CALGARY
Calgary Main
606 – 4 Street S.W.
(403) 262-8700
Doug Crook

Calgary Chinook
6606 MacLeod Trail S.W.
(403) 252-2299
Lew Christie

Calgary Foothills
6127 Barlow Trail S.E.
(403) 269-9882
Chris Minke

Calgary Northeast
2810 – 32 Avenue N.E.
(403) 250-8838
June Lavigueur

Calgary South Trail Crossing
#300, 5222 – 130 Avenue S.E.
(403) 257-8235
Glen Eastwood

GRANDE PRAIRIE
11226 – 100 Avenue
(780) 831-1888
David Hardy

LETHBRIDGE
744 – 4 Avenue South
(403) 328-9199
Don Grummett

MEDICINE HAT
102, 1111 Kingsway Avenue S.E.
(403) 527-7321
Les Erickson

RED DEER
4822 – 51 Avenue
(403) 341-4000
Don Odell

BRITISH COLUMBIA

VANCOUVER
Kitsilano
3190 West Broadway
(604) 732-4262
Paul Cheng

Park Place
Suite 100, 666 Burrard Street
(604) 688-8711
Rob Berzins

Vancouver Real Estate
22nd Floor, 666 Burrard Street
(604) 669-0081
Bob Wigmore

West Broadway
Suite 110, 1333 West Broadway
(604) 730-8818
Jules Mihalyi

ABBOTSFORD
#100, 2548 Clearbrook Road
(604) 855-4941
Rick Howard

COQUITLAM
310, 101 Schoolhouse Street
(604) 540-8829
Ron Baker

COURTENAY
Unit 200, 470 Puntledge Road
(250) 334-8888
Alan Dafoe

CRANBROOK
2nd Floor, 828A Baker Street
(250) 426-1140
Mike Eckersley

KELOWNA
Kelowna
1674 Bertram Street
(250) 862-8008
Grant Fletcher

Kelowna Equipment Financing Centre
#101 – 1505 Harvey Avenue
(250) 860-0088
Jim Kitchin

KAMLOOPS
Unit 112, 300 Columbia Street
(250) 828-1070
Hugh Sutherland

LANGLEY
100, 19915 – 64 Avenue
(604) 539-5088
Craig Martin

NANAIMO
101, 6475 Metral Drive
(250) 390-0088
Russ Burke

PRINCE GEORGE
300 Victoria Street
(250) 612-0123
David Duck

SURREY
1, 7548 – 120 Street
(604) 591-1898
Bob Duffield

VICTORIA
1201 Douglas Street
(250) 383-1206
Bob Granger

SASKATCHEWAN

REGINA
#100, 1881 Scarth Street
The Hill Center Tower II
(306) 757-8888
Kelly Dennis

SASKATOON
244 – 2 Avenue S.
(306) 477-8888
Ron Kowalenko

YORKTON
45, 277 Broadway Street East
(306) 782-1002
Barb Apps

MANITOBA

WINNIPEG
230 Portage Avenue
(204) 956-4669
Robert Bean

Canadian Western Financial Ltd.

EDMONTON
Suite 2300, 10303 Jasper Avenue
(780) 423-8888

Canadian Western Trust Company

VANCOUVER
Suite 600, 750 Cambie Street
(604) 685-2081

BURLINGTON
201A-3190 Harvester Road
(905) 631-5342

CALGARY
Suite 200, 606 4 St. S.W.
(403) 717-3145

WINNIPEG
230 Portage Avenue
(204) 956-4669

REAL ESTATE LENDING
22nd Floor, 666 Burrard Street
Vancouver
(604) 669-0081

OPTIMUM MORTGAGE
Edmonton
Suite 2300, 10303 Jasper Avenue
(780) 423-9748

Calgary
2810 – 32 Avenue N.E.
(403) 720-8958

Coquitlam
310, 101 Schoolhouse Street
(604) 523-5250

Park Place
Suite 100 – 666 Burrard Street
(604) 602-2773

Canadian Direct Insurance Inc.

VANCOUVER
Suite 600 – 750 Cambie Street
(604) 699-3678

EDMONTON
11th Floor, 10250 – 101 Street
(780) 413-5933

Valiant Trust Company

CALGARY
310, 606 4 Street S.W.
(403) 233-2801

EDMONTON
Suite 2300, 10303 Jasper Avenue
(780) 423-8888

VANCOUVER
Suite 600, 750 Cambie Street
(604) 699-4880

Vision Design Communications www.visiondc.com


No.
NAME
NOM
No.
NAME
NOM
No.
NAME

50 BEST EMPLOYERS IN CANADA 2007
REPORT ON BUSINESS

CANADIAN WESTERN BANK GROUP
Bank · Trust · Insurance

CANADIAN
WESTERN BANK

January 8, 2008

Dear Shareholder:

The Board of Directors of Canadian Western Bank invites you to attend the annual and special meeting of the shareholders of Canadian Western Bank to be held at the Delta Bessborough Hotel (Adam Ballroom), in Saskatoon, Saskatchewan commencing at 3:00 p.m. on Thursday, March 6, 2008.

At the meeting we will be voting on a number of important matters as set out in the Management Proxy Circular. We encourage you to exercise your vote, either in person at the meeting or by completing and sending in your proxy.

At the end of the formal portion of the meeting, there will be a presentation on our progress during the past year and a question and answer period.

We thank you for your participation as a shareholder of Canadian Western Bank.

Jack C. Donald
Chairman of the Board

Larry M. Pollock
President &
Chief Executive Officer

2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 • Telephone: (780) 423-8888 • Fax: (780) 423-8897 • Website: www.cwbankgroup.com

NOTICE OF
ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

The 2008 Annual and Special Meeting of Shareholders of Canadian Western Bank will be held at the Delta Bessborough Hotel (Adam Ballroom), 601 Spadina Crescent East, Saskatoon, Saskatchewan on **Thursday, March 6th, 2008**, at 3:00 p.m. (Central Time) for the purposes of:

1. receiving the financial statements for the year ended October 31, 2007, and the auditors' report on those statements;
2. appointing auditors for 2008;
3. electing directors for 2008;
4. considering, and if thought fit, approving amendments to the share incentive plan, and
5. transacting such other business as may be properly brought before the meeting.

If you cannot attend the meeting in person please complete and sign the enclosed proxy form and return it in the postage-prepaid envelope provided or fax it to (403) 233-2857. For your vote to be recorded, your proxy must be received by the Bank's transfer agent, Valiant Trust Company, by facsimile or at Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than 3:00 p.m. (Central Time) on March 4, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

Gail L. Harding, Q.C.
Vice President, General Counsel
and Corporate Secretary

Edmonton, Alberta
January 8, 2008

Management Proxy Circular

(All information is as of December 31, 2007 unless otherwise indicated)

Table of Contents

CANADIAN WESTERN BANK

MANAGEMENT PROXY CIRCULAR

Part I – VOTING INFORMATION

What will I be voting on?

Common shareholders will be voting on:

- election of directors of the Bank;
- appointment of KPMG LLP as the Bank's auditors; and
- a special resolution to amend the Share Incentive Plan of the Bank.

Who can vote?

Shareholders as at the close of business on January 17, 2008 are entitled to vote. Each common share is entitled to one vote on the items detailed in this Management Proxy Circular, except shares of the Bank which are beneficially owned by: the Government of Canada or of a province or any of their agencies; or the government of a foreign country or any political subdivision thereof or any of its agencies; or any person who has acquired more than 10% of any class of shares of the Bank without the approval of the Minister of Finance. No person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

How do I vote if I am a registered shareholder?

There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the meeting or you may appoint the persons named in the enclosed form of proxy or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the meeting.

How do I vote if my shares are not registered in my name but are held the name of a nominee (a bank, trust company, securities broker, trustee or other)?

If your shares are not registered in your own name, they will be held in the name of a "nominee", which is usually a trust company, securities broker or other financial institution. A non-registered shareholder should contact its nominee to determine which documentation the intermediary requires in order for it or its nominee to be appointed proxyholder. Only after the non-registered shareholder or its nominee has been appointed proxy holder can that non-registered shareholder or its nominee vote shares directly at the meeting. Your nominee is required to seek your instructions as to how to vote your shares. For that reason, you have received this Management Proxy Circular from your nominee, together with a voting instruction form. Each nominee has its own signing and return instructions, which you should follow carefully to ensure that your shares will be voted. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

How do I vote if I am unable to attend the meeting?

If you are unable to make it to the meeting, you can vote by completing and signing the enclosed form of proxy to appoint someone who will be there as your proxyholder. You can either tell that person how you want to vote, or let him or her choose for you. The form of proxy gives your proxyholder authority to vote if amendments or other matters are brought before the meeting that you were unaware of.

Proxies must be received by Valiant Trust Company at Suite 310, 606 – 4th Street SW, Calgary, Alberta, T2P 1T1, not later than 3:00 p.m. (Central Time) on March 4, 2008.

Who is soliciting my proxy?

The enclosed form of proxy is being solicited by the management of Canadian Western Bank. It is expected that the solicitation will be primarily by mail and the associated costs will be borne by the Bank.

How will my shares be voted if I give my proxy?

The common shares represented by proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the event that no specifications are made in the proxies, the shares represented by the proxies will be voted by the nominees designated in the proxies for the appointment of auditors, for the amendments to the share incentive plan and for the election of directors.

What if amendments are made to these matters or if other matters are brought before the meeting?

No matter is expected to come before the meeting other than the matters referred to in the Notice of Meeting. However, if any such matters which are not now known to management (or amendments or variations to matters identified in the Notice of Meeting) properly come before the meeting, the proxies will be voted on such matters in accordance with the best judgment of the person or persons voting the proxies.

Can I appoint someone to vote my shares other than the nominees designated in the form of proxy?

You can choose anyone you want to be your proxyholder, it does not have to be the persons named in the enclosed form of proxy or another shareholder. Just fill in the person's name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form of proxy, who are directors of the Bank, are appointed to act as your proxyholder.

Is my vote confidential?

The transfer agent preserves the confidentiality of individual shareholder votes, except (a) where the shareholder clearly intends to communicate his or her individual position to management, and (b) as necessary to comply with legal requirements. All proxies are considered confidential and will be returned to the Bank's transfer agent, Valiant Trust Company. The transfer agent will also act as the meeting's scrutineers and will count the proxies and tabulate and verify the results. The transfer agent will refer a proxy to the Bank if it has a comment on it intended for the Bank's management, or in connection with applicable legal requirements.

What if I want to change my vote?

If you want to revoke your proxy after you have delivered it, you can do so by signing a written statement to this effect and delivering it to Gail L. Harding, Q.C., Corporate Secretary, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 on or before March 5, 2008 or by depositing it with the Chairman of the meeting prior to the meeting. If your shares are held in the name of a nominee, you will need to contact your nominee to discuss whether revocation is possible and, if so, the procedure to follow.

How many shares are entitled to vote?

As of December 31, 2007 there were 62,971,328 fully paid and non-assessable common shares outstanding in the capital of the Bank.

Subject to the *Bank Act* (Canada) (the "Bank Act"), each shareholder has one vote for each common share held by him at the close of business on January 17, 2008. To the knowledge of the directors and officers of the Bank, as of the date hereof, no person owns or exercises control or direction over shares carrying more than 10% of the votes attached to the outstanding shares of the Bank.

How will the votes be counted?

Except as otherwise noted, every question brought before the meeting shall be determined by a majority of the votes cast on the question.

PART II – BUSINESS OF THE MEETING

FINANCIAL STATEMENTS AND AUDITORS' REPORT

The financial statements of Canadian Western Bank ("CWB" or the "Bank") for the year ended October 31, 2007 and the auditors' report to the shareholders of the Bank will be presented at the meeting. The financial statements have been prepared in accordance with generally accepted accounting principles in Canada as set forth in the CICA Handbook published by the Canadian Institute of Chartered Accountants.

APPOINTMENT OF AUDITORS

Deloitte & Touche LLP (or predecessor firm) has served continuously as the external auditors of CWB since 1984. At the September 2007 meeting of the Audit Committee of CWB's Board of Directors, it was decided to invite each of the four largest national auditing firms in Canada, including Deloitte & Touche LLP, to make a proposal to be the external auditors for CWB and its subsidiaries (excluding CDI). The Audit Committee received written proposals from each auditing firm. Each firm also made a presentation to the Audit Committee and management. Based upon the recommendation of the Audit Committee, the Board of Directors appointed KPMG LLP as auditors of CWB effective December 17, 2007, the date on which Deloitte & Touche LLP resigned as auditors of CWB. The Board of Directors recommends that shareholders vote FOR the appointment of KPMG LLP as auditor of CWB until the next meeting of shareholders where auditors are appointed. A copy of CWB's Notice of Change of Auditor and letters from Deloitte & Touche LLP and KPMG LLP were filed with the Canadian securities regulatory authorities on December 19, 2007 and are reproduced as Schedule "B" to this Management Proxy Circular.

Pre-Approval Policies and Procedures

As part of CWB's corporate governance structure, the Audit Committee annually reviews and approves the terms and scope of the external auditors' engagement. To further ensure the independence of the auditors is not compromised, CWB's policy requires that the Audit Committee also pre-approve all significant engagements of the auditors for non-audit services and monitor all other engagements.

Under the policy, the significance threshold for non-audit engagements is defined as any engagement for which the cost estimate exceeds five percent of the audit fee as outlined in the auditors' scope memorandum. Receiver/manager services provided by the auditors to borrowers of the Bank are not included in the definition of non-audit services under this policy but are reviewed by the Audit Committee on an annual basis.

All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer, or designate, to further ensure that adherence to this policy is monitored. All non-audit service engagements must also be reported to the Audit Committee on a quarterly basis.

Auditor Service Fees

Deloitte & Touche LLP (or predecessor firm) has served continually as the Bank's external auditor since 1984. The following table lists the fees paid to Deloitte & Touche LLP, by category, for the last two fiscal years.

	Year ended October 31, 2007 ($)	**Year ended October 31, 2006 ($)**
Audit fees	438,608	416,041
Audit-related fees	151,050	60,000
Tax-related fees	842,295	94,686
All other fees	26,943	58,707
Total fees	1,458,896	629,434

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Bank's annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Bank's interim financial statements.

Audit-related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. In 2007, the amount of these services increased primarily as a result of accounting consultations and services regarding the implementation of the new accounting framework for financial instruments, the issuance of a privately placed subordinated debenture issue and services relating to special procedures performed for a subsidiary as part of its regulatory requirements.

Tax-related Fees

Tax-related fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance including the review of original and amended tax returns; preparation of senior management tax returns; tax planning and advisory services relating to common forms of taxation including income tax, capital tax, goods and services tax and property tax. In 2007, these fees also included a one-time contingency fee related to advice on prior period transactions. This fee arrangement was entered into prior to the initial establishment in 2004 of the policy which requires the pre-approval of non-audit services by the Audit Committee.

All Other Fees

All other fees were paid for products or services other than the audit fees, audit-related fees and tax fees described above. These services include corporate recovery services, where the auditor acts as the receiver or manager as part of the collection of outstanding loans.

ELECTION OF DIRECTORS

Director Nominees

In accordance with By-law 1 of the Bank, the directors have set the number of directors to be elected at the annual meeting at 12. Management of the Bank proposes to nominate the persons named below for election as directors of the Bank, to hold office until the close of the first annual meeting following their election. All of the nominated individuals are currently directors and were elected by the shareholders at the previous annual meeting for a term that expires at the close of the first annual meeting following their election. These directors are also directors of the Bank's wholly-owned subsidiaries, Canadian Western Trust Company and Valiant Trust Company. The Board of Directors recommends that shareholders vote FOR the following director nominees.



CHARLES R. ALLARD

Edmonton, Alberta, Canada

Age: 61

Director since June 6, 1986

Independent Director

Member of:
Conduct Review Committee
Loans Committee

Common Shareholdings: 3,574,052[2]

Mr. Allard is the President of Rosedale Meadows Development Inc., a real estate company. Mr. Allard was previously a partner of the law firm Milner & Steer, now known as Fraser Milner Casgrain LLP, and he is the past Chairman and Chief Executive Officer of WIC Premium Ltd., formerly known as Allarcom Pay Television Ltd. Mr. Allard is the controlling shareholder and managing director of Touch Canada Broadcasting Inc., the holder of four radio broadcasting licenses. Mr. Allard is also the controlling shareholder and Chairman of Allarco Entertainment Inc., the holder of a national English language general interest pay television license. Mr. Allard received his Bachelor of Science from Simon Fraser University and his Bachelor of Laws from the University of British Columbia.

During the period from 2003 to 2007, Mr. Allard did not serve as a director of any other publicly traded company except Sernova Corp..



ALBRECHT W.A. BELLSTEDT, Q.C.

Canmore, Alberta, Canada

Age: 58

Director since March 9, 1995

Independent Director

Member of:
Conduct Review Committee (Chair)
Corporate Governance & Human Resources Committee
Loans Committee

Common Shareholdings: 13,200

Mr. Bellstedt is President, A.W.A. Bellstedt Professional Corporation, a consulting services firm. He was previously Executive Vice President, Law & Corporate of TransCanada Corporation, a North American energy services company and prior to that a partner of the law firm Milner Fenerty, now known as Fraser Milner Casgrain LLP. Mr. Bellstedt received his Bachelor of Arts degree from Queen's University in Kingston, Ontario, and his Juris Doctor degree from the University of Toronto.

Mr. Bellstedt is also a director of The Forzani Group Ltd, The Churchill Corporation and Sun-Times Media Group, Inc. In addition, at various times during the period from 2003 to 2007, Mr. Bellstedt served as a director of Atlas Cold Storage Income Trust and TC PipeLines GP, Inc, the general partner of TC PipeLines, L.P.



JACK C. DONALD

Red Deer, Alberta, Canada

Age: 73

Director since March 22, 1984

Independent Director

Chairman of the Board

Member of:
Corporate Governance & Human Resources Committee (Chair)
Loans Committee

Common Shareholdings: 100,000

Mr. Donald is President and Chief Executive Officer of Parkland Properties Ltd., a commercial property investment company. He is also the founder and past Chairman of Parkland Income Trust, a refining and marketing oil income trust, as well as President of its predecessor entity Parkland Industries Ltd. In addition to many other appointments, Mr. Donald was formerly the Chairman of the 1995 Alberta Government Tax Reform Commission, the Co-Chairman of the 1998 Alberta Government Tax Review Commission, the Co-Chairman of the 2000 Alberta Government Business Tax Review Commission and a Public Council Member of the Institute of Chartered Accountants of Alberta.

Mr. Donald is a director of Ensign Energy Services Inc. At various times during the period from 2003 to 2007, Mr. Donald served as a director of TransAlta Corporation, Parkland Income Trust and Del Roca Energy Inc. Mr. Donald is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



ALLAN W. JACKSON

Calgary, Alberta, Canada

Age: 67

Director since March 22, 1984

Independent Director

Member of:
Loans Committee (Chair)
Conduct Review Committee
Corporate Governance & Human Resources Committee

Common Shareholdings: 114,000

Mr. Jackson is President and CEO of ARCI Ltd., a real estate development company, and President and CEO of Jackson Enterprises, Inc., a holding and consulting company. Mr. Jackson was previously President and CEO of Knowlton Realty Ltd. Mr. Jackson received his Bachelor of Arts (Honours) in Business Administration from the University of Western Ontario.

Mr. Jackson is a director of WestJet Airlines Ltd. During the period from 2003 to 2007, Mr. Jackson did not serve as a director of any other publicly traded company.



WENDY A. LEANEY

Toronto, Ontario, Canada

Age: 60

Director since March 8, 2001

Independent Director

Member of:
Audit Committee
Loans Committee

Common Shareholdings: 16,000

Ms. Leaney is President of Wyoming Associates Ltd., a general investment holding company. She was previously Managing Director, Co-Global Head of Communications Group, TD Securities Inc. and Vice President, TD Bank (Communications Group, Corporate & Investment Banking Group, Toronto). Ms. Leaney received her Bachelor of Arts (Honours) from the University of Toronto and has completed the Executive Management Programme at the University of Western Ontario.

Ms. Leaney is a director of Corus Entertainment Inc. During the period from 2003 to 2007, Ms. Leaney did not serve as a director of any other publicly traded company except Call Net Enterprises Ltd.



ROBERT A. MANNING

Edmonton, Alberta, Canada

Age: 58

Director since January 31, 1986

Independent Director

Member of:
Audit Committee (Chair)
Corporate Governance & Human Resources Committee

Common Shareholdings: 3,618,728[2]

Mr. Manning is President of Cathton Holdings Ltd., a general investment holding company. He was previously Executive Vice President and a director of NorthWest Trust Company and Corporate Banking Account Manager at Bank of Montreal. Mr. Manning completed his Masters of Business Administration at Cranfield School of Management and his Bachelor of Science (Honours) at the University of Manchester Institute of Science and Technology.

During the period from 2003 to 2007, Mr. Manning did not serve as a director of any other publicly traded company. Mr. Manning is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



GERALD A. B. MCGAVIN, C.M., O.B.C., F.C.A.

Vancouver, British Columbia, Canada

Age: 70

Director since January 27, 1989

Independent Director

Member of:
Audit Committee
Loans Committee

Common Shareholdings: 40,000

Mr. McGavin is President of McGavin Properties Ltd., a general investment holding company. He was previously President and Chief Operating Officer of B.C. Hydro & Power Authority and President and CEO of Yorkshire Trust Company. Mr. McGavin earned his Bachelor of Commerce from the University of British Columbia and his Masters in Business Administration from the University of California at Berkeley. Mr. McGavin is also a Fellow of the Institute of Chartered Accountants of British Columbia.

Mr. McGavin is a director of Industrial Alliance Pacific Life Insurance Company of Canada. During the period from 2003 to 2007, Mr. McGavin did not serve as a director of any other publicly traded company. Mr. McGavin is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



HOWARD E. PECHET

La Jolla, California, U.S.A.

Age: 59

Director since March 22, 1984

Independent Director

Member of:
Loans Committee
Corporate Governance & Human Resources Committee

Common Shareholdings: 554,400[3]

Mr. Pechet is President of Mayfield Consulting Inc., a general investment holding company. Mr. Pechet has been involved in the development and operation of numerous hotels, casinos and theatres. Mr. Pechet has served as a director of several charitable organizations and is presently a director of Interim Place, a woman's shelter in Ontario, and The Sloane Gardens Club in London, England. Mr. Pechet received a Bachelors degree (Honours) from the University of Alberta and a Masters degree from Washington State University.

During the period from 2003 to 2007, Mr. Pechet did not serve as a director of any other publicly traded company.



ROBERT L. PHILLIPS

Vancouver, British Columbia, Canada

Age: 56

Director since March 8, 2001

Independent Director

Member of:
Audit Committee
Corporate Governance & Human Resources Committee
Loans Committee

Common Shareholdings: 16,000

Mr. Phillips is President of R.L. Phillips Investments Inc., a private investment firm. Mr. Phillips was previously President and CEO of BCR Group of Companies, Executive Vice President of MacMillan Bloedel Limited and President and CEO of Dreco Energy Services Ltd. and of PTI Group Inc. Mr. Phillips received his Bachelor of Laws (Gold Medalist) and Bachelor of Science, Chemical Engineering (Honours) degrees from the University of Alberta.

Mr. Phillips is a director of Axia NetMedia Corporation, Epcor Utilities Inc., Boston Pizza Royalties Income Fund, MacDonald Dettwiler & Associates Ltd., TerraVest Income Fund, Precision Drilling Corporation and West Fraser Timber Co. Ltd. In addition, at various times during the period from 2003 to 2007, Mr. Phillips served as a director of the following publicly traded companies: Aquest Energy Ltd., BelAir Energy Corporation, Epcor Preferred Equity Inc., Rock Creek Resources Ltd., Tree Island Wire Income Fund and Silent Witness Enterprises. Mr. Phillips is also the Chairman of the Board for Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



LAURENCE (LARRY) M. POLLOCK

Edmonton, Alberta, Canada

Age: 61

Director since January 26, 1990

Non-Independent Director

Member of:
Loans Committee

Common Shareholdings: 391,749

Options: 702,439

Mr. Pollock is President and CEO of the Bank. He was previously Regional Vice President Lloyds Bank (Toronto and Calgary). Mr. Pollock graduated from the Saskatchewan Institute of Applied Arts & Sciences in Business Administration.

Mr. Pollock is a director of WestJet Airlines Ltd., Epcor Utilities Inc. and Canadian Helicopters Income Fund. During the period from 2003 to 2007, Mr. Pollock did not serve as a director of any other publicly traded company. Mr. Pollock is also a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.



ALAN M. ROWE

Toronto, Ontario Canada

Age: 51

Director since July 1, 1996

Independent Director

Member of:
Audit Committee
Loans Committee

Common Shareholdings: 16,000

Mr. Rowe is a Partner of Crown Capital Partners Inc. and Crown Realty Partners, investment management companies. Prior to July 2007 he was Senior Vice President, Chief Financial Officer and Corporate Secretary of Crown Life Insurance Company, a life insurance company. Mr. Rowe is a Chartered Accountant. He holds a Bachelor of Commerce (Honours) from Memorial University of Newfoundland. Mr. Rowe is also the President of the Saskatchewan Government Growth Fund.

During the period from 2003 to 2007, Mr. Rowe did not serve as a director of any other publicly traded company.



ARNOLD J. SHELL

Calgary, Alberta, Canada

Age: 58

Director since December 9, 1997

Independent Director

Member of:
Conduct Review Committee

Common Shareholdings: 16,000

Mr. Shell is President of Arnold J. Shell Consulting Inc., an insurance, retirement and estate planning consulting firm. Mr. Shell was previously Senior Vice President, Insurance Operations, with Crown Life Insurance Co. Mr. Shell holds a Bachelor of Arts in Mathematics and Philosophy and a Master of Arts in Actuarial Mathematics, both from the University of Manitoba. He is a graduate of the Advanced Management Program (AMP) from the Harvard Business School. He is also a Fellow of the Canadian Institute of Actuaries and a Fellow of the Society of Actuaries.

During the period from 2003 to 2007, Mr. Shell did not serve as a director of any other publicly traded company. Mr. Shell is a director of Canadian Direct Insurance Incorporated, a 100% owned subsidiary of the Bank.

---

(1) All information provided above is as at January 8, 2008. Common shareholdings of the Bank, as listed for all nominees, are those beneficially owned or over which control or direction is exercised by such nominee as at such date and have been provided by the respective nominees.

(2) Of the amounts for Mr. Allard and Mr. Manning, 3,570,000 shares are owned by Cathton Holdings Ltd. ("Cathton"). Both individuals exercise direction over these shares through their relationships to Cathton. Mr. Allard is a shareholder (50 percent equity interest) and a director of Cathton and Mr. Manning is a director and the President of Cathton.

(3) Of the amount, 40,000 shares are beneficially owned by a trust, of which Mr. Pechet is a trustee but has no beneficial ownership.

Each of the individuals listed in the previous table have held their respective positions and offices with the same, predecessor or associated firms or organizations for the past five years except:

- Mr. Donald, who prior to May 2004 was Board Chairman of Parkland Income Trust and its predecessor Parkland Industries Ltd. (a refining and marketing oil company);
- Mr. Phillips, who prior to July 2004 was Group President and Chief Executive Officer, BCR Group of Companies (a crown corporation providing integrated transportation services in British Columbia);
- Mr. Bellstedt, who prior to February 2007 was Executive Vice President, Law and Corporate, TransCanada Corporation (a North American energy services company); and
- Mr. Rowe, who prior to July 2007 was Senior Vice President, Chief Financial Officer and Corporate Secretary, Crown Life Insurance Company (a life insurance company).

Attendance of Director Nominees at Board and Committee Meetings

The following table sets forth for each nominee for election as director, as applicable, their record of attendance at meetings of the Board and its committees for the 12 months ended October 31, 2007. In that period, the Board held four regularly scheduled meetings and two special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance.

Director Name	Board Meetings Attended 6 Meetings		Committee Meetings Attended							
			Conduct Review Committee 2 Meetings		Audit Committee 4 Meetings		Loans Committee 32 Meetings		Corporate Governance & Human Resources Committee 4 Meetings	
	No.	%	No.	%	No.	%	No.	%	No.	%
Charles R. Allard Edmonton, Alberta	6	100	2	100	-	-	21	66	-	-
Albrecht W.A. Bellstedt, Q.C. Canmore, Alberta	6	100	2	100	-	-	23	72	4	100
Jack C. Donald Red Deer, Alberta	5	83	-	-	-	-	18	56	4	100
Allan W. Jackson Calgary, Alberta	6	100	2	100	-	-	27	84	4	100
Wendy A. Leaney Toronto, Ontario	6	100	-	-	4	100	24	75	-	-
Robert A. Manning Edmonton, Alberta	6	100	-	-	4	100	-	-	4	100
Gerald A.B. McGavin Vancouver, British Columbia	6	100	-	-	4	100	19	59	-	-
Howard E. Pechet La Jolla, California	6	100	-	-	-	-	23	72	4	100
Robert L. Phillips Vancouver, British Columbia	6	100	-	-	4	100	-[(1)]	-	4	100
Laurence (Larry) M. Pollock Edmonton, Alberta	6	100	-	-	-	-	21	66	-	-
Alan M. Rowe Regina, Saskatchewan	6	100	-	-	3	75	16	50	-	-
Arnold J. Shell Calgary, Alberta	5	83	2	100	-	-	-		-	-

(1) Mr. Phillips is an alternate member of the Loans Committee and attends only if it is anticipated that there will not be a quorum for a Loans Committee meeting.

Interlocking Directorships

The following table lists the directors of the Bank who served together on the boards of other public entities as at October 31, 2007. The Board does not believe that interlocking board memberships of its directors impact the ability of these directors to act in the best interests of the Bank.

Entity	Director/Trustee	Committees
Epcor Utilities Inc.	Robert L. Phillips	Human Resources and Compensation Committee
	Laurence (Larry) M. Pollock	Audit Committee Corporate Governance and Nominating Committee Human Resources and Compensation Committee
WestJet Airlines Ltd.	Allan W. Jackson	Corporate Governance and Nominating Committee (Chair) Independent Committee
	Laurence (Larry) M. Pollock	Audit Committee Compensation Committee Independent Committee

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director has, within the 10 years prior to the date of this Management Information Circular, been a director or executive officer of any company that (i) was the subject of a cease trade order or similar order for more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of an cease trade order or similar order for more than 30 days, or (iii) within one year of the director or executive officer ceasing to act in that capacity, became bankrupt or insolvent, instituted proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except as set forth below.

- Mr. Rowe served as a director of CrownAg International Inc. from November 25, 2004 to June 14, 2005 as a nominee of a secured lender which, together with two other secured lenders, appointed a receiver of the company on June 14, 2005.
- Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust, was subject to an Ontario Securities Commission cease trade order that was issued in respect of all insiders of Atlas Cold Storage Income Trust on December 2, 2003 due to the late filing of financial statements required to reflect certain restatements. The cease trade order was rescinded in January 2004.

No proposed director has, within 10 years prior to the date of the Management Proxy Circular, become bankrupt, instituted proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Directors' Shareholding Requirements

To ensure that directors' compensation is aligned with shareholders' interests, all non-management directors of the Bank are required to hold either directly or indirectly common shares of the Bank equivalent to five times the annual Board retainer paid to directors. Directors have three years from the date of initial appointment to comply. All directors meet this requirement.

AMENDMENTS TO SHARE INCENTIVE PLAN

The Bank has a Share Incentive Plan (the "Plan") to provide an incentive and reward to officers and employees of the Bank and its subsidiaries who are in a position to contribute materially to the successful operation of the Bank.

On December 6, 2007 the Board approved two amendments to the Plan, subject to TSX and shareholder approval. The first amendment would permit the issuance of options to purchase an additional 950,000 common shares under the Plan. The second amendment would require shareholder approval prior to any amendment of the Plan which would (a) permit the repricing of any option (not just those held by insiders) or (b) permit options to be transferred or assigned to an arms length third party who is not an associate, affiliate or legal representative of the option holder.

On December 14, 2007, 540,030 options were granted subject to obtaining TSX and shareholder approval of the above amendments. If the proposed amendments are not approved, there would be 4,796,739 shares, representing 7.62% of outstanding common shares, issuable under outstanding options as at January 1, 2008. If the proposed amendments to the Plan are approved, there would be 5,336,769 shares, representing 8.47% of outstanding common shares, issuable under outstanding options and 654,449 shares, representing 1.04% of outstanding common shares, available to be issued under future option grants as at January 1, 2008. If the proposed amendments are approved, the aggregate maximum number of shares that may be issued under the Plan, from its inception, will increase to 13,082,000. Since the Plan's inception on June 10, 1994, options have been exercised to purchase an aggregate of 6,840,360 shares (after giving effect to the two-for-one stock dividends distributed to shareholders on January 10, 2005 and on January 18, 2007).

The TSX requires that these amendments be affirmed by at least one half of the votes cast by the holders of the Bank's common shares, excluding votes attaching to the Bank's common shares beneficially owned by those insiders to whom the Bank's common shares may be issued pursuant to the Plan and associates of these insiders. To the best of the Bank's knowledge, 5,353,749 common shares are held by such insiders and their associates and will not be counted for the purpose of determining whether the required level of shareholder approval has been obtained. The Board of Directors recommends that shareholders vote FOR the following resolution:

"**RESOLVED THAT** the Share Incentive Plan (the "Plan") be and is hereby amended to increase the number of common shares issuable under the Plan by 950,000 common shares and to require shareholder approval prior to any amendment to the Plan which would permit the repricing of any option or permit options to be transferred or assigned to an arms length third party who is not an associate, affiliate or legal representative of the option holder."

PART III – COMPENSATION AND OTHER RELATED INFORMATION

DIRECTOR COMPENSATION

Directors are compensated for their services as directors through a combination of annual retainers and meeting attendance fees. There were 12 directors of the Bank, who also served as directors of Canadian Western Trust Company ("CWT") and Valiant Trust Company ("Valiant"), as at the end of the 2007 fiscal year. Mr. Pollock, who is an officer of the Bank, does not receive any fees for serving as a director of the Bank, CWT and Valiant. There were nine directors of Canadian Direct Insurance Incorporated ("CDI") during the 2007 fiscal year, of which six are also directors of the Bank. Neither Mr. Pollock nor Mr. Young, who are officers of the Bank, receive fees for serving as a director of CDI. Directors are reimbursed for travel and other expenses when they attend meetings or conduct business on behalf of the Bank or its subsidiaries.

Annual retainers and meeting attendance fees were paid to the non-management directors on the following basis during the year ended October 31, 2007.

	CWB (excluding CDI)[1] [2] ($)	CDI ($)
Chairman of the Board Retainer (per year)	40,000	10,000
Annual Retainer (per year)	40,000	20,000
Audit Committee Chair Retainer (per year)	15,000	7,500
Committee Chair Retainer (other than Audit) (per year)	7,500	N/A
Board Attendance Fee (per meeting)	1,500	1,500
Committee Attendance Fee (other than Audit) (per meeting)	1,500	N/A
Audit Committee Attendance Fee (per meeting)	3,000	N/A
Audit Committee Member Retainer (per year)	8,000	N/A
Committee Member Retainer (other than Audit)(per year)	4,000	N/A

(1) CWB, CWT and Valiant meetings are held concurrently and the retainers and attendance fees are allocated between these entities.
(2) Prior to March 9, 2007 if two committee meetings were held on the same date, remuneration for the second and subsequent meetings was 50% of the standard fee.

The following table shows the amounts, before withholdings, earned by the non-management directors who served as directors of CWB, CWT and Valiant during the year ended October 31, 2007.

	Board Retainer ($)	Non-executive Chairman Retainer ($)	Committee Chair Retainer ($)	Committee Member Retainer ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Total Fees & Retainers[1] ($)
Charles R. Allard	40,000	N/A	N/A	8,000	9,000	34,500	91,500
Albrecht W.A. Bellstedt, Q.C.	40,000	N/A	7,500	8,000	9,000	43,500	108,000
Jack C. Donald	40,000	40,000	7,500	4,000	7,500	33,000	132,000
Allan W. Jackson	40,000	N/A	7,500	8,000	9,000	49,500	114,000
Wendy A. Leaney	40,000	N/A	N/A	12,000	9,000	48,000	109,000
Robert A. Manning	40,000	N/A	15,000	4,000	9,000	16,500	84,500
Gerald A. B. McGavin	40,000	N/A	N/A	12,000	9,000	40,500	101,500
Howard E. Pechet	40,000	N/A	N/A	8,000	9,000	40,500	97,500
Robert L. Phillips	40,000	N/A	N/A	12,000	9,000	16,500	77,500
Alan M. Rowe	40,000	N/A	N/A	12,000	9,000	33,000	94,000
Arnold J. Shell	40,000	N/A	N/A	4,000	7,500	3,000	54,500

(1) CWB, CWT and Valiant meetings are held concurrently and the retainers and attendance fees are allocated between these entities.

The aggregate amount that may be paid by the Bank each financial year to its directors is $900,000. The aggregate amount that may be paid by CWT and CDI each financial year to their directors is $400,000 and $130,000, respectively. In the fiscal year ended October 31, 2007, the non-management directors earned a total of $639,379 from the Bank, $266,035 from CWT and $43,636 from Valiant. Non-management directors of CDI earned a total of $193,750. Non-management directors of CWB who also serve as directors of CDI earned the following amounts: Mr. Donald ($26,000), Mr. Manning ($26,000), Mr. McGavin ($33,500), Mr. Phillips ($36,000) and Mr. Shell ($24,500).

EXECUTIVE COMPENSATION

The following table summarizes the aggregate compensation paid or payable by the Bank in respect of the Bank's last three completed financial years to the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") of the Bank and to the next three most highly compensated executive officers whose salary and bonus received (or to be received) in respect of the fiscal year ended October 31, 2007 was greater than $150,000 (the "Named Executive Officers").

Summary Compensation Table

Name and Position	Year	Annual Compensation			Long Term Compensation		All Other Compensation[3] ($)
		Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options Granted[2] (#)	LTIP Payouts ($)	
L. (Larry) M. Pollock President and Chief Executive Officer	2007 2006 2005	475,000 450,000 417,000	593,750 562,500 521,250	- - -	65,000 344,000[4] 88,000	- - -	94,792 89,725 83,258
Tracey C. Ball Executive Vice-President and Chief Financial Officer	2007 2006 2005	242,500 230,000 195,000	159,250 149,500 122,962[5]	- - -	21,000 16,000 38,000	- - -	30,317 28,264 23,545
William J. Addington Executive Vice-President	2007 2006 2005	220,000 208,334 191,833	144,300 136,500 130,000	25 27 30	21,000 16,000 38,000	- - -	27,500 26,044 23,826
Randell W. Garvey[6] Executive Vice President, Corporate Support	2007 2006	205,563 190,000	139,750 85,500	2,537 -	17,000 30,000[7]	- -	25,376 23,750
Brian J. Young Executive Vice President, President and Chief Executive Officer, CDI	2007 2006 2005	219,693 208,077 183,395	144,300 136,500 130,000	- - -	21,000 14,000 36,000	110,697[8] 97,642[9] 63,020[10]	11,000 10,417 8,969

(1) The value of perquisites and benefits for each Named Executive Officer does not exceed the lesser of $50,000 and 10% of the total annual salary and bonus. The amount reported respecting Mr. Addington and Mr. Garvey represents the taxable benefit on employee loans during the Bank's fiscal year.

(2) The number of options has been adjusted to reflect a stock dividend of one share for each common share outstanding paid on each of January 11, 2007 and December 22, 2004.

(3) The amount reported respecting Mr. Pollock is a Bank contribution to the Employee Share Purchase Plan ("ESPP") and the payment of 15% of salary into a retirement vehicle or other program established by him for this purpose. The amount reported respecting Mr. Young is a contribution to the ESPP. Amounts reported for Mr. Young in 2005 and 2006 have been restated as prior disclosure included, in error, the Annual Pension Service Cost of Mr. Young's pension. The amount reported for Mr. Garvey represents a contribution to the ESPP and a payment made in lieu of a contribution to his Registered Retirement Savings Plan ("RRSP") as Mr. Garvey was ineligible to make further contributions to his RRSP during the 2006 year. The amounts reported respecting the remaining two Named Executive Officers and Mr. Garvey in 2007 include both Bank contributions to the ESPP and Bank contributions to the individual's RRSP pursuant to the Bank's Group RRSP Plan.

(4) These options include a one-time grant of 320,000 retention options which were issued in accordance with the terms of Mr. Pollock's employment agreement. See "Report on Executive Compensation".

(5) Amount adjusted to reflect a six-week leave of absence.

(6) Mr. Garvey became an officer of the Bank upon commencement of employment on November 1, 2005.

(7) Includes 16,000 options granted to Mr. Garvey upon commencement of his employment.

(8) Upon the acquisition of CDI, an executive compensation trust (the "CDI Trust") was created to purchase and hold common shares of the Bank for certain key officers of CDI, including Mr. Young. On April 30, 2007, 4,594 common shares, representing the last of the common shares held for Mr. Young by the CDI Trust, vested and were released to Mr. Young. The amount represents the value of these shares based on the closing price on April 30, 2007, plus the amount of the dividends received on such shares.

(9) On April 30, 2006, 2,298 common shares held by the CDI Trust vested and were released to Mr. Young. The amount represents the value of these shares, based on the closing price on April 28, 2006, the last trading day prior to the vesting date.
(10) On April 30, 2005, 2,297 common shares held by the CDI Trust vested and were released to Mr. Young. The amount represents the value of these shares, based on the closing price on April 29, 2005, the last trading day prior to the vesting date.

SHARE INCENTIVE PLAN

The following table shows information concerning grants of stock options under the Bank's Share Incentive Plan during the financial year ended October 31, 2007 to each of the Named Executive Officers. The numbers and exercise price of the options granted on December 15, 2006 have been adjusted to reflect the stock dividend paid on January 18, 2007 to shareholders of record on January 11, 2007.

Option Grants During the Most Recently Completed Financial Year

Name	Date Stock Options Granted	Stock Options Granted (#)	Percentage of Total Options Granted in Fiscal 2007 (%)	Exercise Price [1] ($/Security)	Market Value of Securities Underlying Options on Date of Grant[2] ($/Security)	Expiration Date[3]
L. (Larry) M. Pollock	December 15, 2006	50,000	4.47	25.017	1,225,500	December 14, 2011
L. (Larry) M. Pollock	June 15, 2007	15,000	1.34	26.382	420,000	June 14, 2012
Tracey C. Ball	December 15, 2006	14,000	1.25	25.017	343,140	December 14, 2011
Tracey C. Ball	June 15, 2007	7,000	0.63	26.382	196,000	June 14, 2012
William J. Addington	December 15, 2006	14,000	1.25	25.017	343,140	December 14, 2011
William J. Addington	June 15, 2007	7,000	0.63	26.382	196,000	June 14, 2012
Randell W. Garvey	December 15, 2006	12,000	1.07	25.017	294,120	December 14, 2011
Randell W. Garvey	June 15, 2007	5,000	0.45	26.382	140,000	June 14, 2012
Brian J. Young	December 15, 2006	14,000	1.25	25.017	343,140	December 14, 2011
Brian J. Young	June 15, 2007	7,000	0.63	26.382	196,000	June 14, 2012

(1) The exercise price is the average of the average daily trading price for the four days preceding the date of the grant and date of the grant.
(2) Value represents the closing price on the TSX on the date of grant.
(3) Options vest on the third anniversary of the date of grant.

The following table shows the number of shares issued resulting from the exercise of options by each Named Executive Officer during the financial year ended October 31, 2007 and the total number of shares issuable on the exercise of options which have been granted to such Named Executive Officers and are outstanding as at the end of the financial year.

Aggregate Options Exercised During the 2007 Financial Year ("FY") and Financial Year-End Option Values

Name	Securities Acquired On Exercise[1] (#)	Aggregate Value Realized[2] ($)	Unexercised Options at FY-End (#)		Value of Unexercised in-the-Money Options at FY-End[3] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
L. (Larry) M. Pollock	103,207	2,827,750	212,777	497,000	4,621,156	4,895,602
Tracey C. Ball	24,892	658,040	86,000	75,000	1,828,754	853,872
William J. Addington	73,400	1,478,556	68,000	75,000	1,424,834	853,872
Randell W. Garvey	-	-	-	47,000	-	432,322
Brian J. Young	-	-	74,000	71,000	1,536,538	806,470

(1) The number in this column refers to the number of common shares of the Bank that were issued upon exercise of the related option or upon surrender of the option under the cashless settlement alternative provided for in the Bank's Share Incentive Plan. The number of shares has been adjusted to reflect the stock dividend of one share for each common share outstanding which was paid on January 18, 2007 to shareholders of record on January 11, 2007.

(2) Aggregate value realized was calculated using the closing price on the TSX on the date exercised less the exercise price.

(3) Values of unexercised in-the-money options at FY-End were calculated using the closing price on the TSX at FY-End ($30.77) less the exercise price.

DEFINED BENEFIT PENSION PLANS

Pension Plan for Chief Executive Officer

The Bank has established an individual pension plan for Mr. Pollock, the President and Chief Executive Officer of the Bank. The plan provides benefits on a defined benefit basis for service prior to January 1, 1996 and on a defined contribution basis for service after December 31, 1995. The defined benefit plan provides a benefit of 2% of the three-year final average base salary for each year of credited service, subject to the *Income Tax Act* maximum of $2,222 for each year of credited service. This maximum is scheduled to gradually increase to $2,444 in 2009. The benefit is payable for Mr. Pollock's lifetime with 66.67% continuation to his spouse following his death. The normal retirement age is age 65. Retirement prior to age 65 is subject to a reduction in pension on an actuarial equivalent basis. The following table shows the estimated annual benefits payable assuming retirement at age 65 based on specific categories of average salary and years of service.

Final Average Salary ($)	Pension Amount by Years of Service ($)[1]				
	15	20	25	30	35
400,000	37,000	49,000	61,000	73,000	86,000
450,000	37,000	49,000	61,000	73,000	86,000
500,000	37,000	49,000	61,000	73,000	86,000
550,000	37,000	49,000	61,000	73,000	86,000

(1) The amounts assume an *Income Tax Act* maximum of $2,444 for each year of credited service.

Mr. Pollock's defined benefit credited service is frozen at 27.6 years resulting in an estimated annual defined benefit pension of $67,454 at age 65. The benefits listed in the table are not subject to deduction for social benefits or other offset amounts.

The funded ratio of the defined benefit plan was 140% as of December 31, 2004, the date of the last actuarial valuation report. As Mr. Pollock is entitled to all plan assets under the individual pension plan, any surplus will accrue to him. Accordingly, the value of the individual pension plan obligation is equal to the value of plan assets. At October 31, 2007 the value of the plan assets was $1,494,000.

Pension Plan for President, Canadian Direct Insurance Incorporated

CDI has established a defined benefit pension program for Mr. Young, the President of CDI, who is also an Executive Vice President of the Bank. The pension program consists of a registered pension plan, which provides benefits up to the *Income Tax Act* maximums, and a non-registered unfunded supplemental arrangement, which provides benefits in excess of the *Income Tax* Act maximums. The pension formula for the combined plans provides a benefit of 1.8% of the three year final average Year's Maximum Pensionable Earnings ("YMPE") and 2.5% of the three year final average base salary in excess of the three year final average YMPE for each year of credited service. The pension program represents a continuation of his pension arrangement in place prior to the acquisition of CDI. The combination of the pension from the CDI plan and the fixed pension earned prior to the acquisition will be equivalent to the pension payable had the acquisition not taken place. The pension is payable for Mr. Young's lifetime with a guarantee of 120 monthly payments. The normal retirement age is age 60. Retirement prior to age 60 is subject to a 3% per year reduction for each year the actual retirement age precedes age 60. The following table shows the estimated annual pension payable from both the registered and supplemental plans assuming retirement at age 60 based on specific categories of average salary and years of service.

Final Average Salary ($)	Pension Amount by Years of Service ($)		
	5	10	15
200,000	25,000	48,000	72,000
250,000	47,000	77,000	107,000
300,000	71,000	107,000	143,000
350,000	94,000	136,000	179,000
400,000	117,000	166,000	214,000

Mr. Young is required to contribute 3.0% of base salary to the pension plan each year. Mr. Young's credited service as of October 31, 2007 is 3.5 years and his projected credited service at age 60 is 7.25 years. His estimated annual pension at age 60 from the CDI plan, assuming no increases in salary, is $45,944. The benefits listed in the table are not subject to deduction for social benefits or other offset amounts.

The accrued pension obligation at October 31, 2007 is $384,000 ($310,000 at October 31, 2006) and the 2007 pension service cost is $56,168 ($50,097 for 2006). The accrued pension obligation is the value of the projected pension benefit earned for service up to October 31, 2007. The pension service cost is the value of the projected pension benefit earned for the year of service credited in the fiscal year. These values are determined in accordance with generally accepted accounting principles and is dependant on the actuarial assumptions used for the year.

The estimated annual pension benefits, accrued pension obligation and annual pension service cost are based on methods and assumptions that are not identical to those used by other companies and, as a result, may not be directly comparable across companies. These amounts may change over time due to factors such as changes in assumptions and salary levels.

TOTAL COMPENSATION

The following tables present the estimated value of the total compensation of each Named Executive Officer for the three most recently completed fiscal years. Estimated total compensation includes all variable compensation, whether paid in cash or stock-based, as well as the estimated annual cost of retirement benefits.

L. (Larry) M. Pollock **President and Chief Executive Officer**	**2007** **($)**	**2006** **($)**	**2005** **($)**
Base Salary	475,000	450,000	417,000
Performance-based Compensation			
Cash Bonus	593,750	562,500	521,250
Stock Options[1]	307,550	100,518	242.074
Retention Options[1][2]	-	1,568,302	-
Total Direct Compensation	1,376,300	2,681,320	1,180,324
Other Annual Compensation	94,792	89,725	83,258
Annual Pension Service Cost[3]	-	-	-
Total Compensation	1,471,092	2,771,045	1,263,582

Tracey C. Ball **Executive Vice President and Chief Financial Officer**	**2007** **($)**	**2006** **($)**	**2005** **($)**
Base Salary	242,500	230,000	195,000
Performance-based Compensation			
Cash Bonus	159.250	149,500	122,962
Stock Options[1]	103,005	67,012	99,601
Total Direct Compensation	504,755	446,512	417,563
Other Annual Compensation	30,317	28,264	23,545
Annual Pension Service Cost[4]	N/A	N/A	N/A
Total Compensation	535,072	474,776	441,108

William J. Addington **Executive Vice President**	**2007** **($)**	**2006** **($)**	**2005** **($)**
Base Salary	220,000	208,334	191,833
Performance-based Compensation			
Cash Bonus	144,300	136,500	130,000
Stock Options[1]	103,005	67,012	99,601
Total Direct Compensation	467,305	411,846	421,434
Other Annual Compensation	27,500	26,044	23,826
Annual Pension Service Cost[4]	N/A	N/A	N/A
Total Compensation	494,805	437,890	445,260

Randell W. Garvey[5] **Executive Vice President, Corporate Support**	**2007** **($)**	**2006** **($)**	**2005** **($)**
Base Salary	205,563	190,000	-
Performance-based Compensation			
Cash Bonus	139,750	85,500	-
Stock Options[1]	82,258	110,030	-
Total Direct Compensation	427,571	385,530	-
Other Annual Compensation	25,376	23,750	-
Annual Pension Service Cost[4]	N/A	N/A	-
Total Compensation	452,947	409,280	-

Brian J. Young **Executive Vice President, President and Chief Executive Officer, CDI**	**2007** **($)**	**2006** **($)**	**2005** **($)**
Base Salary	219,693	208,077	183,395
Performance-based Compensation			
Cash Bonus	144.300	136,500	130,000
Stock Options[1]	103,005	58,636	93,569
Total Direct Compensation	466,998	403,213	406,964
Other Annual Compensation[6]	121,697	108,059	71,989
Annual Pension Service Cost[3]	56,168	50,097	30,035
Total Compensation	644,863	561,369	508,988

(1) The estimated fair value of stock options is calculated at the grant date using a binomial option pricing model with variables regarding expected option life, volatility, dividends as well as the risk-free interest rate.

(2) These options represent a one time grant issued in accordance with the terms of Mr. Pollock's employment agreement. See "Report on Executive Compensation".

(3) The annual pension service cost only applies to Mr. Young and is the value of the projected pension benefit earned for the year of service credited in the fiscal year. This value is determined in accordance with generally accepted accounting principles and is dependant on the actuarial assumptions used for the year. The annual pension service cost for Mr. Pollock is $nil because the Bank is unable to make contributions to the defined contribution provision due to the plan's surplus position.

(4) Ms. Ball, Mr. Addington and Mr. Garvey participate in the Bank's Group RRSP Plan. In 2006, Mr. Garvey was ineligible to contribute to an RRSP during the year and received funds in lieu of the Bank's contribution to his RRSP. Bank contributions are included in Other Annual Compensation.

(5) Mr. Garvey became an officer of the Bank upon commencement of employment on November 1, 2005.

(6) Includes the value of CWB common shares held in the CDI Trust which vested and were released to Mr. Young. Amounts reported in 2005 and 2006 have been restated as prior disclosure included, in error, the Annual Pension Service Cost of Mr. Young's pension

EXECUTIVE CONTRACTS

President and CEO of the Bank

The President and CEO of the Bank has an employment agreement with the Bank which provides that if the CEO's employment is terminated without cause, or if the Bank is sold, merged or liquidated, or if its normal operations are changed in such a manner as to eliminate the CEO or the position, then the Bank will pay the CEO a termination and compensation settlement equal to twice the product obtained by averaging the two most recent full years of total compensation immediately prior to termination while employed with the Bank unless he accepts a position with another employer prior to payment of the settlement. The total compensation includes all bonuses and benefits, but excludes any options granted to the CEO.

The CEO was also entitled as of January 2, 2007 to a retiring allowance equal to 18 months of salary. The retiring allowance is payable at the earlier of CEO's retirement date and the date the CEO attains the age of 65. Further details on the CEO's employment agreement are provided under "Report on Executive Compensation".

President and CEO of CDI

The President and CEO of CDI has an employment agreement with CDI which provides that if his employment is terminated without cause, CDI is sold, merged or liquidated or CDI's normal operations are changed in such a manner as to eliminate substantively his position, then CDI will pay the President a termination and compensation settlement, unless he decides to remain with CDI or he accepts a senior position with any company prior to payment of the settlement. The dollar value of such settlement shall be determined by averaging the two most recent full years of total compensation and multiplying that average by 22/12. Total compensation includes bonuses and all benefits, but excludes any options granted to Mr. Young.

REPORT ON EXECUTIVE COMPENSATION

Compensation Objectives

In considering any changes, the members of the Corporate Governance and Human Resources Committee recognize total compensation arrangements are designed in order to:

1. attract and retain competent motivated individuals at all levels;
2. relate the financial success of the employee with shareholder interests;
3. allow the individuals to share in the success of the Bank; and
4. encourage individuals to focus on and be motivated by the long term success of the Bank.

Elements

A. Base Salary

The goal of the Corporate Governance and Human Resources Committee is to ensure a fair base salary relative to a comparator group while allowing significant room for both short-term and long-term performance incentives, arriving at a total salary and cash bonus compensation level of between the 50th and 75th percentile of the comparator group.

B. Short-Term Incentive

The Bank has a bonus program for senior management (officers at the level of Vice President or higher, but not including the CEO). The program recognizes the achievement of individual and departmental performance goals but is primarily reflective of the Bank's annual success relative to budget. For these officers, the range of bonus opportunity for the 2007 fiscal year was to a maximum of 65% of annual base salary, with the actual percentage potential determined by level of seniority. The more senior the position the greater the "at risk" component of total compensation.

C. Long-Term Incentive

The Bank's long-term incentive plan is considered an integral part of the Bank's total compensation strategy and has been designed to address several important objectives, which are to:

1. align the interests of senior employees with the long term success of the Bank;
2. motivate and retain key high performing individuals;
3. align the financial rewards of key high performing individuals with those of the shareholders; and
4. ensure the program minimizes the dilutive impact of the stock option program.

Share Incentive Plan

The above long-term objectives are addressed through the Bank's share incentive plan (the "Plan"). Stock options are granted to individuals in management level positions who have performed at a satisfactory level or better and typically after a minimum tenure of two years.

In order to accomplish these objectives the Bank has decided not to grant in any year, options exercisable for more than 2% of the outstanding common shares and to limit the number of options outstanding to a maximum of 10% of the outstanding common shares of the Bank.

Under the Plan, the exercise price and term of an option are determined by the Board; however, the exercise price of an option must not be less than the weighted average trading price of the Bank's common shares on the TSX for the four consecutive trading days preceding the day on which the option is granted plus the day of grant and the term of the option may not be more than eight years from the date of the grant. The term of the option is subject to early termination in the event of termination of employment. Options vest according to dates established by the Corporate Governance & Human Resources Committee but are normally three years after the date of the grant. The Committee may, in its sole discretion, accelerate the time at which any options may be exercised in whole or in part. Options are not transferable except in limited circumstances. The Plan does not contain a specified limit on the number of options that may be granted to insiders, as a group, or to any one person under the Plan. As at December 31, 2007, 2,665,735 shares representing 44.49% of the shares available under the Plan, if amended, have been reserved for issuance under options granted to insiders of the Bank. No financial assistance is provided to any option holder to facilitate the exercise of outstanding options.

If an option holder is terminated for cause, options which are exercisable must be exercised within 30 days and options which are not exercisable are immediately forfeited. If the option holder is terminated other than for cause or resigns, options which are exercisable must be exercised within one year or 90 days, respectively, and options which are not exercisable are immediately forfeited. If an option holder retires, depending upon the date the options were granted, options which are exercisable on the date of retirement must be exercised within two years of retirement and options which are not exercisable continue to vest for two years and must be exercised within one year of vesting or all options that would have vested within two years of retirement vest and all unexercised options must be exercised within 18 months of retirement. If an option holder dies, all options immediately vest and must be exercised within two years from the date of death. In no event may an option be exercised after its expiry date.

The Plan provides an option holder with a cashless settlement alternative, whereby the value of the options at the time of exercise can be settled by the surrendering of the options for "Substituted Rights" and the immediate conversion of those rights into common shares. One of the benefits of the cashless settlement is that the rate of dilution is reduced.

As opposed to issuing the number of shares equivalent to the number of options that have been exercised, the number of shares to be issued is determined by the following formula:

$$\text{Number of Common Shares} = \text{Number of Substituted Rights} \times \frac{\text{(Current Price-Exercise Price)}}{\text{Current Price}}$$

Where:

(a) "Current Price" means the closing price of the Common Shares on the TSX on the date the notice of exchange is delivered to the Bank; and

(b) "Exercise Price" means the exercise price of the options.

If an option holder elects to exercise any option that was granted on or after September 1, 2004 (as opposed to exercising the cashless settlement alternative), the Bank may require the option holder elect the cashless settlement alternative.

The Plan may be amended by the Board at any time, subject to applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that requires the approval of shareholders or any governmental or regulatory body. Without limiting the generality of the foregoing, the Board may make the following types of amendments to the Plan without seeking shareholder approval:

(a) amendments of a "housekeeping" nature;
(b) amendments necessary to comply with the provisions of applicable law or regulation;
(c) a change to the vesting provisions of a security or the Plan;
(d) a change to the termination provisions of an option or the Plan which does not entail an extension beyond the original expiry date;
(e) amendments respecting administration of the Plan;
(f) the addition, removal or modification of a cashless exercise feature, payable in cash or Common Shares, whether or not it provides for a full deduction of the number of underlying Common Shares from the Plan reserve;
(g) amendments necessary to suspend or terminate the Plan; and
(h) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Shareholder approval is required for the following types of amendments:

(i) amendments to the number of Common Shares issuable under the Plan, including an increase to a fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;
(ii) any amendment which reduces the exercise price or purchase price of an option held by an insider;
(iii) any amendment extending the term of an option beyond its original expiry date except as otherwise permitted by the Plan;
(iv) the adoption of any option exchange involving the cancellation and reissuance of options;
(v) any amendment expanding participants to include non-employee directors; and
(vi) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

To the extent of any conflict between subsections (a) to (h) and subsections (i) to (vi) above, the latter shall prevail. Certain refinements to the above amendment provisions of the Plan are being sought at the March 6, 2008 shareholders meeting. See "Amendments to Share Incentive Plan".

The Board may, in its discretion, suspend or terminate, or fix a date for the termination of the Plan. No such termination shall affect any grants previously made which have neither expired nor been terminated.

During the last fiscal year, the Board approved minor housekeeping changes to the Plan. At the shareholders' meeting that was held on March 8, 2007 the shareholders approved amendments to increase the number of shares issuable under the Plan by 1,000,000 common shares and to require shareholder approval prior to certain amendments to the Plan.

Group RRSP

All officers (other than those for whom the Bank has arranged a pension plan) are eligible to participate in the Bank's Group RRSP. The Bank contributes an amount equal to 3.0% of base salary and matches the employee's contribution up to an additional 4.5%. If the maximum contribution exceeds the RRSP contribution limit for that year, the individual's contribution is reduced. The Bank's contributions vest immediately.

Weighting

Components of overall compensation vary with the position and that particular position's ability to impact the Bank's success. The following table outlines the Bank's current mix of executive compensation components:

Title	Base as a % of Total Compensation	Short-Term Bonus Incentive as a % of Base	Short Term Bonus as a % of Total Compensation	Long Term Incentive as a % of Base[2]	Long Term Incentive as a % of Total Compensation[2]
President & CEO	30%	100%[1]	30%	110%	40%
Executive Vice President	40%	65%	25%	80%	35%
Senior Vice President	45%	45%	25%	60%	30%
Vice President	55%	30%	20%	40%	25%

(1) While the target bonus is 100% of salary, the maximum for this position is 125% of base salary.
(2) Value determined by using a projected price for options minus the price at the time of grant times the number of options granted.

Compensation of the President and Chief Executive Officer

The components of the CEO's total compensation consist of salary and benefits, an annual bonus, stock options and a contribution to a retirement vehicle of his choice.

The short-term incentive program for the CEO is tied directly to the Bank's financial results and includes three major areas: Leadership weighted at 33%, Shareholder Value weighted at 37%, and Operational Results weighted at 30%. Each of these areas contains specific targets which are established and/or reviewed on an annual basis. It is expected that a bonus, equivalent to 100% of salary, will be paid if all targets are met. An additional 25% of annual salary is possible if performance exceeds one or more of the specified targets. The maximum payment under this program is 125% of annual base salary. After reviewing the financial results the Corporate Governance and Human Resources Committee also considers extraordinary circumstances which may have contributed to the results, subsequent to the setting of the targets. Further, the Corporate Governance and Human Resources Committee has determined to maintain a certain degree of flexibility to ensure long-term strategic decisions are not compromised to attain better short-term results.

The Corporate Governance and Human Resources Committee was very pleased with the performance of the Bank in 2007 under the leadership of Mr. Pollock. Net income growth for the Bank for fiscal 2007 was 34%, compared to a target of 20% and total revenue (teb) growth was 23% compared to a target of 15%. Loans grew by 28%, 14% more than target, while maintaining strong credit quality. The provision for credit losses as a percentage of average loans was 0.16% compared to a target of 0.20%. Return on equity was 17.4%, compared to a target of 15%, and return on assets was 1.18% compared to a target of 1.10%. The Bank's overall efficiency was excellent again this year with an efficiency ratio (teb) of 44.6% compared to a target of 46%. As a result of these excellent results the Corporate Governance and Human Resources Committee awarded Mr. Pollock a bonus of 125% of base salary.

In order to ensure continuity of management, as well as "management culture", the Bank entered into an employment agreement with Mr. Pollock during fiscal 2006. This employment agreement provided for the one time issuance of 320,000 options (the "Retention Options") (on a post stock dividend basis) which were granted on May 31, 2006. These options vest, become exercisable and expire in accordance with the following chart.

# of Options Granted(1)	Date Vested	Age	Exercisable Date(2)	Expiry Date
40,000	January 2, 2007	60	June 1, 2009	April 30, 2011
40,000	January 2, 2008	61	June 1, 2010	April 30, 2012
60,000	January 2, 2009	62	June 1, 2011	April 30, 2013
80,000	January 2, 2010	63	January 1, 2012	July 1, 2013
100,000	January 2, 2011	64	January 1, 2012	July 1, 2013

(1) The number of options has been adjusted to reflect the stock dividend of one share for each common share outstanding which was paid on January 18, 2007 to shareholders of record on January 11, 2007.
(2) Date exercisable is subject to normal trading blackouts.

If any of the Retention Options have not vested as of the date Mr. Pollock ceases to be employed by the Bank, such options are forfeited. Vested Retention Options and other options granted under the Plan are governed by the Plan and become exercisable in accordance with the termination provisions of the Plan.

The employment agreement also provides for the issuance in each calendar year of that number of options with an exercise price aggregating to three times Mr. Pollock's base salary as at November 1 of the prior calendar year. In accordance with the employment agreement, Mr. Pollock was granted 65,000 options (on a post stock dividend basis) during the last twelve months with an aggregate exercise price of $1,646,580.

Shareholding Requirements for Executive Officers

The Bank encourages its employees to participate in ownership of the Bank through the Plan and its Employee Share Purchase Plan as long-term incentives. The Board has adopted a policy which requires the top five executive positions, by salary level, to hold a specific minimum amount of shares, calculated using the average daily trading price, as follows:

President and CEO	4 times annual salary
Next 4 Positions	1 times annual salary

Each Named Executive Officer must achieve the minimum shareholdings within 3 years of the executive's appointment. All Named Executive Officers, except for Mr. Garvey, have achieved the minimum shareholdings. Mr. Garvey is not required to meet the minimum shareholdings until the end of fiscal 2008.

Composition of Corporate Governance & Human Resources Committee

The members of the Corporate Governance and Human Resources Committee are identified below. No member of the Corporate Governance and Human Resources Committee has ever been an officer or employee of the Bank.

Jack C. Donald, Chair
Albrecht W.A. Bellstedt, Q.C.
Allan W. Jackson
Robert A. Manning
Howard E. Pechet
Robert L. Phillips

STOCK PERFORMANCE GRAPH

Five-Year Total Shareholder Return on $100 Investment (assuming reinvestment of dividends)



CWB
S&P/TSX Financials Index (Total Return)
S&P/TSX Composite Index (Total Return)
600
500
400
300
200
100
0

	2002	2003	2004	2005	2006	2007
CWB	100	158	191	286	348	513
S&P/TSX Financials Index (Total Return)	100	136	164	191	230	264
S&P/TSX Composite Index (Total Return)	100	127	147	175	214	259

The above graph shows the cumulative return over five years of $100 invested in common shares of CWB as at October 31, 2002 compared to the cumulative return of $100 invested in the S&P/TSX Composite Index and in the S&P/TSX Banks and Trust Index over the same period.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table lists the number of securities to be issued upon the exercise of outstanding options, the weighted-average exercise price of the outstanding options and the number of securities remaining for future issuance under equity compensation plans as at October 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights ($)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders	4,911,277	16.96	265,080
Equity compensation plans not approved by shareholders [(1)]	-	-	-
Total	4,911,277	16.96	265,080

(1) Approval of the shareholders is being sought at the meeting. See "Business of the Meeting – Amendment to Share Incentive Plan".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors are or were indebted to the Bank for any purpose during the course of the financial year. No executive officers are, or have been during the course of the financial year, indebted to the Bank with respect to indebtedness entered into in connection with a purchase of securities of the Bank or any of its subsidiaries. There is no indebtedness to any subsidiaries of the Bank, and neither the Bank nor any of its subsidiaries has issued any guarantees, support agreements, letters of credit or other similar arrangements to another entity in connection with indebtedness to that entity by any officer, director or employee or former officer, director or employee of the Bank or any of its subsidiaries.

The table below shows the aggregate indebtedness to the Bank of all executive officers, directors, employees and former executive officers, directors and employees of the Bank and its subsidiaries as at December 31, 2007. This amount excludes routine indebtedness as defined under Canadian securities laws, except for indebtedness in the form of residential mortgages to officers, directors and employees which is included.

Aggregate Indebtedness

AGGREGATE INDEBTEDNESS ($)		
Purpose	To the Bank or its Subsidiaries as at December 31, 2007	To Another Entity as at December 31, 2007
Share purchases	-	-
Other	65,749,598[(1)]	-

(1) $54,097,693 of which represents indebtedness in the form of residential mortgages.

Non-Routine Indebtedness of Directors and Executive Officers (1) (2)

The table below shows the aggregate non-routine indebtedness of directors and executive officers of the Bank and their associates.

Name and Principal Position	Involvement of Bank or Subsidiary	Largest Amount Outstanding During 2007 Financial Year ($)	Amount Outstanding as at December 31, 2007 ($)
Christopher Fowler Senior Vice President, Credit Risk Management	Lender	439,243	178,806 (3)
Randell Garvey Executive Vice President, Corporate Support	Lender	350,000	344,037 (4)
Ricki Golick Treasurer	Lender	243,518	236,623 (5)
Carolyn Graham Vice President and Chief Accountant	Lender	216,139	204,704 (6)
Michael Vos Chief Technology Officer	Lender	275,202	264,387 (7)

(1) Routine indebtedness is defined to include (i) loans of $50,000 or less to directors, or executive officers, that are made on terms no more favourable than the terms on which loans are made to employees generally; (ii) loans to directors and executive officers who are full-time employees, if these loans are fully secured by their residence and do not exceed their annual salary; and (iii) loans to directors or proposed nominees for election as a director if made on the same terms as available to other customers and involve no more than usual risks.

(2) "Executive Officer" means: a chair, vice-chair, president, a vice president in charge of a principal business unit, division or function (including sales, finance or production), and an officer of CWB or any of its subsidiaries who performed a policy-making function in respect of CWB, or any other individual who performed a policy-making function in respect of CWB.

(3) Represents a mortgage with a 3-year term at 3.00%

(4) Represents a mortgage with a 5-year term at 3.44%

(5) Represents a mortgage with a 5-year term at 3.75%.

(6) Represents a mortgage with a 5-year term at 3.00%.

(7) Represents two mortgages, one with a 5-year term at 3.05% and one with a 5-year term partially at 4.45% and partially at 0%.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Bank has purchased at its expense group liability insurance in the amount of $80 million for its protection and for the protection of its directors and officers. The Bank paid a total premium of $443,150 relating to the policy covering the year ended October 31, 2007. There is a deductible of $50,000 for each Bank loss but no deductible applicable to a loss relating to only one officer or director or to the aggregate of all officers and directors.

PART IV - CORPORATE GOVERNANCE

INTRODUCTION

Sound and effective corporate governance has always been a priority for Canadian Western Bank. The Board of Directors and management of the Bank are committed to govern and maintain the Bank's operations effectively and efficiently within its regulatory environment. Corporate governance policies are reviewed regularly for improvement and are designed to strengthen the ability of the Board to effectively supervise management and enhance long-term shareholder value.

The Board's Corporate Governance & Human Resources Committee provides direction, monitors compliance and makes recommendations to the Board to enhance corporate performance and promote ongoing improvement in Board effectiveness.

THE BOARD OF DIRECTORS

Independence

The Board has reviewed the status of each of its directors to determine whether such director is "independent" as defined in National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI58-101") and "affiliated" as defined by the affiliation regulations set forth in the Bank Act. The review included the completion of self-assessment questionnaires by each of the directors and a detailed review of such questionnaires by the Conduct Review Committee. As a result of this review and after consideration of all business, charitable and family relationships among the directors and the Bank, the Board has determined that all of the directors, except Mr. Pollock, (or 92% of the Board) are both independent and not affiliated with the Bank. Mr. Pollock is not independent and is affiliated with the Bank as a result of his position as President and Chief Executive Officer of the Bank. It is a requirement under the Bank Act that the Chief Executive Officer be a director of the Bank.

Other Directorships

The names of all other reporting issuers on which each director of the Bank serves as a director is set out in this Management Proxy Circular under the heading "Election of Directors" on page 4.

Board Meetings

The Board held four regular meetings and two special meetings during fiscal 2007. At the end of every regularly scheduled Board meeting a session is held without any management, including the CEO, present.

Chairman

Mr. Jack Donald is the Chairman of the Board. Mr. Donald is an independent director as defined in NI58-101. As Chairman of the Board his responsibilities include ensuring that the Board functions effectively and independently of management and that it meets it obligations and responsibilities as set out in its mandate.

Attendance Record

Directors are expected to attend the Annual Meeting as well as board meetings and meetings of committees on which they serve. During the period from November 1, 2006 to October 31, 2007 the Board of Directors held 6 meetings, the Conduct Review Committee held 2 meetings, the Audit Committee held 4 meetings, the Corporate Governance & Human Resources Committee held 4 meetings, and the Loans Committee held 32 meetings. In all, there were 6 Board meetings and 42 Committee meetings.

A summary of the record of attendance of directors at each meeting of directors and at each committee meeting held during the year ended October 31, 2007 as required by NI58-101 and the Bank Act, is set out in this Management Proxy Circular under the heading "Election of Directors" on page 4.

BOARD MANDATE

The Board's Mandate sets out the Board's purpose, organization, duties and responsibilities. A copy of the mandate is attached hereto as Appendix "A".

POSITION DESCRIPTIONS

The Board has developed written position descriptions for the Chairman of the Board as well as the Chair of each board committee. The Board has also developed a written position description for the CEO.

ORIENTATION AND CONTINUING EDUCATION

The Bank has not adopted a formalized process of orientation for new Board members although all directors are provided with a Directors' Manual, which includes a copy of all Board and committee mandates and policies, the Bank's by-laws and other reference material. New directors are also provided the opportunity to meet with senior management and other directors.

Directors are kept informed as to matters impacting, or which may impact, the Bank's operations through reports and presentations at the quarterly Board meetings. Special presentations on specific business operations are also provided to the Board. In 2007, presentations were made to the Board on the liquidity issues associated with the asset-backed commercial paper market, the Bank's business strategy and the Bank's information technology strategy. In addition, a presentation was made to the Audit Committee on International Financial Reporting Standards.

ETHICAL BUSINESS CONDUCT

Code of Conduct

The Bank has a written code of conduct for its directors and a written code of conduct for its officers and employees. A copy of both of these codes may be found on the Bank's website at www.cwbankgroup.com. The Board monitors compliance with the codes by requiring each director, officer and employee to annually sign a certificate confirming his/her compliance with the applicable code. To the knowledge of the Board, there have been no departures from the code during fiscal 2007 that would have required the filing of a material change report.

Related Party Transactions

In the event a director or executive officer has a material interest in any transaction or agreement considered by the Board, or any committee of the Board, such interest must be declared and recorded in the minutes of the meeting and the director or executive officer must vacate the meeting while the transaction or agreement is being discussed. The responsibilities of the Conduct Review Committee include establishing procedures to ensure disclosure and review of related party transactions in accordance with the requirements under the Bank Act. These procedures include obtaining an annual certificate from each director and officer of the Bank, which certificate discloses all related parties of the director or officer and any related party transactions with the Bank.

Culture of Ethical Business Conduct

The Board believes that a culture of strong corporate governance and ethical business conduct must be endorsed by the Board and the executive officers. The codes of conduct address many areas of business conduct. A whistleblower procedure for the Bank has been established through which complaints or concerns regarding questionable audit or accounting matters can be made.

The Bank has adopted a corporate disclosure policy which is reviewed annually. Quarterly and annual financial packages are reviewed by an internal Disclosure Committee prior to being recommended for Board approval and CEO/CFO certification of annual and interim filings. Inquiries and requests for information from shareholders and potential investors receive prompt attention from an appropriate officer. The Bank's quarterly earnings conference calls with analysts and institutional investors are broadcast live, via the Internet, and archived on the Bank's web site for sixty days. The calls are also accessible on a live and recorded basis via telephone to interested retail investors, the media and members of the public. The Bank also includes all significant disclosure documents on its website at www.cwbankgroup.com.

The Bank has engaged an independent Ombudsman to receive complaints from banking clients who are unable to obtain satisfaction from the internal complaint handling process.

NOMINATION OF DIRECTORS

Nominating Committee

The Corporate Governance & Human Resources Committee has responsibility for identifying new candidates for board nomination. This committee is comprised of six directors all of whom are independent. The mandate of this committee in respect of nomination and board assessment matters specifically sets out the following duties and responsibilities:

- identify and recommend to the Board qualified candidates to be considered for Board membership;
- review, monitor, and make recommendations regarding new director orientation and the ongoing development and education of existing Board members;
- evaluate biennially Board effectiveness, membership, selection criteria, composition and size and make recommendations to the Board, and on alternate years, evaluate the involvement and contribution of the individual members; and
- make recommendations to the Board regarding revisions to the Board of Directors' Manual.

New Candidates

The Corporate Governance & Human Resources Committee annually reviews both the size and composition of the Board in accordance with the Bank's policy "Board and Member Review and Assessment". The Board is comprised of 12 directors, which is large enough to permit a diversity of views and staff the committees, without being so large as to detract from its efficiency and effectiveness. In considering new nominees for the Board, the Committee assesses the skills, expertise and experience of the incumbent directors in order to determine the skills, expertise and experience it should seek in new board members to add value to the Board. As each director is expected to participate on one or more of the Board's four committees, expertise and experience related to a particular committee may be considered by the Committee. The Committee also considers such matters as a candidate's integrity, independence and residency. The Committee then assesses each potential nominee against the criteria developed by the Committee.

COMPENSATION

Compensation Committee

The Corporate Governance & Human Resources Committee has responsibility for determining the compensation of the Bank's directors and officers. This committee is comprised of six directors all of whom are independent. The mandate of this committee in respect of compensation matters specifically sets out the following duties and responsibilities:

- review and recommend to the Board the fees and other benefits to be paid to directors;
- review and recommend to the Board the employment and appointment of the executive officers;
- review the position descriptions for the executive officers, ensuring such descriptions remain current and appropriate;
- establish an executive compensation structure for the CEO and, in conjunction with the CEO, establish an executive compensation structure for all other executive officers of the Bank and its affiliates;
- ensure an annual performance appraisal is completed for the CEO and that it is reviewed with him by the Chairman of the Board;
- review and recommend to the Board any written employment related contract entered into between the Bank or one of its affiliates and an officer;
- establish, amend, monitor and, where appropriate, terminate all compensation plans and arrangements for officers and employees of the Bank and its affiliates; and
- review the human resource succession plan as prepared by senior management for all officers of the Bank and its affiliates.

Determination of Compensation

The remuneration paid to the Bank's directors and officers is reviewed each year by the Corporate Governance & Human Resources Committee. The level of remuneration is designed to provide a competitive level of remuneration relative to comparable positions in the marketplace. A comparator group is developed by identifying companies, primarily within the Bank's market, of similar size considering value of assets, number of employees and revenue. Consultants are periodically retained to obtain this information and to assess the Bank's relative position. The aggregate annual remuneration payable to all directors is set out in the Bank's by-laws. Any increase to this total amount requires shareholder approval.

Compensation Consultants

The Corporate Governance & Human Resources Committee has the power to retain consultants, including compensation consultants or advisors, as the Committee may determine necessary or advisable to carry out its responsibilities. No outside advisors were retained by the Committee during the year ended October 31, 2007.

BOARD COMMITTEES

The Board has four standing committees; the Audit Committee, the Conduct Review Committee, the Corporate Governance & Human Resources Committee and the Loans Committee. The Audit Committee and Conduct Review Committee are required committees under the Bank Act. All directors currently participate in at least one standing committee.

Audit Committee

This committee is comprised of five financially literate and independent directors. A complete copy of the Audit Committee Mandate is attached as Appendix "A" to the Bank's Annual Information Form dated December 10, 2007, which has been filed on SEDAR at www.sedar.com.

Conduct Review Committee

This committee is comprised of four independent directors. Its written mandate is summarized as follows:

- establish procedures to ensure disclosure of transactions with specified related parties of the Bank and review any such transactions to ensure compliance with the Bank Act, either approving or declining the transactions, as required;
- review and approve internal policies for credit arrangements and financial services available to employees of the Bank under the regulations concerning officers and associated parties;
- monitor aggregate transactions of the Bank with directors and officers and their interests to ensure continued compliance with the Bank Act and that excesses over the permitted limits are brought to the Board for consideration;
- review the conduct policy and any other specialized standards on an annual basis to ensure relevance and completeness in regard to legislative requirements;
- monitor procedures for conflicts of interest, confidential information, disclosure of information and handling of customer complaints, and be satisfied that the procedures are being adhered to; and
- ensure every employee, officer and director agrees to comply by way of an annual written acknowledgement, with the Bank's conduct policies.

Corporate Governance & Human Resources Committee

This committee is comprised of six independent directors. This committee is responsible for the identification of new directors (as described under "Nomination of Directors" above) and the determination of the compensation of the Bank's directors and officers (as described under "Compensation" above). In addition, this committee's written mandate includes the following:

- review corporate governance trends and best practices and make recommendations to the Board on changes to the Bank's governance policies and practices; and
- review and monitor compliance with corporate governance guidelines and report instances of non-compliance to the Board.

Loans Committee

This committee is comprised of ten directors, nine of whom are independent. Mr. Phillips serves as an alternate member and in such capacity attends meetings only when required to ensure a quorum. The CEO, who is not independent, is a member of this committee. This committee's written mandate is summarized as follows:

- establish and approve lending limits for the Bank and the CEO within the limits established by the Board and review such limits at least annually;
- review, approve and/or decline all credit applications which are in excess of the lending limit for the CEO but within the Committee's lending limit or which relate to loans to, or guaranteed by, a foreign country;
- make recommendations to the Board for loan proposals in excess of the Committee's limit;
- review the policy of Director Related Loans and make recommendations to the Board;
- approve all amendments to the Bank's lending policies and guidelines;
- review management's recommendations for the allowance for impairment and loan write-offs and make recommendations to the Audit Committee; and
- review no less than quarterly the Bank's management of loan and portfolio credit risk issues and make recommendations to the Board.

ASSESSMENTS

In response to the Board's commitment to effective corporate governance, a two-pronged evaluation process has been initiated. In "even" years, the Board members assess their effectiveness as a Board. In "odd" years, a peer evaluation of each member is scheduled.

During the board assessment, members are asked to rate items such as structure and size of the Board, the knowledge and diversity of the membership as well as the timeliness and completeness of information received for discussion and the overall effectiveness of the decision making process. The peer evaluation involves questions such as effectiveness in discussions and decision-making, attendance and whether the director's non-Bank activities enhance or detract from shareholder value.

Both evaluation processes are conducted in-house and require all members to complete questionnaires that are forwarded to the Chairman of the Corporate Governance & Human Resources Committee. The Chairman then compiles the results and prepares a single document that includes any comments that may have been forwarded. Anonymity of the particular submitter is maintained with the aggregate results presented to the Corporate Governance & Human Resources Committee for discussion and action if required. The results are then communicated on an aggregate basis to the full Board for discussion and recommendations as required.

PART V – OTHER INFORMATION

SHAREHOLDER PROPOSALS

There were no shareholder proposals submitted for consideration at this meeting. The final date for submitting shareholder proposals to the Bank for the 2009 Annual Meeting is October 9, 2008.

ADDITIONAL INFORMATION

Additional information relating to the Bank may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Bank's Consolidated Financial Statements and Management's Discussion and Analysis for the year ended October 31, 2007 which are both available on SEDAR at www.sedar.com and in the 2007 Annual Report.

Copies of the information referred to in this section may be obtained by writing to the Corporate Secretary, Canadian Western Bank, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or via the Bank's website at www.cwbankgroup.com.

DIRECTORS' APPROVAL

The Board of Directors has approved the content and sending of this Management Proxy Circular.



Gail L. Harding, Q.C.
Vice President General Counsel
and Corporate Secretary
January 8, 2008

SCHEDULE "A"

CANADIAN WESTERN BANK
MANDATE OF THE BOARD OF DIRECTORS

Introduction

The Board's primary responsibility is to oversee the management of the business and to pursue the best interests of the Bank. The Board has plenary power and exercises overall responsibility for the management and supervision of the affairs of the Bank.

Board Size and Criteria

Under the *Bank Act*, the Board must consist of at least seven and not more than twenty-five directors, two thirds of the directors must be resident Canadians at the time of election or appointment and no more than 15 percent may be employees of the Bank or a subsidiary of the Bank. A majority of the directors of the Board shall be independent within the meaning of Multilateral Instrument 52-110 *Audit Committees*. If a person will have reached the age of 75 years at the time of the election of the Board, he is not eligible to be nominated as a director.

Board Meetings

In order for the Board to transact business, a majority of the directors must be present and a majority of those present must be resident Canadians. The Board shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall occur at least once each quarter. The Board shall have an *in camera* session at each Board meeting with only independent directors present

Reports From Committees/Subsidiaries

Unless waived by the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee's meeting. Each board of a material subsidiary that does not have the same directors as the Board shall provide a report to the Board on material matters considered by the subsidiary board at the first Board meeting after the subsidiary's meeting.

Chairman

The Board shall appoint a Chairman of the Board who shall have responsibility to ensure that the Board discharges its duties and responsibilities. The Chairman of the Board shall be an independent director.

Outside Advisors

The Board shall have the authority to retain, at the Bank's expense, independent advisors and consultants to advise the Board as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Board may request any officer or employee of the Bank, or the Bank's internal or external auditors or legal counsel to attend a meeting of the Board or to meet with any directors of, or consultants to, the Board.

Governance

The Board of Directors has responsibility for developing the Bank's approach to governance issues although the Corporate Governance & Human Resources Committee plays a key role by recommending and reporting on governance issues, including ethical conduct, to the Board. The Board may delegate specific governance issues to other committees of the Board. The Board is responsible for establishing the appropriate procedures to ensure that the Board, Board committees and individual directors can function independently of management.

General Duties

It is the duty of the directors of the Bank to manage, or supervise the management of, the business and affairs of the Bank. In exercising his or her duties every director shall act honestly and in good faith with a view to the best interests of the Bank and exercise the care, diligence and skill that a reasonably prudent person would exercise in similar circumstances. Each director shall also comply with the provisions of the Bank Act, the regulations under the Bank Act and the by-laws of the Bank.

Directors' Duties and Responsibilities

The Board has responsibility for stewardship of the Bank, including:

- to the extent feasible, satisfying itself as to the integrity of the Chief Executive Officer (the "CEO") and other executive officers (as defined in National Instrument 51-102 *Continuous Disclosure Obligations*) and that the CEO and other executive officers create a culture of integrity throughout the organization;
- adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;
- the identification of the principal risks of the Bank's business, and ensuring the implementation of appropriate systems to manage these risks;
- overseeing succession planning (including appointing, training and monitoring senior management);
- adopting a communication and disclosure policy for the Bank;
- overseeing the Bank's internal control and management information systems;
- developing the Bank's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Bank; and
- reviewing and disclosing, no less than annually, measures for receiving feedback from stakeholders.

In addition to the above, the Board shall:

- with the assistance of the Corporate Governance & Human Resources Committee, review and ratify the employment, appointment, grade levels and compensation of the top five executive employees of the Bank and approve all senior officer appointments (Vice-President and higher);
- with the assistance of the Corporate Governance & Human Resources Committee, develop a position description for the Chief Executive Officer, which together with other board approved policies and practices, should provide for a definition of the limits to management's responsibilities, and approve the objectives of the Bank to be met by the Chief Executive Officer;
- with the assistance of the Corporate Governance & Human Resources Committee, ensure the performance of the Chief Executive Officer is evaluated at least annually;
- with the assistance of the Corporate Governance & Human Resources Committee, develop a process to evaluate the effectiveness of each director and the Board as a whole on no less than a biennial basis;
- review and approve the strategic plan, the annual business plan and accompanying capital plan and financial operation budget, including capital expenditures;
- approve material divestures, acquisitions and financial commitments;
- with the assistance of the Audit Committee, approve the annual audited financial statements, Management's Discussion and Analysis ("MD&A"), Annual Information Form, Management Information Circular and other annual public documents of the Bank;
- with the assistance of the Audit Committee, approve the quarterly reports to the shareholders, including the unaudited interim quarterly statements and the quarterly MD&A;
- determine the content and frequency of management reports;
- review any recommendations from regulators or the external auditors respecting their assessment of the effectiveness of the internal controls that come to their attention in the conduct of their work;
- ensure an independent audit/inspection function is in place to monitor the effectiveness of organizational and procedural controls; and

- with the assistance of the Audit Committee and Loans Committee, approve loan write-offs.

Statutory Responsibilities Contained in the *Bank Act* (Canada)

The Board shall comply with the requirements under the *Bank Act* including, but not limited to, the following:

- establish an Audit Committee and a Conduct Review Committee to perform the duties of such committees as set out in the Bank Act;
- establish procedures and techniques; to identify and resolve situations involving potential or actual conflicts of interest; for restricting the use of confidential information; to provide disclosure of information to customers of the Bank; and for dealing with complaints;
- establish investment and lending policies, standards and procedures in accordance with the Bank Act;
- approve the Bank's annual statement and specific returns prior to submission to the Superintendent of Financial Institutions; and
- approve, when required, related party transactions, in accordance with Part XI of the Bank Act; and
- establish policies and procedures and oversee reporting with respect to related party transactions.

This mandate was last approved on June 7, 2007.

SCHEDULE "B"

CANADIAN WESTERN BANK

December 19, 2007

VIA SEDAR
Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Nova Scotia Securities Commission
Nunavut Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
Quebec Securities Commission
Saskatchewan Securities Commission
Toronto Stock Exchange
Yukon Securities Commission

Dear Sirs:

Re: Canadian Western Bank – National Instrument 51-102 (Change of Auditors of a Reporting Issuer)

Effective December 17, 2007, the auditors of Canadian Western Bank ("CWB") changed from Deloitte & Touche LLP to KPMG LLP. In accordance with National Instrument 51-102 please find enclosed:

a) CWB's notice of change of auditor;
b) a letter from Deloitte & Touche LLP, the former auditor; and
c) a letter from KPMG LLP, the successor auditor.

On behalf of CWB, I confirm that the notice of change of auditor has been approved, and the letters from the former auditor and successor auditor have been reviewed, by the Audit Committee of CWB.

Yours truly,

"*Gail L. Harding*"

Gail L. Harding, Q.C.
Vice President, General Counsel
and Corporate Secretary
Canadian Western Bank

2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 • Telephone: (780) 423-8888 • Fax: (780) 423-8897 • Website: www.cwbankgroup.com

NOTICE OF CHANGE OF AUDITOR

Canadian Western Bank ("CWB") hereby gives notice, pursuant to National Instrument 51-102, as follows:

1. The Audit Committee of CWB's Board of Directors conducted an extensive review of CWB's audit requirements and the services provided by the four largest auditing firms in Canada and recommended KPMG LLP ("KPMG") as CWB's auditor for the fiscal year ended October 31, 2008.

2. On December 17, 2007, Deloitte & Touche LLP submitted its resignation from the office of auditor of CWB and this resignation was accepted by CWB.

3. CWB's Board of Directors appointed KPMG effective December 17, 2007 until the date of the next annual meeting, at which time shareholders will be asked to vote on the appointment of KPMG as CWB's auditor. Management of CWB intends to recommend the appointment of KPMG as CWB's auditor at the annual meeting of shareholders to be held on March 6, 2008.

4. There has been no adverse or qualified opinion or denial of opinion or reservation contained in the auditors' reports on CWB's annual financial statements for the two fiscal years preceding the date of this notice.

5. There have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED at Edmonton, Alberta this 17th day of December, 2007.

Deloitte.

Deloitte & Touche LLP
2000 Manulife Place
10180 - 101 Street
Edmonton AB T5J 4E4
Canada

Tel: 780-421-3611
Fax: 780-421-3782
www.deloitte.ca

December 18, 2007

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Government of the Northwest Territories, Registrar of Securities
Government of Yukon, Registrar of Securities
Government of Nunavut, Registrar of Securities

Dear Sirs/Mesdames:

As required by subparagraph 4.11(5)(a)(ii) of National Instrument 51-102, we have reviewed the information contained in the Notice of Change of Auditors of Canadian Western Bank dated December 17, 2007 (the "Notice"), and, based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that the Notice will be provided to the shareholders of Canadian Western Bank.

Yours very truly,

Deloitte & Touche LLP

Chartered Accountants

KPMG

KPMG LLP
Chartered Accountants
PO Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone 604-691-3000
Fax 604-691-3031
Internet www.kpmg.ca

December 17, 2007

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Nova Scotia Securities Commission
Registrar of Securities, Nunavut
Ontario Securities Commission
Prince Edward Island Securities Office
Autorité des marchés financiers
Saskatchewan Financial Services Commission - Securities Division
Registrar of Securities, Government of the Yukon Territory

Dear Sirs:

Re: Canadian Western Bank

We have read the notice of change of auditor (the "Notice") of Canadian Western Bank dated December 17, 2007 and are in agreement with the statements in such Notice.

Yours very truly,

KPMG LLP

Chartered Accountants

CANADIAN WESTERN BANK

Shareholder Proxy Form

This proxy is solicited on behalf of the management of Canadian Western Bank (the "Bank").

The undersigned shareholder of the Bank appoints Jack C. Donald, Chairman of the Board, or failing him, Larry M. Pollock, President and CEO, or, instead of either of the foregoing, ______________________________ as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the Annual and Special Meeting of the Shareholders of the Bank to be held on March 6, 2008, and at any adjournment thereof, with the same powers the undersigned would have if the undersigned was present at the meeting, or any adjournment thereof, with power of substitution, and without limiting the generality of the foregoing, the nominee is directed to vote or refrain from voting as specified below:

1. ☐ FOR the appointment of KPMG LLP, as auditors of the Bank
   or
   ☐ WITHHOLD VOTE for such appointment

2. ☐ FOR the election of directors set out in the Management Proxy Circular
   or
   ☐ WITHHOLD VOTE in such election

3. ☐ FOR the amendments to the Share Incentive Plan as described in the Management Proxy Circular
   or
   ☐ AGAINST such amendments

> > > **TWO WAYS TO VOTE! SEE REVERSE** > > >

Proxy Information

This proxy is deemed to confer discretionary authority on the proxyholder to vote as he sees fit in the event the shareholder granting this proxy fails to specify the manner in which his shares are to be voted.

THE PROXYHOLDERS NAMED ON THIS FORM OF PROXY NOMINATED BY MANAGEMENT WILL, UNLESS INSTRUCTED OTHERWISE BY THE SHAREHOLDER GRANTING THIS PROXY, VOTE THIS PROXY IN FAVOUR OF THE APPOINTMENT OF AUDITORS, IN FAVOUR OF THE AMENDMENTS TO THE SHARE INCENTIVE PLAN AND IN FAVOUR OF THE ELECTION OF THE DIRECTORS NAMED IN THE MANAGEMENT PROXY CIRCULAR.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE BANK, AS HIS NOMINEE TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. This right may be exercised by inserting in the space provided the name of the other person and striking out the names of the nominees designated in this proxy or by completing another appropriate form of proxy.

The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for at the meeting, and if the shareholder specifies a choice in accordance with the means provided for in this proxy, the shares will be voted accordingly.

Dated this _________ day of ________________________, 2008.

____
Signature of shareholder or attorney duly authorized in writing

____
Name of shareholder (please PRINT clearly)

CANADIAN WESTERN BANK
Annual and Special Meeting of Shareholders to be held on Thursday, March 6, 2008

Notes

- If a shareholder wishes to be represented at the meeting by proxy, the proxy must be dated and executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized.

- All shareholders should refer to the accompanying Management Proxy Circular for further information regarding the completion and use of this proxy and other information pertaining to the meeting.

- If not dated in the space provided herein, this proxy will be deemed to be dated January 24, 2008.

- Each shareholder who is unable to attend the meeting is respectfully requested to date and sign this proxy and return it in the enclosed envelope or send it by fax as indicated in the Voting Instructions.

Canadian Western Bank offers two ways to cast your vote: by mail or by fax. Please choose whichever method is easiest for you.

Voting Instructions

VOTE BY MAIL: DEADLINE – MUST BE RECEIVED BY 3:00 P.M. (CENTRAL TIME) ON MARCH 4, 2008

1. Complete the front of this form.
2. Sign, date and return in the enclosed postage paid envelope.

VOTE BY FAX: DEADLINE – MUST BE RECEIVED BY 3:00 P.M. (CENTRAL TIME) ON MARCH 4, 2008

1. Complete the front of this form.
2. Sign, date and fax to (403) 233-2857.

CANADIAN WESTERN BANK

ANNUAL INFORMATION FORM

December 10, 2007

CANADIAN
WESTERN BANK

TABLE OF CONTENTS

(All information is as of October 31, 2007 unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

From time to time Canadian Western Bank (the "Bank") makes written and verbal forward-looking statements. Statements of this type are included in this Annual Information Form, including documents incorporated by reference, and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, legislative and regulatory developments, legal developments, the level of competition in the Bank's markets, the occurrence of weather related and other natural catastrophes, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. The preceding list is not exhaustive of possible factors. These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements. The Bank does not undertake, unless required by securities law, to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

CORPORATE STRUCTURE

Name, Address and Incorporation

Canadian Western Bank ("CWB" or the "Bank") is a Schedule I chartered bank under the *Bank Act* (Canada) (the "Bank Act") and was formed effective November 1, 1987 through the amalgamation of Bank of Alberta (incorporated on March 22, 1984) and Western & Pacific Bank of Canada (incorporated on March 25, 1982). CWB has also amalgamated with two other financial institutions since 1987: B.C. Bancorp (effective November 1, 1996) and North West Trust Company (effective December 31, 1994). The Bank Act is the charter of CWB and governs its operations.

CWB's head office is located at Canadian Western Bank Place, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6.

Intercorporate Relationships

The table below shows the material operating subsidiaries of CWB as well as the percentage of each class of votes attaching to all voting securities of the subsidiary beneficially owned and each subsidiary's province or country of incorporation.

Subsidiary	Percentage of Issued and Outstanding Shares Owned	Jurisdiction of Incorporation
Canadian Direct Insurance Incorporated	100%	Canada
Canadian Western Trust Company	100%	Canada
Canadian Western Financial Ltd.	100%	British Columbia
Valiant Trust Company	100%	Alberta

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

As at October 31, 2007 CWB was the seventh largest Canadian Schedule I chartered bank in terms of market capitalization. It operates only in Canada, primarily in the four western provinces. From 2004 to 2007, CWB's total assets have grown by $4.6 billion to $9.5 billion as at October 31, 2007. Since 2004, an internal loan growth rate averaging 23.5% has been achieved. CWB and its wholly owned subsidiaries Canadian Western Trust Company ("CWT"), Valiant Trust Company ("Valiant") and Canadian Western Financial Ltd. ("CWF") offer a comprehensive range of personal and commercial banking and trust services. CWB also offers property and casualty insurance through Canadian Direct Insurance Incorporated ("CDI"). CWB's business growth reflects a successful business plan as well as the ongoing economic strength of Western Canada.

DESCRIPTION OF THE BUSINESS

General

CWB is the largest Schedule I chartered bank headquartered in and regionally focused on western Canada. A comprehensive range of personal and commercial banking and trust services is provided by the Bank, CWT, Valiant and CWF. CWB's subsidiary, CDI, offers personal home and automobile insurance to customers in British Columbia and Alberta. The Bank has 35 branches located in the provinces of British Columbia, Alberta, Saskatchewan and Manitoba. In total, CWB and its subsidiaries employed 1,287 employees at October 31, 2007.

Banking and Trust

Summary

The CWB branch network consists of fifteen branches in Alberta, sixteen branches in British Columbia, three branches in Saskatchewan and one branch in Manitoba. There are also two banking operations, one located within the Edmonton Head Office and one within the Vancouver Regional Office, which only process deposits gathered through a network of agents operating throughout Canada. CWT does not operate retail branches. Its administrative and business development offices are located in Calgary, Edmonton, Vancouver, Winnipeg and Burlington. Valiant operates out of offices in Calgary, Edmonton and Vancouver and has arrangements for co-transfer agency services in Toronto and New York.

Commercial lending services are divided into four major categories: general commercial, real estate (which includes construction and development loans), equipment financing and energy. A portfolio of loans identified internally as corporate loans has also been developed through selective participation in syndications, the majority of which have been structured and led by the major Canadian banks.

It is CWB's policy to limit single and associated corporate borrowers' loan authorizations to not more than 10% of the Bank's shareholders' equity and is presently set at $50 million ($60 million if amount in excess of $50 million is CMHC insured). Customers with larger borrowing requirements are accommodated through loan syndications with other financial institutions.

Competitively priced consumer loans and mortgages are offered to customers through bank branch locations. Optimum Mortgage, a division of CWT, offers alternative residential mortgages primarily through third party mortgage brokers.

CWB offers a variety of banking services and competitively priced deposit products. Customers have access to their accounts through CWB's membership in the Interac®, Cirrus® and Exchange® automated banking machine networks, the Interac® Direct Payment system and CWB Direct®, an Internet personal computer banking system. CWB offers personal and business credit cards through an agreement with MBNA Canada Bank. Third party mutual funds are offered to customers through the Bank's mutual fund dealer subsidiary, CWF. CWT deposit products are also offered through the Bank's branch network.

Trust services are offered through CWT and Valiant. CWT's personal trust services include self-directed registered accounts, non-registered investment accounts, individual pension plans and investment loan services. CWT's corporate and group trust services include registered pension plan custody, executive compensation plan services and employee-based savings plan services. Valiant provides various services to public companies and income trusts including stock transfer and registrar services, debenture trustee services, depository and escrow services and employee plan services.

The banking and trust segment accounted for 93% of consolidated revenues in 2007 and 92% of consolidated revenues in 2006. In this segment, all revenues for each of the two most recently completed fiscal years were derived from sales to external customers outside of CWB and its subsidiaries.

Competitive Conditions

Competition mainly comes from chartered banks, credit unions, trust companies, insurance companies, asset-lenders, pension funds and other regionally-based financial institutions. CWB's bank and trust businesses operate in very competitive markets, particularly with respect to the pricing, nature and extent of products and services offered. The key competitive differences are a commitment to highly personalized service and local decision making.

Environmental Protection

CWB is exposed to some financial risk as a result of environmental laws. To manage this potential exposure, environmental risk is factored into credit evaluation procedures and property acquisitions, to ensure that CWB's interests are reasonably protected. To date these environmental risks have not had any material effect on the operations of the banking and trust segment.

Employees

At October 31, 2007, CWB's banking and trust operations employed 1,053 employees.

Insurance

Summary

The head office of the Bank's insurance subsidiary, CDI, is located in Vancouver, British Columbia. CDI uses sophisticated underwriting selection criteria to offer competitively priced personal home and automobile insurance to customers in British Columbia and Alberta. Products are offered to customers through two call centres, one in British Columbia and one in Alberta and over the Internet. During fiscal 2007, CDI began offering optional automobile insurance in British Columbia through a broker channel. This arrangement is proceeding on a pilot basis. All claims are administered using modern imaging technology and effective workflow management to maintain a "paperless" environment, which contributes to CDI's operating efficiency. CDI currently enjoys very high satisfaction ratings for sales, service and claims experience as measured by customer surveys.

The insurance segment accounted for 7% of consolidated revenues in 2007 and 8% of consolidated revenues in 2006.

Competitive Conditions

The British Columbia automobile insurance market is heavily influenced by the Insurance Corporation of B.C. ("ICBC"), a crown corporation of the Province of British Columbia. ICBC is the only permitted insurer for the mandatory basic auto liability coverage and competes with private insurance companies for the provision of additional optional coverage. Based on 2006 data from the Canadian Underwriter's 2007 Statistical Issue, CDI has approximately 25% of the available optional private automobile insurance market in British Columbia which itself comprises some 11% of the total optional automobile insurance market, the other 89% being held by ICBC. The markets for CDI's other insurance products are fully competitive with a large number of property and casualty insurance companies, most of which sell products and services through broker-based distribution channels. In 2006 and 2007, ICBC increased rates on its mandatory basic coverage where it has a monopoly and decreased rates on its optional coverage. As a result, CDI experienced lower call volume and lower sales for its optional auto product even though the pricing for its product remained competitive.

In Alberta, government enacted reforms to the provincial automobile industry that resulted in the announcement of rate rollbacks in 2004 through 2006. After absorbing the initial rate rollback in 2004, CDI applied for and received exemptions from the Superintendent of Insurance for all of the subsequently mandated rollbacks by successfully demonstrating that it was already a provider of low cost automobile insurance. However, since most insurers were subjected to the rate rollbacks CDI's competitive price advantage has been reduced. There was no government mandated rate rollback in 2007. CDI's earnings and claims loss ratio in fiscal years 2006 and 2007 were positively impacted by CDI's share of the Alberta auto insurance Risk Sharing Pools (the "Pools"). In both years, unpaid claims reserves in the Pools were decreased to reflect revised estimated loss assumptions derived by the Pools' consulting actuary. However, results from the Pools continue to be unpredictable and will add volatility to CDI's earnings in the future.

Insurance operations continue to be impacted by competitive pressures in British Columbia and regulatory changes in Alberta. An increasing number of consumers are taking advantage of CDI's technological advances and are choosing to purchase auto insurance over the Internet. Additional development is underway to further expand and improve upon this delivery capability.

Intangible Products

CDI's business is generated primarily through inbound calls in response to television, radio and newspaper advertising. As a result, awareness of the Canadian Direct Insurance brand is very important in attracting and retaining business. Through significant investment in marketing there is a high level of brand awareness in British Columbia and good opportunities to grow brand awareness in Alberta, particularly through association with the Bank's brand.

Employees

At October 31, 2007, insurance operations had 234 employees in British Columbia and Alberta.

Cycles

The property and casualty insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets characterized generally by increased competition resulting in lower premium rates and underwriting standards followed by "hard" markets characterized by lessening competition, stricter underwriting standards and increasing premium rates. The operating results are also subject to seasonal weather conditions and natural catastrophes.

SUPERVISION AND REGULATION

The Bank, along with CWT and CDI, are federally regulated financial institutions governed by the Bank Act, the *Trust and Loan Companies Act* (Canada) and the *Insurance Companies Act* (Canada), respectively. Valiant is governed by the *Loan and Trust Corporations Act* (Alberta). It is anticipated that Valiant will be continued as a federal trust company under the *Trust and Loan Companies Act* (Canada) in the first quarter of 2008. The Office of the Superintendent of Financial Institutions (OSFI) is responsible to the Minister of Finance (the "Minister") for the supervision of federally regulated financial institutions. OSFI is required to examine the affairs and business of each institution for the purpose of determining whether statutory requirements are duly observed and the institution is in sound financial condition. OSFI performs an annual examination and submits its report to the Minister of Finance thereafter.

In addition to their governing legislation, the Bank, CWT and CDI are subject to regulation under the *Financial Consumer Agency of Canada Act*. The Financial Consumer Agency of Canada enforces consumer-related provisions of the federal statutes which govern financial institutions. The activities of the Bank's trust and insurance subsidiaries are also regulated under provincial laws in respect to their activities in the provinces. The Bank's mutual fund dealer is regulated by the provincial securities commissions in the provinces in which it operates as well as the Mutual Fund Dealers Association of Canada, the self regulatory organization for mutual fund dealers. Valiant is a registered transfer agent with the Securities and Exchange Commission in the United States.

The Bank and CWT are member institutions of the Canada Deposit Insurance Corporation which insures certain deposits held at the member institutions. CDI is a member of the Property and Casualty Insurance Compensation Corporation which is the corporation protecting Canadian property and casualty policyholders against loss of benefits due to the financial failure of a member company and CWF is a member of the MFDA Investor Protection Corporation which provides certain protections to MFDA member customers in the event the MFDA member becomes insolvent.

RISK FACTORS

The risks faced by the Bank are described on pages 51 to 56 of the Annual Report and those pages are incorporated herein by reference.

DIVIDENDS

During the year ended October 31, 2007, CWB declared dividends totalling $0.34 per common share (after adjustment for the stock dividend paid on January 18, 2007, see below) as compared to $0.25 and $0.19 per share (after adjustment for the stock dividend paid on January 10, 2005 – see below) for fiscal 2006 and 2005 respectively.

The Board of Directors has declared a cash dividend of $0.10 per common share payable on January 3, 2008 to shareholders of record on December 20, 2007. CWB paid a stock dividend of one additional common share for each common share outstanding, payable on January 18, 2007 to shareholders of record on January 11, 2007, effectively achieving a two-for-one split of its common shares. CWB also paid a stock dividend of one common share per common share held on January 10, 2005 to all shareholders of record on December 22, 2004.

Dividends are payable on the common shares of CWB if, as and when declared by the Board of Directors. The Board is not required to declare or pay dividends on the common shares of CWB.

CWB is prohibited from paying or declaring a dividend if there are reasonable grounds for believing that CWB is, or that payment would cause CWB to be, in contravention of any regulation made under the Bank Act with respect to the maintenance of adequate capital and adequate and appropriate forms of liquidity or with any direction given with respect to such matters by the Superintendent of Financial Institutions.

In conjunction with the issuance of Trust Capital Securities – Series 1 ("CWB WesTS – Series 1") in August 2006 by Canadian Western Bank Capital Trust ("CWB Trust"), the Bank contractually agreed that if CWB Trust fails to pay in full the semi-annual distributions on its CWB WesTS – Series 1, the Bank will not declare dividends on the Bank's outstanding preferred shares and common shares for a period of approximately 12 months.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The authorized share capital of CWB consists of an unlimited number of common shares, 25,000,000 First Preferred Shares and 33,964,324 Class A Shares, all without nominal or par value. CWB also has six series of conventional debentures outstanding. CWB Trust has issued 105,000 CWB WesTS - Series 1, which are not included in the Bank's annual consolidated financial statements but which are permitted by the Office of the Superintendent of Financial Institutions to be included in the Bank's regulatory capital.

Share Capital

The common shares are entitled to one vote per share at all meetings of holders of common shares. The common shares are entitled to dividends, if, as and when declared by the Board of Directors and to the distribution of assets of CWB in the event of the liquidation, dissolution or winding-up of CWB. As of October 31, 2007, there were 62,836,189 common shares outstanding.

The First Preferred Shares are issuable in series. The First Preferred Shares of each series rank on a parity with the First Preferred Shares of every other series and are entitled to preference over the common shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of CWB. CWB's Board of Directors is empowered to fix the number of shares and the rights to be attached to the First Preferred Shares of each series, including the amount of dividends and any conversion, voting and redemption rights. Subject to the foregoing and applicable law, the holders of the First Preferred Shares are not entitled to receive notice of, attend or vote at meetings of the shareholders of CWB.

As part of the issuance of CWB WesTS – Series 1, the Board of Directors authorized the issuance of 4,200,000 First Preferred Shares Series 1, which pay semi-annual non-cumulative cash dividends with an annual yield of 4.00% and are redeemable at the sole option of the Bank, with OSFI approval, on or after December 11, 2011, and 4,200,000 First Preferred Shares Series 2 which pay semi-annual non-cumulative cash dividends with an annual yield of 5.25% and are redeemable at the sole option of the Bank, with OSFI approval, on or after December 11, 2011. No First Preferred Shares were outstanding as of October 31, 2007.

The Class A Shares were created and issued in connection with CWB's amalgamation with B.C. Bancorp in 1996. Pursuant to the conditions applicable to the Class A Shares, all of the issued and outstanding Class A Shares were automatically converted into common shares twenty business days after the effective date of the amalgamation with B.C. Bancorp. There are currently no Class A Shares issued or outstanding.

Subordinated Debentures

The material details of outstanding, subordinated debentures may be found in Note 16 to the audited consolidated financial statements, which are incorporated herein by reference, and which are available on www.sedar.com, and in the 2007 Annual Report which is available on the Bank's website www.cwbankgroup.com.

Trust Capital Securities

On August 31, 2006 CWB Trust privately placed 105,000 CWB WesTS – Series 1 with institutional investors for gross proceeds of $105 million. The gross proceeds were used to acquire a $105 million deposit note from the Bank. Both the CWB WesTS – Series 1 and the deposit note bear interest at 6.199% until December 31, 2016 and thereafter at the CDOR 180-day Bankers' Acceptance rate plus 2.55%. The material details of the CWB WesTS – Series 1 may be found in Note 13 to the audited consolidated financial statements, which are incorporated herein by reference, and which are available on www.sedar.com and in the 2007 Annual Report.

Constraints

Any person wishing to obtain, or increase, a significant interest in a bank must make an application to the Minister of Finance. Ownership, directly or indirectly, of more than 10% of any class of shares of a bank constitutes a significant interest. A Bank with equity of $8 billion or more (a "Large Bank") may not have a shareholder which owns, directly or indirectly, more than 20% of its outstanding voting shares of any class or more than 30% of its outstanding non-voting shares of any class. Although CWB does not meet this equity threshold, CWB was grandfathered and deemed to be a Large Bank under this section of the Bank Act. The Minister has the power to change CWB's status if it is demonstrated that the change in status is in the public interest and it will foster opportunities for the Bank to grow and better serve its customers. If the Minister were to change the status of CWB, the Minister could approve the acquisition of all the Bank's common shares by a single entity.

The Bank monitors the above constraints on shareholdings through various means including completion of Declaration of Ownership Forms for shareholder certificate transfer requests.

MARKET FOR SECURITIES

Trading Price and Volume

The Bank's common shares are traded on the Toronto Stock Exchange ("TSX") under the symbol CWB. The following table shows the price ranges and volume traded for the common shares for each month of the most recent fiscal year (November 2006 through October 2007).

Period	Common Shares[(1)]	
	Price Range	Volume
November 2006	$20.78 - 23.22	2,707,194
December 2006	$22.81 - 26.50	3,887,522
January 2007	$24.76 - 26.50	3,149,317
February 2007	$23.75 - 25.25	3,649,004
March 2007	$23.15 - 25.95	3,332,312
April 2007	$23.52 - 25.75	2,246,809
May 2007	$23.65 - 26.50	3,308,186
June 2007	$24.54 - 29.40	3,545,652
July 2007	$27.55 - 29.00	3,061,622
August 2007	$23.10 - 28.06	3,602,481
September 2007	$25.78 - 29.10	2,407,368
October 2007	$27.26 - 30.86	3,036,088

(1) On January 18, 2007 CWB paid a stock dividend of one common share per common share held to all shareholders of record on January 11, 2007. The common share information provided under "Price Range" and "Volume" is presented on a post stock dividend basis.

Prior Sales

On March 22, 2007 the Bank issued $200 million principal amount of subordinated debentures, the material details of which may be found in Note 16 to the audited consolidated financial statements, which are incorporated herein by reference, and which are available on www.sedar.com and in the 2007 Annual Report. The subordinated debentures are not listed or quoted on an exchange or alternative marketplace.

DIRECTORS AND OFFICERS

Director and Officer Information

The following table lists the name, municipality of residence and principal occupation of each director of CWB, the period that each director has served as a director, the committees on which the director served during the last fiscal year as well as the number of common shares of CWB, and the percentage of outstanding common shares, beneficially owned, directly or indirectly, or controlled or directed by each director. Each director of CWB is also a director of CWT and Valiant. Directors are elected annually and hold office until the next annual meeting of shareholders.

Name and Municipality of Residence	Principal Occupation	Director Since	Board Committee Membership	Common Shares Beneficially Owned, Controlled or Directed[1]
CHARLES R. ALLARD Edmonton, Alberta, Canada	President, Rosedale Meadows Development Inc. (real estate development company)	June 6, 1986	Conduct Loans	3,574,052[2] 5.69%
ALBRECHT W.A. BELLSTEDT, Q.C. Canmore, Alberta, Canada	President, A.W.A. Bellstedt Professional Corporation (consulting services firm)	March 9, 1995	Conduct (Chair) Governance Loans	13,200 0.02%
JACK C. DONALD[4] Red Deer, Alberta, Canada	President and Chief Executive Officer, Parkland Properties Ltd. (commercial property investment company)	March 22, 1984	Chairman of the Board Loans Governance (Chair)	100,000 0.16%
ALLAN W. JACKSON Calgary, Alberta, Canada	President, ARCI Ltd. (real estate development company)	March 22, 1984	Conduct Loans (Chair) Governance	114,000 0.18%
WENDY A. LEANEY Toronto, Ontario, Canada	President, Wyoming Associates Ltd. (general investment holding company)	March 8, 2001	Audit Loans	16,000 0.03%
ROBERT A. MANNING[4] Edmonton, Alberta, Canada	President, Cathton Holdings Ltd. (general investment holding company)	January 31, 1986	Audit (Chair) Governance	3,617,728[2] 5.76%
GERALD A.B. McGAVIN[4] Vancouver, British Columbia, Canada	President, McGavin Properties Ltd. (general investment holding company)	January 27, 1989	Audit Loans	40,000 0.06%
HOWARD E. PECHET La Jolla, California, U.S.A.	President, Mayfield Consulting Inc. (general investment holding company)	March 22, 1984	Loans Governance	554,400[3] 0.88%
ROBERT L. PHILLIPS[4] Vancouver, British Columbia, Canada	President, R.L. Phillips Investments Inc. (private investment firm)	March 8, 2001	Audit Governance Loans	16,000 0.03%
LAURENCE (LARRY) M. POLLOCK[4] Edmonton, Alberta, Canada	President and Chief Executive Officer of the Bank	January 26, 1990	Loans	410,592 0.65%
ALAN M. ROWE Toronto, Ontario, Canada	Partner, Crown Capital Partners Inc. and Crown Realty Partners (investment management companies)	July 1, 1996	Audit Loans	16,000 0.03%
ARNOLD J. SHELL[4] Calgary, Alberta, Canada	President, Arnold J. Shell Consulting Inc. (an insurance, retirement and estate planning consulting firm)	December 9, 1997	Conduct	16,000 0.03%

(1) The information as to the number of shares owned or over which control or direction is exercised, and the percentage of outstanding shares, is as at October 31, 2007 and has been provided by the respective directors.

(2) Of the amounts for Mr. Allard and Mr. Manning, 3,570,000 shares are owned by Cathton Holdings Ltd. ("Cathton"). Both individuals exercise direction over these shares through their relationships to Cathton. Mr. Allard is a shareholder (50 percent equity interest) and a director of Cathton and Mr. Manning is a director and the President of Cathton.

(3) Of the amount, 40,000 shares are beneficially owned by a trust, of which Mr. Pechet is a trustee but has no beneficial ownership.

(4) Each of these directors are directors of CDI. The other three directors of CDI are Mr. Brian Young, the President and CEO of CDI, and Messrs. Karl Ewoniak and Raymond Protti, both independent directors.

Each of the individuals listed in the previous table have held their respective positions and offices with the same, predecessor or associated firms or organizations for the past five years except:

- Mr. Donald, who prior to May 2004 was Board Chairman of Parkland Income Trust and its predecessor Parkland Industries Ltd. (a refining and marketing oil company);
- Mr. Phillips, who prior to July 2004 was Group President and Chief Executive Officer, BCR Group of Companies (a crown corporation providing integrated transportation services in British Columbia);
- Mr. Bellstedt, who prior to February 2007 was Executive Vice President, Law and Corporate, TransCanada Corporation (a North American energy services company); and
- Mr. Rowe, who prior to July 2007 was Senior Vice President, Chief Financial Officer and Corporate Secretary, Crown Life Insurance Company (a life insurance company).

The following table lists the name, municipality of residence and principal occupation of each executive officer of CWB as at October 31, 2007.

Name and Municipality of Residence	Principal Occupation and Position with CWB	Employed Since
WILLIAM J. ADDINGTON Edmonton, Alberta, Canada	Executive Vice President	1986
ADRIAN M. BAKER Vancouver, British Columbia, Canada	Vice President & Chief Operating Officer, Trust Services, Canadian Western Trust Company	1999
TRACEY C. BALL Edmonton, Alberta, Canada	Executive Vice President and Chief Financial Officer	1987
WILLIAM A. BOOK Edmonton, Alberta, Canada	Vice President and Regional Manager, Northern Alberta Region	1991
JAMES O. BURKE Calgary, Alberta, Canada	Vice President, Equipment Financing Group	1991
LARS K. CHRISTENSEN Edmonton, Alberta, Canada	Vice President and Chief Internal Auditor	1994
CHRIS H. FOWLER Edmonton, Alberta, Canada	Senior Vice President, Credit Risk Management	1991
RANDELL W. GARVEY Edmonton, Alberta, Canada	Executive Vice President, Corporate Support	2005
RICHARD R. GILPIN Edmonton, Alberta, Canada	Vice President, Credit Risk Management	2001
RICKI L. GOLICK Edmonton, Alberta, Canada	Treasurer	1989
CAROLYN J. GRAHAM Edmonton, Alberta, Canada	Vice President and Chief Accountant	2000
MICHAEL N. HALLIWELL Calgary, Alberta, Canada	Vice President and Regional Manager, Prairies	1990
GAIL L. HARDING, Calgary, Alberta, Canada	Vice President, General Counsel and Corporate Secretary	2004
UVE KNAAK Sherwood Park, Alberta, Canada	Vice President, Human Resources	1989
PETER K. MORRISON Edmonton, Alberta, Canada	Vice President, Marketing and Product Development	2002
DAVID R. POGUE Edmonton, Alberta, Canada	Vice President, Corporate Development	2002

Name and Municipality of Residence	Principal Occupation and Position with CWB	Employed Since
LAURENCE (LARRY) M. POLLOCK Edmonton, Alberta, Canada	President, Chief Executive Officer and Director	1990
GREGORY J. SPRUNG Coquitlam, British Columbia, Canada	Vice President and Regional Manager, British Columbia	2005
MICHAEL VOS Edmonton, Alberta, Canada	Chief Technology Officer	1987
JOHN (JACK) C. WRIGHT Edmonton, Alberta, Canada	Senior Vice President	1990
BRIAN J. YOUNG Vancouver, British Columbia, Canada	Executive Vice President, President & Chief Executive Officer, Canadian Direct Insurance Incorporated	2004

All of the executive officers listed have held their respective positions with CWB for at least the last five years except for the following:

- Mr. Baker held the position of Vice President and General Manager, CWT prior to being appointed Vice President and Chief Operating Officer, Trust Services, CWT in June 2004. In October 2004 Mr. Baker was also appointed President, Valiant Trust Company.
- Mr. Burke held the position of Senior Assistant Vice President and District Manager, Industrial prior to being appointed Vice President, Industrial in June 2004 which title was subsequently amended to Vice President, Equipment Financing Group.
- Mr. Christensen held the position of Manager, Commercial Lending until June 2003 when he was appointed Assistant Vice President, Real Estate Lending. In November 2006, Mr. Christensen was appointed Vice President and Chief Internal Auditor.
- Mr. Fowler held the position of Senior Assistant Vice President, Credit Risk Management prior to being appointed Vice President, Credit Risk Management in October 2003 and then Senior Vice President, Credit Risk Management in February 2006.
- Mr. Garvey joined CWB as Senior Vice President, Corporate Support in November 2005 and was appointed Executive Vice President, Corporate Support in June 2007. From September 2003 to October 2005, he was the Chief Financial Officer at the Workers Compensation Board of Alberta and prior to that, he was the General Manager Corporate Services and Chief Financial Officer at the City of Edmonton.
- Mr. Gilpin held the position Assistant Vice President, Credit Risk Management prior to his appointment as Vice President, Credit Risk Management in February 2006.
- Ms. Golick held the position Senior Assistant Vice President, Treasury and Agent Administration until her appointment as Treasurer in October 2003.
- Ms. Graham held the position Assistant Vice President, Finance until June 2005 when she was appointed Senior Assistant Vice President and Chief Accountant. In June 2006, Ms. Graham was appointed Vice President and Chief Accountant.
- Mr. Halliwell held the position of Senior Assistant Vice President and Branch Manager prior to his appointment as Vice President and Regional Manager in October 2003.
- Ms. Harding joined CWB as Vice President, General Counsel and Corporate Secretary in September 2004 prior to which she held the position of Partner with Fraser Milner Casgrain LLP.
- Mr. Knaak held the position of Senior Assistant Vice President, Human Resources prior to being appointed Vice President, Human Resources in October 2003.
- Mr. Morrison held the position of Assistant Vice President, Product Development prior to being appointed Vice President, Marketing and Product Development in January 2006.
- Mr. Pogue held the position of Vice President, Marketing and Product Development prior to November 2005 when Mr. Pogue was appointed Vice President, Corporate Development.

- Mr. Sprung joined CWB in November 2005 as Vice President and Regional Manager, British Columbia. Prior to joining CWB, Mr. Sprung held executive positions with other Canadian financial institutions for 35 years.
- Mr. Vos held the position Senior Assistant Vice President, Systems until he was appointed Chief Technology Officer in October 2003.
- Mr. Young was appointed President and Chief Executive Officer of HSBC Canadian Direct Insurance Incorporated in May 2000, which was acquired by CWB in April 2004. In July 2005 Mr. Young was also appointed Executive Vice President of CWB.

As at October 31, 2007, CWB directors and executive officers, as a group, beneficially owned or exercised direction over 5,313,346 common shares or approximately 8.46% of the issued and outstanding common shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Bank has, within the 10 years prior to the date of this Annual Information Form, been a director or executive officer of any company that (i) was the subject of a cease trade order or similar order for more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of an cease trade order or similar order for more than 30 days, or (iii) within one year of the director or executive officer ceasing to act in that capacity, became bankrupt or insolvent, instituted proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except as follows:

- Mr. Rowe served as a director of CrownAg International Inc. from November 25, 2004 to June 14, 2005 as a nominee of a secured lender which, together with two other secured lenders, appointed a receiver of the company on June 14, 2005;
- Mr. Bellstedt, who served as a trustee of Atlas Cold Storage Income Trust, was subject to an Ontario Securities Commission cease trade order that was issued in respect of all insiders of Atlas Cold Storage Income Trust on December 2, 2003 due to the late filing of financial statements required to reflect certain restatements. The cease trade order was rescinded in January 2004; and
- Ms. Harding resigned as director of AC Energy Inc., a TSX Venture Exchange company, on March 14, 2003. The company was placed in receivership by its secured lender on October 9, 2003 and a cease trade was issued against the company on December 19, 2003 for failure to file its financial statements.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the directors and officers and CWB or its subsidiaries.

LEGAL PROCEEDINGS

In the ordinary course of business, the Bank and its subsidiaries are parties to legal proceedings. Although the outcome of such proceedings is difficult to predict, based on current knowledge, the Bank does not expect the outcome of any of these proceedings to have a material effect on its consolidated financial position or results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer or an associate thereof had any material interest, direct or indirect, in any transaction within the three most recently completed fiscal years that has materially affected or will materially effect CWB.

TRANSFER AGENTS AND REGISTRAR

Valiant acts as registrar and transfer agent for CWB's common shares at its principal office in Calgary, Alberta. BNY Trust Company of Canada acts as co-transfer agent in Toronto, Ontario.

INTERESTS OF EXPERTS

Deloitte & Touche LLP were auditors of the Bank for the year ended October 31, 2007 and prepared and executed the audit report accompanying the annual consolidated financial statements.

AUDIT COMMITTEE INFORMATION

Audit Committee's Mandate

CWB's Audit Committee Mandate sets out the committee's purpose, organization, reporting, duties and responsibilities. A copy of the mandate is attached hereto as Appendix "A".

Composition of the Audit Committee

As of October 31, 2007, the Audit Committee was comprised of five directors, all of whom are independent directors: Robert A. Manning (Chair), Wendy A. Leaney, Gerald A. B. McGavin, Alan M. Rowe and Robert L. Phillips. Each member of the Audit Committee is financially literate and holds the same position with CWT and Valiant.

Relevant Education and Expertise

The following section lists the relevant education and experience for each Audit Committee member.

Robert A. Manning, B.Sc. (Hons), MBA (Chairman of the Audit Committee)

Robert Manning acquired significant experience and exposure to accounting and financial reporting issues as the current President and Director of privately-held Cathton Holdings Ltd. and several subsidiary and affiliated companies, and Executive Vice President and Director of North West Trust Company from 1979-1980. Mr. Manning completed his Masters of Business Administration at Cranfield School of Management and his Bachelor of Science (Hons) at the University of Manchester Institute of Science and Technology. Mr. Manning has been a director of the Bank for 22 years and is also a director of CDI.

Wendy A. Leaney, B.A. (Hons), FICB

Wendy Leaney acquired significant experience and exposure to accounting and financial reporting issues in various capacities during her 26-year career with TD Bank. She is the current President of Wyoming Associates Ltd., a private investment and consulting firm. Ms. Leaney's career has been focused on providing corporate finance, advisory and lending services to the communications and media sectors. She currently serves as a director of Corus Entertainment Inc. Ms. Leaney received her Bachelor of Arts (Hons) from the University of Toronto and has completed the Executive Management Programme at the University of Western Ontario. Ms. Leaney is a Fellow of the Institute of Canadian Bankers and has completed both the Canadian Securities Course and the Partners, Directors and Officers Course offered by the Canadian Securities Institute. Ms. Leaney has been a director of the Bank for seven years.

Gerald A. B. McGavin, B. Comm., MBA, C.M., O.B.C., FCA
Gerald McGavin acquired significant experience and exposure to accounting and financial reporting issues as the current Director and President for privately-held McGavin Properties Ltd. and subsidiary and affiliated companies, as President and COO of B.C. Hydro and Power Authority from 1986-1987 and as Director, President and CEO of Yorkshire Trust Company from 1972-1986. Mr. McGavin also serves as a director of Industrial Alliance Pacific Life Assurance Company of Canada which acquired Seaboard Life Insurance Company and Seaboard Trust Company of which Mr. McGavin was a Director and the Chairman of the Audit Committee. Mr. McGavin earned his Bachelor of Commerce from the University of British Columbia and his Masters in Business Administration from the University of California at Berkeley. He has been a Chartered Accountant since 1963 and has served as a member of the Accounting Research and Advisory Board for the Canadian Institute of Chartered Accountants. Mr. McGavin has been a director of the Bank for 19 years and is also a director and the Audit Committee Chairman of CDI.

Robert L. Phillips, B.Sc. Chemical Engineering (Hons), LLB (Gold Medalist)
Robert Phillips acquired significant experience and exposure to accounting and financial reporting issues as the current President of R.L. Phillips Investments Inc., a private investment firm, as President and Chief Executive Officer of the BCR Group of Companies from 2001 to 2004, as Executive Vice-President of MacMillan Bloedel Limited from 1999 to 2000, as President and CEO of PTI Group Inc. from 1998 to 1999 and President and Chief Executive Officer of Dreco Energy Services Ltd. from 1994 to 1998. Mr. Phillips is a director of Axia NetMedia Corporation, Epcor Utilities Inc., Boston Pizza Royalties Income Fund, MacDonald Dettwiler & Associates Ltd., TerraVest Income Fund, Precision Drilling Corporation and West Fraser Timber Co. Ltd. Mr. Phillips has received Bachelor of Laws (Gold Medalist) and Bachelor of Science, Chemical Engineering (Hons) degrees from the University of Alberta. He has been a director of the Bank for seven years and is also a director and Board Chairman of CDI.

Alan M. Rowe, B. Comm. (Hons, Gold Medalist), CA
Alan Rowe acquired significant experience and exposure to accounting and financial reporting issues in his current positions as Partner, Crown Capital Partners Inc. and Crown Realty Partners, as well as previous positions with Crown Life Insurance Company which included: Senior Vice-President, Chief Financial Officer and Corporate Secretary; Vice President Finance; and Vice President and Treasurer. Mr. Rowe is also a director and the Audit Committee Chairman of Big Sky Farms Inc., a large hog producer in Saskatchewan, and the President of the Saskatchewan Government Growth Fund. Mr. Rowe received his Bachelor of Commerce (Hons, Gold Medalist) from the Memorial University of Newfoundland, has been a Chartered Accountant since 1980 (Newfoundland Gold Medalist) and is a member of Financial Executives International. Mr. Rowe has been a director of the Bank for 11 years.

Pre-Approval Policies and Procedures Regarding External Auditors

As part of CWB's corporate governance structure, the Audit Committee annually reviews and approves the terms and scope of the external auditors' engagement. To further ensure the independence of the auditors is not compromised, CWB's policy requires that the Audit Committee also pre-approve all significant engagements of the auditors for non-audit services and monitor all other engagements.

Under the policy, the significance threshold for non-audit engagements is defined as any engagement for which the cost estimate exceeds five percent of the audit fee as outlined in the auditors' scope memorandum. Receiver/manager services provided by the auditors to borrowers of the Bank are not included in the definition of non-audit services under this policy but are reviewed by the Audit Committee on an annual basis.

All non-audit service engagements, regardless of the cost estimate, are required to be coordinated and approved by the Chief Financial Officer, or designate, to further ensure that adherence to this policy is monitored. All non-audit service engagements are reported to the Audit Committee on a quarterly basis.

External Audit Fees by Category

Deloitte & Touche LLP (or predecessor firm) has served continually as the Bank's external auditor since 1984. The following table lists the fees paid to Deloitte & Touche LLP, by category, for the last two fiscal years.

	Year ended October 31, 2007 ($)	Year ended October 31, 2006 ($)
Audit fees	438,608	416,041
Audit-related fees	151,050	60,000
Tax-related fees	842,295	94,686
All other fees	26,943	58,707
Total fees	1,458,896	629,434

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Bank's annual financial statements or services provided in connection with statutory and regulatory filings or engagements and the review of the Bank's interim financial statements.

Audit-related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit fees item above. In 2007, the amount of these services increased primarily as a result of accounting consultations and services regarding the implementation of the new accounting framework for financial instruments, the issuance of a privately placed subordinated debenture issue and services relating to special procedures performed for a subsidiary as part of its regulatory requirements..

Tax-related Fees

Tax-related fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance including the review of original and amended tax returns; preparation of senior management tax returns; tax planning and advisory services relating to common forms of taxation including income tax, capital tax, goods and services tax and property tax. In 2007, these fees also included a one-time contingency fee related to advice on prior period transactions. This fee arrangement was entered into prior to the initial establishment in 2004 of the policy which requires the pre-approval of non-audit services by the Audit Committee.

All Other Fees

All other fees were paid for products or services other than the audit fees, audit-related fees and tax-related fees described above. These services include corporate recovery services, where the auditor acts as the receiver or manager as part of the collection of outstanding loans.

ADDITIONAL INFORMATION

Additional information relating to Canadian Western Bank may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of securities and securities authorized under equity compensation plans are contained in CWB's Management Proxy Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in CWB's audited consolidated financial statements and Management's Discussion and Analysis for the year ended October 31, 2007, which is available at www.sedar.com and in the 2007 Annual Report.

Copies of the information referred to in this section may be obtained by writing to the Corporate Secretary, Canadian Western Bank, Suite 2300, 10303 Jasper Avenue, Edmonton, Alberta, T5J 3X6 or via the Bank's website at www.cwbankgroup.com.

APPENDIX "A"

CANADIAN WESTERN BANK
AUDIT COMMITTEE MANDATE

PURPOSE OF THE AUDIT COMMITTEE

The purpose of the Audit Committee is to assist the Board of Directors (the "Board") in fulfilling its oversight responsibilities with respect to (a) the integrity of the financial statements and other financial information provided by the Bank to its shareholders, the public and others, (b) the qualifications and independence of the external auditors, (c) the performance of the Bank's internal and external auditors and (d) the adequacy of the Bank's internal controls.

Although the Audit Committee has the powers and responsibilities set forth in this Mandate, the role of the Audit Committee is oversight. It is not the duty of the Audit Committee to conduct audits or to determine that the Bank's financial statements are complete, accurate and in accordance with generally accepted accounting principles. The external auditor is responsible for planning and carrying out, in accordance with professional standards, an audit of the Bank's annual financial statements and reviewing the Bank's quarterly financial information. Management of the Bank is responsible for the preparation, presentation and integrity of the Bank's financial statements and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.

ORGANIZATION OF THE AUDIT COMMITTEE

The Audit Committee shall be comprised of not less than three directors, one of whom shall serve as the Chair of the Committee, as determined by the Board. Each Committee member shall satisfy the independence, financial literacy and experience requirements of all applicable regulatory requirements (including Multilateral Instrument 52-110 *Audit Committees*), as such qualifications are interpreted by the Board in the exercise of its sound business judgment.

MEETINGS OF THE AUDIT COMMITTEE

In order for the Committee to transact business, two members of the Committee must be present and a majority of those present must be resident Canadians. The Audit Committee shall meet on a regular basis and shall schedule a sufficient number of meetings (whether in person or by teleconference) to carry out its mandate, which shall occur at least once each quarter. Any member of the Committee or the external auditors may call a meeting. At least quarterly, the Committee shall have separate private meetings with the external auditors, the chief internal auditor and management to discuss any matters that the Committee or these groups believe should be discussed. The Chair, or in his or her absence another member of the Audit Committee, will preside at each meeting of the Audit Committee.

REPORTING TO THE BOARD

The Committee shall report verbally after each meeting to the Board with respect to its activities with such recommendations as are deemed desirable in the circumstances. Prior to approval by the directors, the Committee will also report to the Board on the annual statement and returns that must be approved by the directors under the Bank Act.

OUTSIDE ADVISORS

The Audit Committee shall have the authority to retain, at the Bank's expense, independent advisors and consultants to advise the Audit Committee as it determines necessary to carry out its duties and to fix the remuneration of such advisors and consultants. The Audit Committee may request any officer or employee of the Bank, or the Bank's internal or external auditors or legal counsel to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

DUTIES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE

The Audit Committee shall have the following specific duties and responsibilities:

- Review the annual audited financial statements, Management's Discussion and Analysis ("MD&A"), the Annual Information Form and other annual public documents of the Bank containing financial information and report thereon to the directors before approval is given.

- Review the quarterly reports to the shareholders, including the unaudited interim quarterly financial statements and the quarterly MD&A and report thereon to the directors before approval is given.

- Review the Bank's earnings press releases before the Bank publicly discloses this information.

- Discuss major issues regarding accounting principles and financial statement presentations, including significant changes in the Bank's selection or application of accounting principles, analyses prepared by management or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements.

- Meet with the external auditors to discuss the annual and quarterly financial results and the returns referred to within this mandate and receive the auditors' reports thereon.

- Recommend to the Board the appointment of the external auditors, who shall report directly to the Committee. Review the terms of the external auditors' engagement, their level of remuneration, the audit plan, any proposed changes in accounting policies, their presentation and input concerning significant risks and key estimates and judgments of management.

- Resolve disagreements between management and the external auditors regarding financial reporting.

- Review the independence of the external auditors.

- Review and approve the policy for non-audit services to be completed by the external auditors, which includes an established definition of what constitutes non-audit services and a requirement for pre-approval for all but de minimus engagements. The Committee may delegate to one or more Committee members, the authority to grant approval of such services, provided the decisions of such members are reported to the full Committee at its next meeting.

- Review and approve the Bank's hiring policies regarding employees and former employees of the present and former external auditors of the Bank.

- Require the management of the Bank to implement and maintain appropriate internal control procedures. Review, evaluate and approve those procedures.

- Meet with the chief internal auditor of the Bank and with management of the Bank, to discuss reports on internal audit activities and findings and the effectiveness of the internal control procedures established for the Bank. Review the mandate and annual plan of the internal audit department.

- Review correspondence received from regulators and external auditors together with management's responses thereto, concerning the effectiveness of internal controls and other matters that fall within the responsibility of the Committee.

- Review such returns of the Bank as the Superintendent of Financial Institutions may specify.

- Review such investments and transactions of the Bank, that could adversely affect the well being of the Bank as the external auditors or any officer of the Bank may bring to the attention of the Committee.

- Review a quarterly report from the Loans Committee of the Board, concerning the quality of the loan portfolio, the adequacy of the allowance for credit losses and accounts recommended for write-off.

- Review the appointment of the Chief Financial Officer and the Chief Internal Auditor.

- Review periodically the Code of Conduct for senior financial officers.

- Review a quarterly report from the Bank's Disclosure Committee.

- Review a quarterly report from the Canadian Direct Insurance Incorporated Audit and Conduct Review Committee.

- Establish procedures for the receipt and handling of complaints received by the Bank regarding accounting, internal accounting controls, or auditing matters, and establish procedures for the confidential, anonymous submission by employees of the Bank of concerns regarding questionable accounting or auditing matters.

- Review and assess annually the adequacy of its mandate.

- Prepare any report from the Committee that may be required to be included in the Bank's management information circular or that the Board elects to include on a voluntary basis.

This mandate was last approved on December 6, 2007.

END